Exhibit 99.1

EXECUTION VERSION

Dated 3 March 2020

YANDEX N.V.

and

BNY MELLON CORPORATE TRUSTEE SERVICES LIMITED

TRUST DEED

constituting
U.S.$1,250,000,000 0.75 per cent.

Convertible Notes due 2025

Ref: L-296288

Linklaters LLP

Table of Contents

	Contents	Page
1	Interpretation	3
2	Amount of the Original Notes and Covenant to pay	7
3	Form of the Original Notes	8
4	Stamp Duties and Taxes	9
5	Further Issues	9
6	Application of Moneys received by the Trustee	10
7	Covenant to Comply	11
8	Conversion	11
9	Covenants relating to Conversion	11
10	Covenants	12
11	Remuneration and Indemnification of the Trustee	14
12	Provisions Supplemental to The Trustee Act 1925 and the Trustee Act 2000	15
13	Trustee Liability	22
14	Enforcement, Waiver and Proof of Default	23
15	Trustee not precluded from entering into Contracts	24
16	Modification and Substitution	24
17	Appointment, Retirement and Removal of the Trustee	25
18	Currency Indemnity	26
19	Communications	27
20	Purchase or Redemption by the Issuer of Class A Shares	28
21	Governing Law and Arbitration	29
22	Counterparts	30
23	Contracts (Rights of Third Parties) Act 1999	30
24	Power of Attorney	30
	SCHEDULE 1 Terms and Conditions of the Notes	31
	SCHEDULE 2 Form of Original Definitive Registered Note	88
	SCHEDULE 3 Form of Original Global Note	93
	SCHEDULE 4 Provisions for Meetings of Noteholders	99
	SCHEDULE 5 Form of Director’s Certificate	106

This Trust Deed is made on 3 March 2020 between:

(1)                              YANDEX N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, with its corporate seat (statutaire zetel) in Schiphol, The Netherlands, its registered office at Schiphol Boulevard 165, 1118 BG Schiphol, The Netherlands, and registered with the Dutch trade register under number 27265167 (the “Issuer”); and

(2)                             BNY MELLON CORPORATE TRUSTEE SERVICES LIMITED whose registered office is at One Canada Square, London E14 5AL, United Kingdom (the “Trustee”, which expression shall, where the context so admits, include all persons for the time being the trustee or trustees of this Trust Deed).

Whereas:

(A)                            The Issuer, incorporated with limited liability in the Netherlands, has authorised (i) the issue of U.S.$1,250,000,000 in principal amount of Notes to be known as its 0.75 per cent. Convertible Notes due 2025 to be constituted by this Trust Deed and (ii) the issue of Class A Shares and/or payment of the Cash Conversion Amount and/or the Alternative Settlement Cash Amount that may be issued on conversion of the Notes.

(B)                            The Trustee has agreed to act as trustee of this Trust Deed on the following terms and conditions.

This Deed witnesses and it is declared as follows:

1                                     Interpretation

1.1                            Definitions: The following expressions shall have the following meanings:

“Agency Agreement” means, in relation to the Original Notes, the Paying, Transfer and Conversion Agency Agreement dated on or about the date hereof, as altered from time to time, between the Issuer, the Trustee, the Principal Paying, Transfer and Conversion Agent and the Registrar whereby the initial Principal Paying, Transfer and Conversion Agent and the Registrar were appointed in relation to the Original Notes and includes any other agreements approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed) appointing Successor Agents or amending or modifying any of such agreements;

“Agents” means, in relation to the Original Notes, the Principal Paying, Transfer and Conversion Agent and the Registrar and any other agent appointed pursuant to the Agency Agreement (and “Agent” means any one of them) and, in relation to any Further Notes, means any agent or registrar appointed in relation to them;

“Alternative Settlement Cash Amount” has the meaning specified in Condition 3;

“Applicable Law” means any law or regulation including, but not limited to: (a) any domestic or foreign statute or regulation; (b) any rule or practice of any Authority with which the Agents are bound or accustomed to comply; and (c) any agreement entered into by the Trustee and any Authority or between any two or more Authorities applicable to the Trustee in the context of this Deed;

“Appointee” has the meaning specified in Clause 12.21;

“Authority” means any competent regulatory, prosecuting, Tax or governmental authority in any jurisdiction;

“Business Day” means, in relation to any place, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in the relevant place;

“Cash Conversion Amount” has the meaning specified in Condition 6(a);

“Certification Date” has the meaning specified in Clause 10.5;

“Clearstream, Luxembourg” means Clearstream Banking S.A.;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Conditions” means, in relation to the Original Notes, the terms and conditions set out in Schedule 1 and, with respect to any Further Notes, the terms and conditions set out in a schedule to the supplemental trust deed constituting such Further Notes as any of the same may from time to time be modified in accordance with the provisions thereof and/or of this Trust Deed and with respect to any Notes represented by a Global Note, as modified by the provisions of such Global Note, and references in this Trust Deed to a particular numbered Condition shall, in relation to the Original Notes, be construed accordingly and shall, in relation to any Further Notes, be construed as a reference to the provision (if any) in the Conditions thereof which corresponds to the particular Condition of the Original Notes;

“Contractual Currency” has the meaning specified in Clause 18.1;

“Conversion Date” has the meaning specified in Condition 6(g);

“Conversion Price” has the meaning specified in Condition 6(a)(ii);

“Conversion Right” has the meaning specified in Condition 6(a)(ii);

“Definitive Registered Notes” means the Original Definitive Registered Notes and/or as the context may require any other definitive registered notes representing Further Notes or any of them;

“Euroclear” means Euroclear Bank SA/NV;

“Event of Default” means any of the events listed in Condition 10 certified by the Trustee as materially prejudicial to the interests of the Noteholders, as applicable;

“Extraordinary Resolution” has the meaning set out in Schedule 4;

“FATCA Withholding” means any withholding or deduction required pursuant to an agreement described in section 1471(b) of the Code, or otherwise imposed pursuant to sections 1471 through 1474 of the Code, any regulations or agreements thereunder, any official interpretations thereof, or any law implementing an intergovernmental approach thereto;

“Further Notes” means any further Notes issued in accordance with the provisions of Clause 5 and the Conditions and constituted by a deed supplemental to this Trust Deed;

“FSMA” means the Financial Services and Markets Act 2000;

“Global Note” means the Original Global Note and/or as the context may require any other global Note representing Further Notes or any of them except that in Schedule 3 Global Note means the Original Global Note;

a “holding company” of a company or a corporation means any company or corporation of which the first mentioned company or corporation is a subsidiary;

“Material Subsidiary” has the meaning specified in Condition 3;

“Noteholder” and “holder” mean, in relation to a Note, the person in whose name the Note is registered in the Register;

“Notes” means the Original Notes and/or, as the context may require, any Further Notes except that in Schedules 2 and 3 “Notes” means the Original Notes;

“Class A Shares” means the fully-paid Class A ordinary shares in the capital of the Issuer currently with, on the Closing Date, a nominal value of €0.01 each;

“Original Notes” means the Notes in or substantially in the form set out in Schedule 2 comprising the U.S.$1,250,000,000 0.75 per cent. Convertible Notes due 2025 constituted by this Trust Deed and for the time being outstanding or, as the context may require, a specific number of them and includes any replacement Notes issued pursuant to the Conditions and (except for the purposes of Clauses 3.1 and 3.2) the Global Note;

“Original Noteholders” means, in relation to an Original Note, the person in whose name the Original Note is registered in the Register;

“Original Definitive Registered Notes” means those Original Notes for the time being represented by definitive certificates in the form or substantially in the form set out in Schedule 2 and in accordance with Condition 1(a);

“Original Global Note” means the global Note in registered form which will evidence the Original Notes, substantially in the form set out in Schedule 3, and evidencing the registration of the person named therein in the Register;

“outstanding” means, in relation to the Notes, all the Notes issued except (a) those which have been redeemed in accordance with the Conditions, (b) those in respect of which Conversion Rights have been exercised and all the obligations of the Issuer to deliver Class A Shares and/or cash have been performed in relation thereto, (c) those in respect of which the date for redemption has occurred and the redemption moneys (including all interest accrued on such Notes to the date for such redemption and any interest payable under the Conditions after such date) have been duly paid to the relevant Noteholder or on its behalf or to the Trustee or to the Principal Paying, Transfer and Conversion Agent as provided in Clause 2 and remain available for payment against surrender of Notes (if so required), as the case may be, (d) those which have become void or those in respect of which claims have become prescribed, (e) those mutilated or defaced Notes which have been surrendered in exchange for replacement Notes (if so required), (f) those which have been purchased and cancelled as provided in the Conditions and (g) the Global Note to the extent that it shall have been exchanged for interests in another Global Note and any Global Note to the extent that it shall have been exchanged for Definitive Registered Notes pursuant to its provisions; provided that for the purposes of (i) ascertaining the right to attend and vote at any meeting of the Noteholders or to participate in any Written Resolution or Electronic Consent, (ii) the determination of how many Notes are outstanding for the purposes of Conditions 10, 11, 14 and 15 and Schedule 4, and (iii) the exercise of any discretion, power or authority contained in this Trust Deed or provided by law, which the Trustee is required, expressly or impliedly, to exercise in or by reference to the interests of the Noteholders, those Notes (if any) which are beneficially held by or on behalf of the Issuer or any of its Subsidiaries and not cancelled shall be deemed not to remain outstanding;

“Potential Event of Default” means an event or circumstance which could, with the giving of notice, lapse of time, issue of a certificate and/or the fulfilment of any other requirement provided for in Condition 10, become an Event of Default;

“Principal Paying, Transfer and Conversion Agent” means, in relation to the Original Notes, The Bank of New York Mellon, London Branch at its specified office, in its capacity as Principal Paying, Transfer and Conversion Agent (in respect of the Original Notes) and, in relation to any Further Notes, the Principal Paying, Transfer and Conversion Agent appointed in respect of such Further Notes and, in each case, any Successor Principal Paying, Transfer and Conversion Agent;

“Proceedings” has the meaning specified in Clause 21.2;

“Register” has the meaning specified in Condition 4(a);

“Registrar” means The Bank of New York Mellon SA/NV, Luxembourg Branch at its specified office, in its capacity as Registrar and any Successor Registrar;

“Securities” means any securities including, without limitation, Class A Shares and any other shares in the capital of the Issuer and options, warrants or other rights to subscribe for or purchase or acquire Class A Shares or any other shares in the capital of the Issuer;

“specified office” means, in relation to any Agent, either the office identified with its name at the end of the Conditions or any other office approved by the Trustee and notified to the Noteholders pursuant to Clause 10.10;

“Subsidiary” has the meaning specified in Condition 3;

“Successor” means, in relation to the Agents, such other or further person as may from time to time be appointed by the Issuer as an Agent with the prior written approval of, and on terms approved in writing by, the Trustee (such approval not to be unreasonably withheld or delayed) and notice of whose appointment is given to Noteholders pursuant to Clause 10.10;

“Tax” means all present or future taxes, levies, imposts, charges, assessments, deductions, withholdings and related liabilities of whatever nature imposed, levied, collated, withheld or assessed by or on behalf of any Authority having power to tax;

“this Trust Deed” means this Trust Deed, the Schedules (as from time to time amended, modified and/or supplemented in accordance with this Trust Deed) and any other document executed in accordance with this Trust Deed (as from time to time so altered) and expressed to be supplemental to this Trust Deed;

“Transaction Documents” means the Agency Agreement and this Trust Deed;

“trust corporation” means a trust corporation (as defined in the Law of Property Act 1925) or a corporation entitled to act as a Trustee pursuant to applicable foreign legislation relating to trustees; and

“Trustee Acts” means the Trustee Act 1925 and the Trustee Act 2000.

1.2                            Construction of Certain References:

References to:

1.2.1                  Liabilities, costs, charges, remuneration or expenses shall include any applicable value added tax, turnover tax or similar tax (“VAT”) charged in respect thereof;

1.2.2                  “US dollars” and “U.S.$” shall be construed as references to the lawful currency for the time being of the United States of America;

1.2.3                  any action, remedy or method of judicial proceedings for the enforcement of rights of creditors shall include, in respect of any jurisdiction other than England and Wales, references to such action, remedy or method of judicial proceedings for the enforcement of rights of creditors available or appropriate in such jurisdiction as shall most nearly approximate thereto;

1.2.4                  any provision of any statute shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under such modification or re-enactment;

1.2.5                  “such approval not to be unreasonably withheld or delayed” or like references shall mean, when used in this Trust Deed, the Agency Agreement or the Conditions, in relation to the Trustee that, in determining whether to give consent or approval, the Trustee shall have due regard to the interests of Noteholders and any determination as to whether or not its consent or approval is unreasonably withheld or delayed shall be made on that basis; and

1.2.6                  references in this Trust Deed to “reasonable” or “reasonably” and similar expressions relating to the Trustee and any exercise of power, opinion, determination or other similar matter shall be construed as meaning reasonable or reasonably (as the case may be) having due regard to, and taking into account the interests of, the Noteholders.

1.3                            Conditions: Words and expressions defined in the Conditions and not defined in the main body of this Trust Deed shall when used in this Trust Deed (including the recitals) have the same meanings as are given to them in the Conditions.

1.4                            Headings: Headings shall be ignored in construing this Trust Deed.

1.5                            Schedules: The Schedules are part of this Trust Deed and shall have effect accordingly.

1.6                            Modification etc. of Statutes: References to a statutory provision include that provision as from time to time modified or re-enacted whether before or after the date of this Trust Deed.

2                                     Amount of the Original Notes and Covenant to pay

2.1                            Amount of the Original Notes: The aggregate principal amount of the Original Notes is limited to U.S.$1,250,000,000.

2.2                            Covenant to pay: The Issuer will, on any date when any Original Notes become due to be redeemed, in accordance with this Trust Deed or the Conditions, unconditionally pay (or procure to be paid) to or to the order of the Trustee in US dollars in same day funds the principal amount of the Original Notes becoming due for redemption on that date and will (subject to the Conditions) until such payment (both before and after judgment) unconditionally so pay or procure to be paid to or to the order of the Trustee interest on the principal amount of the Original Notes outstanding as set out in the Conditions provided that (1) subject to the provisions of Clause 2.4, payment of any sum due in respect of the Original Notes made to or to the account of the Principal Paying, Transfer and Conversion Agent as provided in the Agency Agreement shall, to that extent, satisfy such obligation except to the extent that there is failure in its subsequent payment to the relevant Original Noteholders under the Conditions and (2) a payment made after the due date or pursuant to Condition 10 will be deemed to have been made when the full amount due has been received by the Trustee or the Principal Paying, Transfer and Conversion Agent and notice to that effect has been given to the Original Noteholders (if required under Clause 10.8) except to the extent that there is a failure in the subsequent payment to the relevant holders under the Conditions. The Trustee will hold the benefit of this covenant on trust for the Original Noteholders.

2.3                            Discharge: Subject to Clause 2.4, any payment to be made in respect of the Notes by the Issuer or the Trustee may be made as provided in the Conditions and any payment so made will (subject to Clause 2.4) to such extent be a good discharge to the Issuer or the Trustee, as the case may be.

2.4                            Payment after a Default: At any time after an Event of Default or a Potential Event of Default has occurred and is continuing the Trustee may:

2.4.1                  by notice in writing to the Issuer and the Agents, require the Agents (or any of them), until notified by the Trustee to the contrary, so far as permitted by any applicable law:

(i)                                  to act thereafter as Agents of the Trustee under this Trust Deed and the Notes on the terms of the Agency Agreement (with consequential amendments as necessary and except that the Trustee’s liability for the indemnification, remuneration and all other out-of-pocket expenses of the Agents will be limited to the amounts for the time being held by the Trustee in respect of the Notes on the terms of this Trust Deed) and thereafter to hold all Notes and/or Class A Shares received on conversion or settlement of the Notes or the Cash Conversion Amount or the Alternative Settlement Cash Amount, as the case may be, and all moneys, documents and records held by them in respect of Notes and/or Class A Shares to the order of the Trustee; or

(ii)                               to deliver all Notes and/or Class A Shares received on conversion or settlement of the Notes or the Cash Conversion Amount or the Alternative Settlement Cash Amount, as the case may be, and all moneys, documents and records held by them in respect of the Notes and/or Class A Shares to the Trustee or as the Trustee directs in such notice provided that such notice shall be deemed not to apply to any documents or records which the relevant Agent is obliged not to release by any law or regulation; and

2.4.2                  by notice in writing to the Issuer require the Issuer to make all subsequent payments in respect of the Notes to, or to the order of, the Trustee and not to the Principal Paying, Transfer and Conversion Agent with effect from the issue of any such notice to the Issuer; and from then until such notice is withdrawn, proviso (1) to Clause 2.2 shall cease to have effect.

3                                     Form of the Original Notes

3.1                            The Original Global Note: The Original Notes will be represented by the Original Global Note initially in the principal amount of U.S.$1,250,000,000 and the Issuer shall procure that appropriate entries be made in the Register of Noteholders by the Registrar to reflect the issue of such Original Notes. The Original Global Note will be delivered to and registered in the nominee name of a common depositary for Euroclear and Clearstream, Luxembourg. The Original Global Note will be exchangeable for Original Definitive Registered Notes as set out in the Original Global Note.

3.2                            The Original Definitive Registered Notes: The Original Definitive Registered Notes may be printed or typed and need not be security printed unless otherwise required by applicable stock exchange requirements. The Original Definitive Registered Notes and Original Global Note will be in or substantially in the respective forms set out in Schedules 2 and 3. Original Definitive Registered Notes will be endorsed with the Conditions.

3.3                            Signature: The Original Global Note and any Original Definitive Registered Note (if issued) will be signed manually or in facsimile by a director of the Issuer and will be authenticated by or on behalf of the Registrar. The Issuer may use the manual or facsimile signature of any person who is at the date of this Trust Deed a director of the Issuer even if at the time of issue of any Original Notes he no longer holds such office. Original Notes (including the Original Global Note) so executed and authenticated will be valid and binding obligations of the Issuer.

4                                     Stamp Duties and Taxes

4.1                            Stamp Duties:

4.1.1                  The Issuer will pay any capital, stamp, issue, registration and transfer taxes and duties (excluding, for the avoidance of doubt, capital gains tax or similar taxes on gains or profits) payable (i) in Belgium, Luxembourg, the Netherlands, the United States or the United Kingdom on or in respect of the creation, issue and initial offering of the Notes and the execution or delivery of this Trust Deed and (ii) in the Netherlands, the United States upon the issue or transfer and delivery of the Class A Shares on conversion of the Notes, other than those taxes or duties expressed to be payable by Noteholders directly to the relevant authorities pursuant to Condition 6(g).

4.1.2                  The Issuer will also indemnify the Trustee and the Noteholders from and against all capital, stamp, issue, documentary registration and transfer taxes and duties (excluding, for the avoidance of doubt, capital gains tax or similar taxes on gains or profits) paid by any of them in any jurisdiction in relation to which the liability to pay arises directly as a result of any action taken by or on behalf of the Trustee or, as the case may be and where entitled under Condition 15 to do so, the Noteholders to enforce the obligations of the Issuer under this Trust Deed or the Notes.

4.2                            Change of Taxing Jurisdiction: If the Issuer becomes subject generally to the taxing jurisdiction of any territory or any authority of or in that territory having power to tax other than or in addition to the Netherlands or the United States then the Issuer will (unless the Trustee otherwise agrees) give to the Trustee an undertaking satisfactory to the Trustee in terms corresponding to the terms of Condition 9 with the substitution for, or (as the case may require) the addition to, the references in that Condition to the Netherlands and the United States of references to that other territory or authority or additional territory or authority to whose taxing jurisdiction the Issuer has become so subject (provided that such undertaking shall be subject to such exceptions as reflect exceptions under the law of the relevant taxing jurisdiction and as are similar in scope and effect to those exceptions set out in Condition 9) and in such event this Trust Deed and the Notes will be read accordingly.

5                                     Further Issues

5.1                            Liberty to Create: The Issuer may, from time to time without the consent of the Noteholders, create and issue Further Notes, either having the same terms and conditions in all respects (or in all respects except for the amount and due date for the first payment of interest thereon and the first date on which conversion rights may be exercised) as the Original Notes so that the same shall be consolidated and form a single series with the Original Notes, or (in any case) upon such terms as to interest, conversion, premium, redemption and otherwise as the Issuer may at the time of issue thereof determine.

5.2                            Means of Constitution: Any Further Notes created and issued pursuant to the provisions of Clause 5.1 so as to form a single series with the Original Notes and/or the Further Notes of any series shall be constituted by a deed supplemental to this Trust Deed and any other Further Notes of any series created and issued pursuant to the provisions of Clause 5.1 may be so constituted. The Issuer shall, prior to the issue of any Further Notes to be so constituted, execute and deliver to the Trustee a deed supplemental to this Trust Deed and containing a covenant by the Issuer in the form mutatis mutandis of Clause 2 of this Trust Deed in relation to such Further Notes and such other provisions (corresponding to any of the provisions contained in this Trust Deed) as the Trustee shall require.

5.3                            Noting of Supplemental Deeds: A memorandum of every such supplemental deed shall be endorsed by the Trustee on this Trust Deed and by the Issuer on the duplicate(s) of this Trust Deed.

5.4                            Notice of Further Issues: Whenever it is proposed to create and issue any Further Notes, the Issuer shall give to the Trustee not less than 14 days’ notice in writing of its intention to do so, stating the principal amount of Further Notes proposed to be created or issued.

6                                     Application of Moneys received by the Trustee

6.1                            Declaration of Trust: All moneys received by the Trustee in respect of the Original Notes and any Further Notes forming a single series with the Original Notes or amounts payable under this Trust Deed will, regardless of any appropriation of all or part of them by the Issuer, be held by the Trustee upon trust to apply them (subject to Clause 6.2):

6.1.1                  first, in payment of all fees, costs, charges, expenses and liabilities properly incurred by, or payable to, the Trustee (including remuneration and any indemnity amounts payable to it) and/or any Appointee in carrying out its or their functions under this Trust Deed;

6.1.2                  secondly, in payment of any and all liabilities and charges and the properly incurred fees, costs and expenses incurred by or payable to the Agents and the Calculation Agent (including remuneration and other amounts payable to them) in carrying out their functions under the Agency Agreement and the Calculation Agency Agreement, respectively;

6.1.3                  thirdly, in payment of any amounts owing in respect of the Original Notes and any Further Notes forming a single series with the Original Notes pari passu and rateably; and

6.1.4                  fourthly, in payment of the balance (if any) to the Issuer for itself.

If the Trustee holds any moneys in respect of Original Notes and any Further Notes forming a single series with the Original Notes which have become void or in respect of which claims have become prescribed under the Conditions, the Trustee will hold them upon these trusts.

6.2                            Accumulation: If the amount of the moneys at any time available for payment in respect of the Notes under Clause 6.1 is less than 10 per cent. of the principal amount of the Notes then outstanding, the Trustee may, at its discretion, invest such moneys. The Trustee may retain such investments and accumulate the resulting income until the investments and the accumulations, together with any other funds for the time being under the control of the Trustee and available for such payment, amount to at least 10 per cent. of the principal amount of the Notes then outstanding whereupon such investments, accumulations and funds (after deduction of, or provision for, any applicable taxes) will be applied as specified in Clause 6.1.

6.3                            Investment: Moneys held by the Trustee may be invested in the name, or under the control, of the Trustee in any investments or other assets anywhere, for the time being authorised by English law for the investment by trustees of trust monies, whether or not they produce income, or placed on deposit in the name or under the control of the Trustee at such bank or other financial institution and in such currency as the Trustee may, in its absolute discretion, think fit. If that bank or institution is the Trustee or a subsidiary, holding company or associated company of the Trustee, it need only account for an amount of interest equal to the standard amount of interest payable by it on such a deposit to an independent customer. The Trustee may at any time vary or transpose any such investments or assets for or into other such investments or assets or convert any moneys so deposited into any other currency, and will not be responsible to any person whatsoever for any loss occasioned thereby, whether by depreciation in value, fluctuation in exchange rates or otherwise.

7                                      Covenant to Comply

The Issuer hereby covenants with the Trustee that it will comply with and perform and observe all the provisions of this Trust Deed which are expressed to be binding on it. The Conditions shall be binding on each of the Issuer and the Noteholders. The Trustee shall be entitled to enforce the obligations of the Issuer under the Notes and the Conditions as if the same were set out and contained in this Trust Deed which shall be read and construed as one document with the Notes. The provisions contained in Schedule 1 shall have effect in the same manner as if herein set forth. The Trustee shall hold the benefit of this covenant upon trust for itself and the Noteholders according to its and their respective interests.

8                                      Conversion

8.1                            Conversion Rights: The holder of each Note will have the right to convert such Note into Net Shares and the relevant Cash Conversion Amount at any time during the conversion period, as provided in Condition 6(a), subject to the right of the Issuer to make an Alternative Settlement Election and otherwise as provided in the Conditions.

8.2                            Discharge of Conversion obligations: The issue or transfer and delivery of Net Shares and the payment of the Cash Conversion Amount (or, where an Alternative Settlement Election is made, the issue or transfer and delivery and/or payment of Class A Shares and the relevant Alternative Settlement Cash Amount as provided in the Conditions) following an exercise of Conversion Rights with respect to a Note and the performance by the Issuer of its obligations in respect of such exercise (including payment of any other amounts as provided in the Conditions) shall satisfy and constitute a discharge of the Issuer’s obligations in respect of such Note.

9                                     Covenants relating to Conversion

9.1                            Covenants of the Issuer: The Issuer hereby undertakes to and covenants with the Trustee that so long as any Conversion Right remains exercisable, it will, save with the approval of an Extraordinary Resolution or with the approval of the Trustee where, in the Trustee’s opinion, it is not materially prejudicial to the interests of the Noteholders to give such approval, observe and perform all its obligations under the Conditions and this Trust Deed with respect to Conversion Rights and in addition it will:

9.1.1                  Notice: As soon as practicable after the announcement of the terms of any event giving rise to an adjustment of the Conversion Price, give notice to the Noteholders in accordance with Condition 17 advising them of the date on which the relevant adjustment of the Conversion Price is likely to become effective and of the effect of exercising their Conversion Rights pending such date; and

9.1.2                  Executive Director’s Certificate: Upon the happening of an event as a result of which the Conversion Price will be adjusted, as soon as reasonably practicable deliver to the Trustee a certificate signed by an executive director of the Issuer on behalf of the Issuer (which the Trustee shall be entitled to accept and rely on without further enquiry or liability to any person in respect thereof as sufficient evidence of the correctness of the matters referred to therein) setting forth brief particulars of the event, and the adjusted Conversion Price and the date on which such adjustment takes effect and in any case setting forth such other particulars and information as the Trustee may reasonably require.

10                               Covenants

So long as any Note is outstanding, the Issuer covenants with the Trustee that it will:

10.1                     Books of Account: keep, and procure that each Material Subsidiary keeps, proper books of account and, so far as permitted by applicable law, allow, and procure that each Material Subsidiary will allow, the Trustee and anyone appointed by the Trustee to whom the Issuer and/or the relevant Material Subsidiary has no reasonable objection, access to the books of account of the Issuer and/or the relevant Material Subsidiary, respectively, at all reasonable times during normal business hours subject to Clause 12.11;

10.2                     Notice of Events of Default, etc.: notify the Trustee in writing; (a) immediately upon becoming aware of the occurrence of any Event of Default or Potential Event of Default or (b) in accordance with Condition 6(l), Fundamental Change Event, or, in accordance with Condition 6(m), Delisting Event, or in accordance with Condition 6(n), consolidation, amalgamation or merger, in each case, without waiting for the Trustee to take any further action;

10.3                     Information: so far as permitted by applicable law, give or procure to be given to the Trustee such information and evidence as is necessary for the performance of its functions;

10.4                     Financial Statements, etc.: send to the Trustee:

10.4.1           as soon as they become available, and in any event within such period as the annual financial statements are required to be provided to shareholders under the laws of the Netherlands, one copy of every balance sheet and profit and loss account;

10.4.2           within 15 days after the same are required to be filed with the Commission, copies of any documents or reports that the Issuer is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act); and

10.4.3           as soon as reasonably practicable after the issue thereof, any report or other notice, statement or circular issued, or that legally or contractually should be issued, to the members (or creditors holding listed securities (or any class of them)) of the Issuer in their capacity as such;

10.5                     Certificate of an Executive Director: send to the Trustee within 120 days after the end of each financial year of the Issuer (beginning with the financial year ending on December 31, 2020) and also within 14 days after any request by the Trustee a certificate of the Issuer in the form or substantially in the form set out in Schedule 5 signed by an executive director of the Issuer to the effect that, having made all reasonable enquiries, to the best of the knowledge, information and belief of such executive director as at a date (the “Certification Date”) being not more than seven days before the date of the certificate, no Event of Default or Potential Event of Default, breach of this Trust Deed, Fundamental Change Event, Delisting Event or consolidation, amalgamation or merger had occurred since the date of this Trust Deed or the Certification Date of the last such certificate (if any) or, if such an event had occurred, giving details of it;

10.6                     Notices to Noteholders: send to the Trustee, at least four New York Business Days before the date of publication, a copy of the form of each notice to Noteholders (save for any notice given pursuant to Condition 6(f)) and, upon publication, one copy of each notice so published, such notice to be in a form approved, such approval not to be unreasonably withheld or delayed, in writing by the Trustee, (such approval, unless so expressed, not to constitute approval for the purpose of Section 21 of FSMA of any such notice which is a communication within the meaning of Section 21 of the FSMA). For the avoidance of doubt, a copy of any notice given pursuant to Condition 6(f) shall be provided to the Trustee in accordance with the Conditions;

10.7                     Further Acts: so far as permitted by applicable law, do all such further things as may be necessary in the opinion of the Trustee to give effect to this Trust Deed;

10.8                     Notice of late payment: forthwith upon request by the Trustee, give notice to the Noteholders of any unconditional payment to the Principal Paying, Transfer and Conversion Agent or the Trustee of any sum due in respect of the Notes made after the due date for such payment;

10.9                     Listing and Trading: use its best endeavours to obtain the admission of the Original Notes to trading on an internationally recognised, regularly operating, regulated or non-regulated stock exchange within 90 days following the Closing Date. Thereafter, and in respect of any Further Notes, the Issuer will use all reasonable endeavours to maintain such listing and admission to trading. If, however, the Issuer determines in good faith that it can no longer comply with its requirements for such listing, having used such endeavours, or if the maintenance of such listing or admission to trading is unduly onerous, the Issuer will instead use all reasonable endeavours to obtain and maintain a listing on such other stock exchange or admission to trading on such other securities market of the Notes as the Issuer may with the prior written approval of the Trustee (such approval not to be unreasonably withheld or delayed) decide, and shall also upon obtaining a quotation or listing of the Notes on such other stock exchange or exchanges or securities market or markets as aforesaid, comply with the requirements of any such stock exchange or securities market;

10.10              Change in Agents: give not less than 30 days’ prior notice to the Trustee and the Noteholders in accordance with Condition 17 of any future appointment or any resignation or removal of any Agent or of any change by any Agent of its specified office or, if later, notice as soon as reasonably practicable after becoming aware thereof and not make any such appointment or removal without the prior written approval of the Trustee (such approval not to be unreasonably withheld or delayed);

10.11              Notes held by Issuer, etc.: send to the Trustee, as soon as reasonably practicable after being so requested by the Trustee, a certificate of the Issuer signed by an executive director of the Issuer setting out the total number of Notes which, at the date of such certificate, were held by or on behalf of the Issuer or its Subsidiaries and which had not been cancelled;

10.12              Early Redemption: give prior notice to the Trustee and the Noteholders of any proposed redemption pursuant to Condition 7(b) or 7(c) in accordance therewith;

10.13              Material Subsidiaries: give to the Trustee the following:

10.13.1         at the same time as sending the certificate referred to in Clause 10.5 above and, in any event, not later than 120 days after the end of the relevant financial year a certificate signed by an executive director of the Issuer as to which subsidiary undertakings of the Issuer were as at the last day of the last financial year Material Subsidiaries;

10.13.2       within 14 days of a request by the Trustee a certificate signed by an executive director of the Issuer as to which subsidiaries of the Issuer were as at the date specified in such request Material Subsidiaries; and

10.13.3       give to the Trustee, as soon as reasonably practicable, after the acquisition or disposal of any company which thereby becomes or ceases to be a Material Subsidiary or after any transfer is made to any Subsidiary which thereby becomes a Material Subsidiary, a certificate to such effect signed by an executive director of the Issuer, and any certificate delivered to the Trustee under clauses 10.13.1 to 10.13.3 above shall, in the absence of manifest error be conclusive and binding on the Issuer, the Trustee and the Noteholders and the Trustee shall be entitled to act and rely on such certificate, without further enquiry and without liability to any person;

10.14             Authorised Signatories: upon the execution of this Trust Deed and thereafter promptly upon request by the Trustee, deliver to the Trustee (with a copy to the Principal Paying, Transfer and Conversion Agent) a list of the authorised signatories of the Issuer, together with specimen signatures of the same; and

10.15              Register: deliver or procure the delivery to the Trustee of an up-to-date copy of the Register in respect of the Notes, certified as being a true, accurate and complete copy, as soon as practicable following the date hereof and at such other times as the Trustee may reasonably require.

11          Remuneration and Indemnification of the Trustee

11.1                     Normal Remuneration: So long as any Note is outstanding, the Issuer will pay to the Trustee by way of remuneration for its services as Trustee such sum as may from time to time be agreed between them. Such remuneration will accrue from day to day from the date of this Trust Deed and shall be payable in advance, annually as may be agreed between the Issuer and the Trustee. However, if any payment to a Noteholder of the moneys due in respect of any Note is improperly withheld or refused upon due surrender (if so required) of such Note, such remuneration will again accrue as from the date of such surrender (if so required) until payment to such Noteholder is duly made.

11.2                     Extra Remuneration: At any time after the occurrence of an Event of Default or Potential Event of Default, the Issuer hereby agrees that the Trustee shall be entitled to be paid additional remuneration calculated at its normal hourly rates in force from time to time. In any other case, if the Trustee (a) finds it expedient or necessary in the interests of Noteholders or (b) is requested by the Issuer to undertake duties which the Trustee agrees to be of an exceptional nature or otherwise outside the scope of the normal duties of the Trustee under this Trust Deed, then the Issuer will pay such additional remuneration to the Trustee as may be agreed between them (and which may be calculated by reference to the Trustee’s normal hourly rates in force from time to time). For the avoidance of doubt any duties in connection with the granting of consents or waivers, concurring in modifications, substitution of the Issuer or enforcement, prior to or during the period post enforcement shall be deemed to be of an exceptional nature.

11.3                     Remuneration in absence of agreement: Failing agreement as to any of the matters in Clause 11.2 (or as to such sums referred to in Clause 11.1), a financial institution or any other person (acting as an expert) selected by the Trustee and approved by the Issuer or, failing such approval, nominated by the President for the time being of The Law Society of England and Wales, shall determine the matters in Clause 11.2 (or such sums referred to in

Clause 11.1) (as applicable), the expenses involved in such selection and approval and the fee of the relevant financial institution or other person (acting as an expert) being borne by the Issuer. The determination of the relevant financial institution or other person (acting as an expert) will, be conclusive and binding on the Issuer, the Trustee and the Noteholders.

11.4                     Expenses: The Issuer will also on demand by the Trustee pay or discharge all Liabilities (defined below) properly incurred by the Trustee and, if applicable, any Appointee in relation to the preparation and execution of this Trust Deed and the carrying out and/or performance of its functions under this Trust Deed including, but not limited to, properly incurred and documented legal and travelling expenses paid or payable by the Trustee in connection with any action reasonably taken or contemplated by or on behalf of the Trustee or any Appointee for enforcing any obligation under this Trust Deed or the Notes or any other Transaction Document or resolving any doubt concerning, or for any other purpose in relation to, any of the Transaction Documents. “Liabilities” means any loss, liability, damage, charge, cost, fee, claim, action, demand, expense, judgment, proceeding or other liability whatsoever (including, without limitation, in respect of taxes, duties, levies, imposts and other charges) and including any irrecoverable value added tax or similar tax charged or chargeable in respect thereof and legal fees and expenses on a full indemnity basis.

11.5                     Payment of Expenses: All such Liabilities properly incurred and payments made by the Trustee will be payable or reimbursable by the Issuer on demand by the Trustee and:

11.5.1           in the case of payments made by the Trustee prior to such demand, will carry interest from the date on which the demand is made at the rate equal to the Trustee’s cost of funds on the date on which such payments were made by the Trustee; and

11.5.2           in all other cases, will carry interest at such rate from the date specified as the payment date in such demand.

11.6                     Indemnity: Without prejudice to the right of indemnity by law given to trustees, the Issuer will on demand indemnify the Trustee and every Appointee and keep it or him indemnified against all Liabilities properly incurred by the Trustee and every Appointee in relation to the preparation and execution or purported execution of any of its or his trusts, powers, authorities and discretions and the performance of its or his duties under, and in any other manner in relation to, this Trust Deed or the Notes or any other Transaction Documents (including but not limited to all Liabilities incurred in disputing or defending any of the foregoing). The Contracts (Rights of Third Parties) Act 1999 applies to this Clause 11.6.

11.7                     Provisions Continuing: The provisions of Clauses 11.4, 11.5 and 11.6 will continue in full force and effect in relation to the Trustee even if it may have ceased to be Trustee and not withstanding any termination or discharge of this Trust Deed.

11.8                     Monies Payable: All monies paid to the Trustee by the Issuer under Clauses 4.1.2, 11 and 18.3 of this Trust Deed shall be made without set-off, counterclaim, deduction or withholding for or on account of Tax except as required by law. If the Issuer is required by law to make a deduction or withholding for or on account of Tax on a payment under Clauses 4.1.2, 11 and 18.3, the amount of the relevant payment shall be increased to an amount which (after making the deduction or withholding) leaves an amount equal to the sum which would have been received if no such deduction or withholding had been required to be made.

12          Provisions Supplemental to The Trustee Act 1925 and the Trustee Act 2000

12.1                     Advice: The Trustee may act and/or rely on the opinion, report or advice of, or information obtained from, any lawyer, accountant, banker, financial adviser, financial institute, an Independent Adviser or other relevant expert and will not be responsible to anyone for any loss or liability occasioned by so acting and/or relying whether such advice is obtained by or addressed to the Issuer, the Trustee or any other person or contains a monetary or other limit on liability. Any such opinion, advice, report or information may be sent or obtained by letter, email or facsimile transmission and the Trustee will not be liable to anyone for acting in good faith on any opinion, advice, report or information purporting to be conveyed by such means even if it contains some error or is not authentic.

12.2                     Trustee to Assume Due Performance: The Trustee need not notify anyone of the execution of this Trust Deed or any other Transaction Documents and shall be under no obligation to monitor the performance of the Issuer or any other party of their obligations under this Trust Deed or any other Transaction Documents, or do anything to ascertain whether any Event of Default, Potential Event of Default, Fundamental Change Event, Delisting Event or consolidation, amalgamation or merger has occurred and will not be responsible to Noteholders or any other person for any loss arising from any failure by it to do so. Until it has received written notice to the contrary, the Trustee may assume that no such event has occurred and that the Issuer and each other party are performing all their obligations under the Transaction Documents and the Notes.

12.3                     Resolutions of Noteholders: The Trustee will not be responsible and shall have no liability whatsoever to any person for having acted in good faith upon a resolution purporting to have been passed at a meeting of Noteholders in respect of which minutes have been made and signed or upon any direction or request, including a written resolution or electronic consent made in accordance with Paragraph 20 of Schedule 4 even though it may later be found that there was a defect in the constitution of such meeting or the passing of such resolution or that such resolution was not valid or binding upon the Noteholders.

12.4                     Reports: The Trustee is entitled to accept and rely without liability to any person for so relying on any report, confirmation or certificate where the Issuer procures delivery of the same pursuant to its obligation to do so under the Conditions or a provision hereof and such report, confirmation or certificate shall be conclusive and binding on the Issuer, the Trustee and the Noteholders in the absence of manifest error.

12.5                     Certificate Signed by Director: The Trustee may call for and may accept as sufficient evidence of any fact or matter or of the expediency of any act a certificate of the Issuer signed by an executive director of the Issuer on behalf of the Issuer as to any fact or matter upon which the Trustee may, in the exercise of any of its functions, require to be satisfied or to have information to the effect that, in the opinion of the person or persons so certifying, any particular act is expedient and the Trustee need not call for further evidence and will not be responsible or liable to any person for any loss that may be occasioned by acting on any such certificate.

12.6                     Deposit of Documents: The Trustee may appoint as custodian, on any terms, any bank or entity whose business includes the safe custody of documents or any lawyer or firm of lawyers believed by it to be of good repute and may deposit this Trust Deed and any other documents with such custodian and pay all sums due in respect thereof. The Trustee is not obliged to appoint a custodian of securities payable to bearer.

12.7                     Discretion of Trustee: The Trustee will have absolute and uncontrolled discretion as to the exercise of its functions and will not be responsible for any loss, liability, cost, claim, action, demand, expenses or inconvenience which may result from their exercise or non-exercise.

12.8                     Agents: Whenever it considers it expedient in the interests of the Noteholders, the Trustee may, in the conduct of its trust business, instead of acting personally, employ and pay an agent selected by it, whether or not a lawyer or other professional person, to transact or conduct, or concur in transacting or conducting, any business and to do or concur in doing all acts required to be done by the Trustee (including the receipt and payment of money).

12.9                     Delegation: Whenever it considers it expedient in the interests of the Noteholders, the Trustee may delegate to any person and on any terms (including power to sub-delegate) all or any of its functions. Such delegation may be made on such terms (including power to sub-delegate) and subject to such conditions and regulations as the Trustee may in the interests of the Noteholders think fit.

12.10              Forged Notes: The Trustee will not be liable to the Issuer or any Noteholder by reason of having accepted as valid or not having rejected any entry in the Register or any Note purporting to be such and later found to be forged or not authentic nor shall it be liable for any action taken or omitted to be taken in reliance on any document, certificate or communication believed by it to be genuine and to have been presented or signed by the proper parties.

12.11              Confidentiality: Unless ordered to do so by a court of competent jurisdiction, the Trustee shall not be required to disclose to any Noteholder or any third party any confidential financial or other information made available to the Trustee by the Issuer and no Noteholder shall be entitled to take any action to obtain from the Trustee any such information.

12.12              Determinations Conclusive: As between itself and the Noteholders, the Trustee may determine all questions and doubts arising in relation to any of the provisions of this Trust Deed. Every such determination, whether made upon such a question actually raised or implied in the acts or proceedings of the Trustee, will be conclusive in the absence of manifest error and shall bind the Trustee and the Noteholders.

12.13              Currency Conversion: Where it is necessary or desirable in relation to this Trust Deed or the Conditions to convert any sum from one currency to another, it will (unless otherwise provided hereby or required by law) be converted at such rate or rates, in accordance with such method and as at such date as may reasonably be specified by the Trustee but having regard to current rates of exchange, if available. Any rate, method and date so specified will be binding on the Issuer and the Noteholders.

12.14              Events of Default: The Trustee may determine whether or not an Event of Default or Potential Event of Default is in its opinion capable of remedy and/or whether or not any event is in its opinion materially prejudicial to the interests of the Noteholders. Any such determination will be conclusive and binding upon the Issuer and the Noteholders.

12.15              Payment for and Delivery of Notes: The Trustee will not be responsible for the receipt or application by the Issuer of the proceeds of the issue of the Notes or the exchange of the Original Global Note for Original Definitive Registered Notes or the delivery of the Original Global Note or any Original Definitive Registered Note to the person(s) entitled to it or them.

12.16              Notes held by the Issuer, etc.: In the absence of actual knowledge or express notice to the contrary, the Trustee may assume without enquiry (other than requesting a certificate of the Issuer under Clause 10.11) that no Notes are for the time being held by or on behalf of the Issuer or its Subsidiaries.

12.17              Interests of Noteholders: In connection with the exercise of its powers, trusts, authorities or discretions (including, but not limited to, those in relation to any proposed modification, waiver or authorisation of any breach or proposed breach of any of the Conditions or any of the provisions of this Trust Deed or any proposed substitution in accordance with Clause 16.2 or any determination to be made by it under this Trust Deed), the Trustee shall have regard to the general interests of the Noteholders as a class and shall not have regard to the consequences of such exercise for individual Noteholders nor to circumstances particular to individual Noteholders (whatever their number) and, in particular, but without prejudice to the generality of the foregoing, shall not have regard to the consequences of any such exercise for individual Noteholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or otherwise to the tax consequences thereof and the Trustee shall not be entitled to require, nor shall any Noteholder be entitled to claim from the Issuer or the Trustee, any indemnification or payment of any Tax arising in consequence of any such exercise upon individual Noteholders except to the extent provided for in Condition 9 and/or in any undertakings given in addition thereto or in substitution therefor pursuant to this Trust Deed. For the avoidance of doubt, the Trustee shall not at any time have regard to the interests of the holders of Class A Shares.

12.18              No Responsibility for Share Value: The Trustee shall not at any time be under any duty or responsibility to or have any liability to any Noteholder or to any other person to (i) monitor or take any steps to ascertain whether a Conversion Right is exercisable or whether any facts exist or may exist, which may require an adjustment to the Conversion Price or (ii) review either the nature or extent of any such adjustment when made or the method employed in making any such adjustment pursuant to the provisions of this Trust Deed or (iii) make or verify any calculations or determination made as to the number of Class A Shares or the methodology used therefor and will not be responsible or liable to any person for any loss occasioned thereby. The Trustee shall not at any time be under any duty or responsibility or liability in respect of the validity or value (or the kind or amount) of any Class A Shares or other shares or any other Securities or property, which may at any time be made available or delivered in the exercise of any Conversion Right and it makes no representation with respect thereto. The Trustee shall not be responsible or liable to any person for any failure of the Issuer to deliver any Class A Shares or other shares or share certificates or other securities or any other amounts (including but without limitation any Cash Conversion Amount and/or Alternative Settlement Cash Amount) in respect of any Note or of the Issuer to comply with any of the covenants contained in this Trust Deed.

12.19              Nominees: In relation to any asset held by it under this Trust Deed, the Trustee may appoint any person to act as its nominee on any terms.

12.20              Breach of Undertakings: The Trustee assumes no responsibility for ascertaining whether or not (i) a breach of any of the undertakings in Condition 11 shall have occurred or (ii) any such breach shall have been rectified or (iii) any adjustment falls to be made to the Conversion Price as a result thereof and shall have no liability to any person for not so doing. Unless and until the Trustee has written notice of any of the above events it shall be entitled to assume that no such event has occurred. The Trustee shall not be liable for any loss arising from any determination or calculation made pursuant to the Conditions or from any failure or delay in making any such determination or calculation.

12.21              Responsibility for agents, etc.: If the Trustee exercises reasonable care in selecting any custodian, agent, delegate or nominee appointed under this Trust Deed (an “Appointee”), it will not have any obligation to supervise the Appointee or to be responsible for any loss, liability, cost, claim, action, demand or expense incurred by anyone whatsoever by reason of the Appointee’s misconduct or default or the misconduct or default of any substitute appointed by the Appointee.

12.22              Clearing Systems: The Trustee may call for any certificate or other document to be issued by Euroclear or Clearstream, Luxembourg or any other relevant clearing system in relation to any matter. Any such certificate or other document shall, in the absence of manifest error, be conclusive and binding for all purposes. Any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system (including Euroclear’s EUCLID or Clearstream, Luxembourg’s CreationOnline system) in accordance with its usual procedures and in which the holder of a particular principal amount of Notes is clearly identified together with the amount of such holding. The Trustee shall not be liable to any person by reason of having accepted as valid or not having rejected any certificate or other document to such effect purporting to be issued by Euroclear or Clearstream, Luxembourg and subsequently found to be forged or not authentic.

12.23              Legal Opinions: The Trustee shall not be responsible to any person for failing to request, require or receive any legal opinion relating to the Notes or for checking or commenting upon the content of any such legal opinion and shall not be responsible for any loss, damage, cost, charge, claim, demand, expense, judgment, action, proceeding or other liability whatsoever incurred thereby. The Trustee shall be entitled to call for and rely upon (without liability to any person), and the Issuer shall be obliged to procure the delivery of, legal opinions addressed to the Trustee dated the date of such delivery and in a form and content acceptable to the Trustee.

12.24              Illegality, etc: Notwithstanding anything else contained in this Trust Deed or any other Transaction Document, the Trustee shall refrain from doing anything which may, in the opinion of the Trustee, (i) be illegal or contrary to applicable law, directive or regulation of any agency of any state which would or might otherwise render it liable to any person and may do anything which in its opinion, is necessary to comply with any such law, directive or regulation; or (ii) cause it to expend or risk its own funds or otherwise incur any liability in the performance of any of its duties or in the exercise of any right, authority, power or discretion under the Transaction Documents, or suffer any loss, damage, cost, charge, claim, demand, expense, judgment, action, proceeding or other liability whatsoever, if it shall have reasonable grounds for believing that repayment and/or prepayment of such funds or adequate indemnity and/or security and/or prefunding against such risk or loss, damage, cost, charge, claim, demand, expense, judgment, action, proceeding or other liability whatsoever is not assured to it.

12.25              Investigation: The Trustee shall not be responsible for, or for investigating any matter which is the subject of, any recital, statement, representation, warranty or covenant of any person contained in this Trust Deed, or any other agreement or document relating to the transactions contemplated in these presents or under such other agreement or document.

12.26              Not Bound to Act: Notwithstanding anything else contained in this Trust Deed, the Trustee shall not be bound to take any action or step or proceeding or exercise any right, power, authority or discretion vested in it under this Trust Deed or any other agreement relating to the transactions herein contemplated including, but not limited to forming an opinion or employing a financial adviser until it has been indemnified and/or secured and/or prefunded to its satisfaction and may demand prior to taking any such steps, action or proceedings that there be paid to it in advance such sums as it reasonably considers (without prejudice to any further demand) shall be sufficient so as to indemnify and/or secure and/or prefund it and on such demand being made on the Issuer, the Issuer shall be obliged to make payment of all such sums in full. The Trustee shall not be liable to any person whatsoever for any loss occasioned by it not acting unless and until it shall have been so indemnified and/or secured and/or prefunded to its satisfaction.

12.27              Refrain from action: In relation to any discretion to be exercised or action, step or proceeding to be taken by the Trustee under this Trust Deed, the Notes or the Agency

Agreement, the Trustee may, at its discretion and without further notice, or shall, if it has been so directed by an Extraordinary Resolution of Noteholders or so requested in writing by the holders of at least one-quarter in principal amount of Notes then outstanding (where relevant), exercise such discretion or take such action, step or proceeding, provided that, in either case, the Trustee shall not be obliged to exercise such discretion or take such action, step or proceeding unless it shall have been indemnified and/or secured and/or prefunded to its satisfaction and provided that the Trustee shall not be held liable for the consequences of exercising or not exercising its discretion or taking or not taking any such action, step or proceeding and may do so without having regard to the effect of such action, step or proceeding on individual Noteholders.

12.28              Experts and Auditors: Any confirmation, certificate or report of accountants, financial advisers, investment bank, Independent Advisers or other experts called for by or provided to the Trustee (whether or not addressed to the Trustee) in accordance with or for the purposes of this Trust Deed may be relied upon by the Trustee (without liability to any person) as sufficient evidence of the facts stated therein notwithstanding that such certificate or report and/or any engagement letter or other document entered into by the Trustee or any other person in connection therewith contains a monetary or other limit on the liability of such expert or such other person in respect thereof and notwithstanding that the scope and/or basis of such certificate or report may be limited by any engagement or similar letter or by the terms of the certificate or report itself.

12.29              Independent Adviser: If the Issuer fails to select an Independent Adviser when required to do so pursuant to the Conditions and such failure continues for a reasonable period (as determined by the Trustee in its sole discretion), the Trustee may following notification thereof to the Issuer do so but shall not be obliged to do so unless it is indemnified and/or secured and/or prefunded to its satisfaction against all losses, liabilities, costs, fees and expenses incurred in doing so, including those of the Independent Adviser itself. The Trustee has no responsibility for the accuracy or otherwise of any determination made by an Independent Adviser pursuant to the Conditions.

12.30              Execution and Enforceability: The Trustee shall not be responsible for the execution, delivery, legality, effectiveness, adequacy, genuineness, validity, performance, enforceability or admissibility in evidence of this Trust Deed or any other document relating or expressed to be supplemental thereto and shall not be liable for any failure to obtain any licence, consent or other authority for the execution, delivery, legality, effectiveness, adequacy, genuineness, validity, performance, enforceability or admissibility in evidence of this Trust Deed or any other document relating or expressed to be supplemental thereto.

12.31              Error of Judgement: The Trustee shall not be in any way responsible for any liability incurred by reason of any error of judgment made in good faith by any of its employees or agents.

12.32              FSMA: Notwithstanding anything in this Trust Deed or any other Transaction Document to the contrary, the Trustee shall not do, or be authorised or required to do, anything which might constitute a regulated activity for the purposes of the FSMA unless it is authorised under FSMA to do so. The Trustee shall have discretion at any time: (i) to delegate any of the functions which fall to be performed by an authorised person under FSMA to any other agent or person which also has the necessary authorisations and licenses; and (ii) to apply for authorisation under FSMA and perform any or all such functions itself if, in its absolute discretion, it considers it necessary, desirable or appropriate to do so. Nothing in this Trust Deed shall require the Trustee to assume an obligation of the Issuer arising under any provisions of the listing, prospectus, disclosure or transparency rules (or equivalent rules of any other competent authority besides the Financial Conduct Authority).

12.33              Personal Data: Notwithstanding the other provisions of the Transaction Documents, the Trustee may collect, use and disclose personal data about the parties (if any are an individual) or individuals associated with the Issuer and/or other parties, so that the Trustee can carry out its obligations to the Issuer and/or the other parties and for other related purposes, including auditing, monitoring and analysis of its business, fraud and crime prevention, money laundering, legal and regulatory compliance by the Trustee or members of the Trustee’s corporate group of other services. The Trustee may also transfer the personal data to any country (including countries outside the European Economic Area where there may be less stringent data protection laws) to process information on the Trustee’s behalf.

12.34              No Duty to Monitor: The Trustee shall not be under any duty to monitor whether any event or circumstance has happened or exists or may happen or exist and which requires or may require an adjustment to be made to the Conversion Price and will not be responsible or liable to any person for any loss arising from any failure or delay by it to do so, nor shall the Trustee be responsible or liable to any person for any determination of whether or not an adjustment to the Conversion Price is required or should be made nor as to the determination or calculation of any such adjustment.

The Trustee shall not be required to take any steps to monitor or ascertain whether a Fundamental Change Event, a Delisting Event, consolidation, amalgamation or merger or any event or circumstance which could lead to a Fundamental Change Event, a Delisting Event or a consolidation, amalgamation or merger has occurred or may occur and will not be responsible or liable to Noteholders or any other person for any loss arising from any failure or delay by it to do so.

12.35              No Responsibility for Rating: The Trustee will have no responsibility for the obtaining or maintenance of any rating of the Notes by a rating agency or any other person.

12.36              Rating Agency Affirmation: The Trustee shall be entitled to assume, without further investigation or inquiry, for the purpose of exercising or performing any right, power, trust, authority, duty or discretion under or in relation to this Trust Deed or any other related document (including, without limitation, any consent, approval, modification, waiver, authorisation or determination), that such exercise will not be materially prejudicial to the interests of the Noteholders, if any rating agency then rating the outstanding Notes has confirmed in writing (whether or not such confirmation is addressed to, or provides that it may be relied upon by, the Trustee and irrespective of the method by which such confirmation is conveyed) that the then current rating by it of the outstanding Notes would not be adversely affected or withdrawn in connection therewith.

12.37              Rating Agency Reports: The Trustee shall be entitled to request any information or report provided by any rating agency whether addressed to the Trustee or any other person, subject to any confidentiality restrictions placed on such reports by any rating agency.

12.38              Withholding Tax by the Trustee: Notwithstanding anything contained herein, to the extent required by any applicable law, if the Trustee is required to make any deduction or withholding for or on account of Tax from any distribution or payment made by it under this Trust Deed or if the Trustee is otherwise charged to, or may become liable to, Tax as a consequence of performing its duties under this Trust Deed and whether by reason of any assessment, prospective assessment or other imposition of liability to taxation of whatsoever nature and whensoever made upon the Trustee, and whether in connection with or arising from any sums received or distributed by it or to which it may be entitled under this Trust Deed or any Notes from time to time representing the same, including any income or gains arising therefrom, or any action of the Trustee in or about the administration of the trusts hereunder or otherwise, in any case other than any Tax generally payable by the Trustee on its income, then the Trustee shall be entitled to make such deduction or withholding or (as the case may be) to retain out of sums received by it in respect of this Trust Deed an amount sufficient to discharge any liability to Tax which relates to sums so received or distributed or to discharge any such other liability of the Trustee to Tax from the funds held by the Trustee on the trusts hereunder and, in respect of any such deduction or withholding, the Trustee shall account to the relevant authorities for the amount so withheld or deducted and shall provide the Issuer with appropriate evidence or documentation showing that such amount has been duly paid to the relevant authorities.

12.39              Notice of Possible Withholding Under FATCA: The Issuer shall notify the Trustee if it determines that any payment to be made by the Trustee under any Notes is a payment which could be subject to FATCA Withholding if such payment were made to a recipient that is generally unable to receive payments free from FATCA Withholding, and the extent to which the relevant payment is so treated, provided, however, that the Issuer’s obligation under this Clause 12.39 shall apply only to the extent that such payments are so treated by virtue of characteristics of the Issuer, any Notes or both.

12.40              Issuer Right to Redirect: If that the Issuer determines in its sole discretion that any deduction or withholding for or on account of any Tax will be required by Applicable Law in connection with any payment due to any of the Agents on any Notes, then the Issuer will be entitled to redirect or reorganise any such payment in any way that it sees fit in order that the payment may be made without such deduction or withholding provided that, any such redirected or reorganised payment is made through a recognised institution of international standing and otherwise made in accordance with the Agency Agreement and this Trust Deed. The Issuer will promptly notify the Agents and the Trustee of any such redirection or reorganisation. For the avoidance of doubt, FATCA Withholding is a deduction or withholding which is deemed to be required by Applicable Law for the purposes of this Clause 12.40.

12.41              Material Subsidiaries: A certificate delivered to the Trustee under Clause 10.13 in relation to any Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on the Issuer, the Trustee and the Noteholders and the Trustee shall be entitled to act and rely on such certificate, without further enquiry and without liability to any person.

12.42              Determinations by Trustee: When determining whether an indemnity or any security or pre-funding is satisfactory to it, the Trustee shall be entitled (i) to evaluate its risk in any given circumstance by considering the worst-case scenario and (ii) to require that any indemnity or security or prefunding given to it by the Noteholders or any of them or any other person be given on a joint and several basis and be supported by evidence satisfactory to it as to the financial standing and creditworthiness of each counterparty and/or as to the value of the security and an opinion as to the capacity, power and authority of each counterparty and/or the validity and effectiveness of the indemnity, security and/or prefunding.

13          Trustee Liability

13.1                     Trustee Liability: Section 1 of the Trustee Act 2000 shall not apply to the duties of the Trustee in relation to the trusts constituted by this Trust Deed, subject to Sections 750 and 751 of the Companies Act 2006 (if applicable) provided that if the Trustee fails to show the degree of care and diligence required of it as trustee, nothing in this Trust Deed shall relieve or indemnify it from or against any liability which would otherwise attach to it in respect of any fraud, gross negligence or wilful misconduct of which it may be guilty. Where there are any inconsistencies between the Trustee Acts and the provisions of this Trust Deed, the provisions of this Trust Deed shall prevail to the extent allowed by law. In the case of an inconsistency with the Trustee Act 2000, the provisions of this Trust Deed shall take effect as a restriction or exclusion for the purposes of that act.

13.2                     Consequential loss: Any liability of the Trustee arising under the Transaction Documents shall be limited to the amount of actual loss suffered (such loss shall be determined as at the date of default of the Trustee or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Trustee at the time of entering into the Transaction Documents, or at the time of accepting any relevant instructions, which increase the amount of the loss. In no event shall the Trustee be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for indirect, special, punitive or consequential damages, whether or not the Trustee has been advised or was aware of the possibility of such loss or damages and regardless of whether the claim for loss or damage is made in negligence, for breach of contract or otherwise.

14                              Enforcement, Waiver and Proof of Default

14.1                     Waiver: The Trustee may, without the consent of the Noteholders and without prejudice to its rights in respect of any subsequent breach, from time to time and at any time, if in its opinion the interests of the Noteholders will not be materially prejudiced thereby, waive or authorise, on such terms and conditions as seem expedient to it, any breach or proposed breach by the Issuer of the Conditions or any of the provisions of this Trust Deed, any trust deed supplemental to this Trust Deed, the Agency Agreement and any agreement supplemental to the Agency Agreement or the Notes or determine without any such consent as aforesaid that any Event of Default or Potential Event of Default will not be treated as such provided that the Trustee will not do so in contravention of any express direction given by an Extraordinary Resolution or a request made pursuant to Condition 10 but no such direction or request will affect any previous waiver, authorisation or determination. Any such waiver, authorisation or determination will be binding on the Noteholders and will be notified by the Issuer to the Noteholders as soon as practicable.

14.2                     Proof of Default: If it is proved that as regards any specified Note the Issuer has made default in paying any sum due to the relevant Noteholder, such proof will (unless the contrary be proved) be sufficient evidence that the same default has been made as regards all other Notes which are then payable.

14.3                     Enforcement: The Trustee may, at any time at its discretion and without further notice, take such steps, actions or proceedings against the Issuer as it may think fit to recover any amounts due in respect of the Notes and to enforce the provisions of this Trust Deed or the Conditions, but it will not be bound to take any such steps, actions or proceedings unless (a) it shall have been so directed by an Extraordinary Resolution or so requested in writing by the holders of at least one quarter in principal amount of the Notes then outstanding and (b) it shall have been indemnified and/or secured and/or pre-funded to its satisfaction and provided that the Trustee shall not be held liable for the consequence of taking or refraining from taking any such action, step or proceedings and may take such action, step or proceedings without having regard to the effect of such action on individual Noteholders. Only the Trustee may enforce the provisions of the Notes or this Trust Deed and no Noteholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

15                               Trustee not precluded from entering into Contracts

The Trustee, associated companies and any other person, whether or not acting for itself may acquire, hold or dispose of, any Note or any Class A Shares or other Securities (or any interest therein) of the Issuer or any other person with the same rights as it would have had if the Trustee were not Trustee and may enter into or be interested in any contracts or transactions with the Issuer or any such person and may act as depositary, trustee or agent or in any other capacity for, or on any committee or body of holders of, any Securities issued or guaranteed by, or related to the Issuer or any such person and will not be liable to account for any profit.

16                               Modification and Substitution

16.1                     Modification: The Trustee may agree without the consent of the Noteholders to (i) any modification to the Conditions or the provisions of this Trust Deed, any trust deed supplemental to this Trust Deed, the Agency Agreement and any agreement supplemental to the Agency Agreement or the Notes which in its opinion is of a formal, minor or technical nature or which is made to correct a manifest error or to comply with mandatory provisions of law and (ii) any other modification to the Conditions or the provisions of this Trust Deed, any trust deed supplemental to this Trust Deed, the Agency Agreement and any agreement supplemental to the Agency Agreement or the Notes (but such power does not extend to any such modification as is mentioned in the proviso to paragraph 17.8 of Schedule 4) which is in its opinion not materially prejudicial to the interests of the Noteholders. Any such modification shall be binding on the Noteholders and such modification shall be notified by the Issuer to the Noteholders promptly in accordance with Condition 17.

16.2                     Substitution:

Subject to Clause 16.5 below:

16.2.1           In the event of a Newco Scheme (as defined in Condition 3), the Issuer shall take (or shall procure that there is taken) all necessary action to ensure that (to the satisfaction of the Trustee) immediately after completion of the Scheme of Arrangement (as defined in Condition 3):

(i)                                  at the Issuer’s option, either (a) Newco (as defined in Condition 3) is substituted under this Trust Deed and the Notes as principal obligor in place of the Issuer (with the Issuer providing an unconditional and irrevocable guarantee to the satisfaction of the Trustee in respect of the obligation of Newco under the Notes and the Trust Deed) subject to and as provided below or (b) Newco provides an unconditional and irrevocable guarantee to the satisfaction of the Trustee in respect of the obligations of the Issuer under this Trust Deed and the Notes; and

(ii)                               such amendments are made to this Trust Deed, the Conditions and the Notes as are necessary, in the opinion of the Trustee, to ensure that the Notes may be converted into or exchanged for cash and/or ordinary shares, or units or the equivalent, in Newco (or depositary or other receipts or certificates representing ordinary shares or units or the equivalent in Newco) mutatis mutandis in accordance with and subject to this Trust Deed, the Conditions and the Notes (and the Trustee shall (at the expense of the Issuer) be obliged to concur in effecting such substitution or grant of such guarantee and in either case making any such amendments, provided that the Trustee shall not be obliged so to concur if, in the opinion of the Trustee, doing so would impose more onerous obligations, responsibilities or duties upon it or expose it to further liabilities or reduce its protections), and this Trust Deed and the Conditions provide at least the same powers, protections, rights and benefits to the Trustee and the Noteholders following the implementation of such Scheme of Arrangement as they provided to the Trustee and the Noteholders prior to implementation of the Scheme of Arrangement mutatis mutandis; and

(iii)                            the ordinary shares or units or equivalent of Newco (or depositary or other receipts or certificates representing ordinary shares or units or the equivalent in Newco) are (a) admitted to the NYSE, the NASDAQ Global Select Market or the NASDAQ Global Market (or any of their respective successors) or (b) admitted to listing on another regulated, regularly operating, recognised stock exchange or securities market, and subject to the foregoing the Trustee shall, without the consent of the Noteholders, agree to such substitution of Newco.

16.2.2           Any substitution made pursuant to this Clause shall be binding on the Noteholders and must be notified promptly to the Noteholders in accordance with Condition 17.

16.3                     Release of Substituted Issuer: Any such agreement by the Trustee pursuant to Clause 16.2 will, if so expressed, operate to release the Issuer (or any such previous substitute) from any or all of its obligations under this Trust Deed and the Notes. Not later than 14 days after the execution of any such documents and after compliance with such requirements, notice of the substitution will be given to the Noteholders by Newco.

16.4                     Completion of Substitution: Upon the execution of such documents and compliance with such requirements Newco will be deemed to be named in this Trust Deed and on the Notes as the principal debtor in place of the Issuer (or of any previous substitute under Clause 16.2) or as a guarantor, as the case may be, and this Trust Deed and the Notes will be deemed to be modified in such manner as shall be necessary to give effect to the substitution.

16.5                     No Obligations to Act

The Trustee shall not be obliged to agree to any such substitution and/or any related or consequential amendments or any other amendment referred to in the foregoing provisions of this Clause 16 which, in the sole opinion of the Trustee, would have the effect of (a) exposing the Trustee to any liability against which it has not been indemnified and/or secured and/or prefunded to its satisfaction or (b) increasing the obligations or duties, or decreasing the protections, of the Trustee in the Transaction Documents and/or the Conditions.

17                              Appointment, Retirement and Removal of the Trustee

17.1                     Appointment: Subject as provided in Clause 17.2 below, and subject to obtaining any consents or approvals as may be required by the laws or regulations of the Netherlands, the Issuer has the power of appointing a new trustee or trustees but no person will be so appointed unless previously approved by an Extraordinary Resolution. A trust corporation will at all times be a Trustee and may be the sole Trustee. Any appointment of a new Trustee will be notified by the Issuer to the Noteholders and the Principal Paying, Transfer and Conversion Agent as soon as reasonably practicable.

17.2                     Retirement and Removal: Any Trustee may retire at any time on giving not less than three months’ notice in writing to the Issuer without giving any reason and without being responsible for any costs (which costs shall be borne by the Issuer) occasioned by such retirement and the Noteholders may by Extraordinary Resolution remove any Trustee provided that the retirement or removal of any sole trustee or sole trust corporation will not become effective until a trust corporation is appointed as successor Trustee. If a sole trustee or sole trust corporation gives notice of retirement or an Extraordinary Resolution is passed for its removal under this Clause, the Issuer will use all reasonable endeavours to procure that another trust corporation be appointed as Trustee but if it fails to do so before the expiry of such three month notice period, the Trustee shall have the power to appoint a new Trustee with all the costs of such appointment being borne by the Issuer.

17.3                     Co-Trustees: The Trustee may, notwithstanding Clause 17.1, by prior notice in writing to the Issuer appoint anyone to act as an additional Trustee jointly with the Trustee:

17.3.1           if the Trustee considers such appointment to be in the interests of the Noteholders; or

17.3.2           for the purpose of conforming with any legal requirement, restriction or condition in any jurisdiction in which any particular act is to be performed; or

17.3.3           for the purpose of obtaining a judgment in any jurisdiction or the enforcement in any jurisdiction against the Issuer of either a judgment already obtained or any of the provisions of this Trust Deed.

Subject to the provisions of this Trust Deed, the Trustee may confer on any person so appointed such functions as it thinks fit. The Trustee may, by notice in writing to the Issuer and such person, remove any person so appointed. At the request of the Trustee, the Issuer will do all things as may be required to perfect such appointment or removal and each of them irrevocably appoints the Trustee to be its attorney in its name and on its behalf to do so.

17.4                     Competence of a Majority of Trustees: If there are more than two Trustees the majority of such Trustees will (provided such majority includes a trust corporation) be competent to carry out all or any of the Trustee’s functions.

17.5                     Merger: Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Clause 17, without the execution or filing of any paper or any further act on the part of any of the parties hereto.

18                              Currency Indemnity

18.1                     Currency of Account and Payment: US dollars (the “Contractual Currency”) is the sole currency of account and payment for all sums payable by the Issuer under or in connection with this Trust Deed and the Notes, including damages.

18.2                     Extent of Discharge: An amount received or recovered in a currency other than the Contractual Currency (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the insolvency, bankruptcy, winding-up or dissolution of the Issuer or otherwise) by the Trustee or any Noteholder in respect of any sum expressed to be due to it from the Issuer will only discharge the Issuer to the extent of the Contractual Currency amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

18.3                     Indemnity: If that Contractual Currency amount is less than the Contractual Currency amount expressed to be due to the recipient under this Trust Deed or the Notes, the Issuer will indemnify the recipient against any loss sustained by it as a result. In any event, the Issuer will indemnify the recipient against the cost of making any such purchase.

18.4                     Indemnity separate: The indemnities in this Clause 18 and in Clause 11.6 constitute separate and independent obligations from the other obligations in this Trust Deed, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Trustee and/or any Noteholder and will continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under this Trust Deed, the Notes or any other judgment or order.

19                              Communications

19.1                     Modes of Communication: Any communication shall be by letter, email or facsimile transmission:

in the case of the Issuer, to the Issuer at:

Address:                                   Yandex N.V.

Schiphol Boulevard 165

1118 BG Schiphol

The Netherlands

Email:

Attention:

with a copy to:

Address:                                   Timothy Corbett, Esq.

Morgan, Lewis & Bockius UK LLP

Condor House

5-10 St Paul’s Churchyard

London EC4M 8AL

United Kingdom

Fax no.:

Email

Attention:

and in the case of the Trustee, to it at:

Address:                                   BNY Mellon Corporate Trustee Services Limited

One Canada Square

London E14 5AL

United Kingdom

Fax No.:

Email:

Attention:

or to such other address, email, facsimile number or attention details as shall have been notified (in accordance with this Clause) to the other parties hereto.

Communications will take effect, in the case of a letter, when delivered, in the case of email, when the relevant receipt of such email communication being read is given, or where no read receipt is requested by the sender, at the time of sending provided that no delivery failure notification is received by the sender within 24 hours of sending such email communication, and in the case of a fax, when the relevant delivery receipt is received by the sender; provided that any communication which is received (or deemed to take effect in accordance with the foregoing) after 5:00pm on a business day or on a non-business day in the place of receipt shall be deemed to take effect at the opening of business on the next following business day in such place. Any communication delivered to any party under this Trust Deed which is to be sent by fax or email will be written legal evidence.

19.2                     Communications:

In no event shall the Trustee or any other entity of The Bank of New York Mellon Group be liable for any Losses arising to the Trustee or any other entity of The Bank of New York Mellon Group receiving or transmitting any data from the Issuer, any Authorised Person or any party to the transaction via any non-secure method of transmission or communication, such as, but without limitation, by facsimile or email.

The parties hereto accept that some methods of communication are not secure and the Trustee or any other entity of The Bank of New York Mellon Group shall incur no liability for receiving Instructions via any such non-secure method. The Trustee or any other entity of The Bank of New York Mellon Group is authorised to comply with and rely upon any such notice, Instructions or other communications believed by it to have been sent or given by an Authorised Person or an appropriate party to the transaction (or authorised representative therefore). The Issuer or any authorised officer of the Issuer shall use all reasonable endeavours to ensure that Instructions transmitted to the Trustee or any other entity of The Bank of New York Mellon Group pursuant to this Trust Deed are complete and correct. Any Instructions shall be conclusively deemed to be valid Instructions from the Issuer or any authorised officer of the Issuer to the Trustee or any other entity of The Bank of New York Mellon Group for the purposes of this Trust Deed.

In this Clause, the following terms shall have the following meanings:

“Authorised Person” means any person who is designated in writing by the Issuer from time to time to give instructions to the Trustee under the terms of this Trust Deed;

“Instructions” means any written notices, directions or instructions received by the Trustee from an Authorised Person or from a person reasonably believed by the Trustee to be an Authorised Person;

“Losses” means any and all claims, losses, liabilities, damages, costs, expenses and judgements (including legal fees and expenses) sustained by either party; and

“The Bank of New York Mellon Group” means The Bank of New York Mellon and any company or other entity of which The Bank of New York Mellon is directly or indirectly a shareholder or owner. For the purposes of this Trust Deed, each branch of The Bank of New York Mellon shall be a separate member of The Bank of New York Mellon Group.

20                              Purchase or Redemption by the Issuer of Class A Shares

20.1                     The Issuer may exercise such rights as it may from time to time enjoy to purchase or redeem Class A Shares without the consent of the Noteholders.

21                              Governing Law and Arbitration

21.1                     Governing Law: This Trust Deed, the Notes, the Conditions and any non-contractual obligations arising out of or in connection with them shall be governed by, and shall be construed in accordance with, English law.

21.2                     Arbitration:

21.2.1           Any dispute, claim or difference of whatever nature arising out of or in connection with this Trust Deed, the Notes and/or the Conditions (including a dispute regarding the existence, validity or termination of this Trust Deed, the Notes and/or the Conditions or the consequences of their nullity and/or this Clause 21.2, or a dispute relating to non-contractual obligations arising out of or in connection with this Trust Deed, the Notes and/or the Conditions) (a “Dispute”) shall be referred to and finally resolved by arbitration administered by the London Court of International Arbitration (“LCIA”) under the rules of the LCIA (the “Rules”), which Rules are deemed incorporated by reference into this Trust Deed, as amended herein. This arbitration agreement shall be governed by, and shall be construed in accordance with, English law.

21.2.2           The arbitral tribunal shall consist of three arbitrators. The claimant(s), irrespective of number, shall nominate jointly one arbitrator in the request for arbitration. The respondent(s), irrespective of number, shall nominate jointly the second arbitrator within 30 days of receipt of the request for arbitration (or, in the case of multiple respondents, within 30 days of receipt of the request for arbitration by the first respondent). The third arbitrator, who shall serve as Chairman, shall be nominated by agreement of the two party-nominated arbitrators (in consultation with their appointing parties). Failing such agreement within 15 days of the confirmation of the appointment of the second arbitrator, the third arbitrator shall be appointed by the LCIA as soon as possible at the written request of any party. For the avoidance of doubt, the parties to this Trust Deed irrevocably agree, for the purpose of Article 8.1 of the Rules, that the claimant(s), irrespective of number, and the respondent(s), irrespective of number, shall constitute two separate sides for the formation of the arbitral tribunal.

21.2.3           In the event that the claimant(s) or the respondent(s) fail to nominate an arbitrator in accordance with the Rules within the time period stipulated, such arbitrator shall be nominated by the LCIA within 15 days of a written request from any party.

21.2.4           The seat of arbitration shall be London, England and the language of the arbitration shall be English.

21.2.5           If more than one arbitration is commenced under this Trust Deed, the Notes and/or the Conditions, and any party to any such arbitration contends that two or more such arbitrations are so closely connected that it is expedient for them to be resolved in one set of proceedings, the arbitral tribunal appointed in the first filed of such proceedings (the “First Tribunal”) shall have the power to determine, provided no date for the hearing on the merits of the Dispute in any such arbitrations has been fixed, that the proceedings shall be consolidated. Each party to this Trust Deed hereby irrevocably agrees and consents to being joined in such consolidated proceedings with any other party to this Trust Deed, and/or with any party to the Notes and/or the Conditions irrespective of whether they are also a party to this Trust Deed.

21.2.6           The tribunal in such consolidated proceedings shall be selected as follows:

(i)           the parties to the consolidated proceedings shall agree on the composition of the tribunal; or

(ii)          failing such agreement within 30 days of consolidation being ordered by the First Tribunal, the LCIA shall appoint all members of the tribunal within 30 days of a written request by any of the parties to the consolidated proceedings.

21.2.7           The parties hereby exclude the jurisdiction of the courts under Sections 45 and 69 of the Arbitration Act 1996.

21.3                     To the extent that the Issuer may now or hereafter be entitled, in any jurisdiction in which any legal action or proceeding may at any time be commenced pursuant to or in accordance with this Trust Deed, to claim for itself or any of its undertaking, properties, assets or revenues present or future any immunity (sovereign or otherwise) from suit, jurisdiction of any court, attachment prior to judgment, attachment in aid of execution of a judgment, execution of a judgment or award or from set-off, banker’s lien, counterclaim or any other legal process or remedy with respect to its obligations under this Trust Deed and/or to the extent that in any such jurisdiction there may be attributed to the Issuer any such immunity (whether or not claimed), the Issuer hereby irrevocably agrees not to claim, and hereby waives, any such immunity.

21.4                     The Issuer irrevocably and generally consents in respect of any proceedings anywhere to the giving of any relief or the issue and service on it of any process in connection with those proceedings including, without limitation, the making, enforcement or execution against any assets whatsoever (irrespective of their use or intended use) of any order or judgment which may be made or given in those proceedings.]

22                               Counterparts

This Trust Deed and any trust deed supplemental hereto may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Trust Deed or any trust deed supplemental hereto by email attachment or telecopy shall be an effective mode of delivery.

23                               Contracts (Rights of Third Parties) Act 1999

A person who is not a party to this Trust Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Trust Deed except and to the extent (if any) that this Trust Deed expressly provides for such Act to apply to any of its terms. Subject to the provisions of this Trust Deed, the parties to this Trust Deed shall have the right to amend, vary or rescind any provision of this Trust Deed without the consent of any such third party.

24                               Power of Attorney

If the Issuer is represented by an attorney or attorneys in connection with the signing and/or execution and/or delivery of this Trust Deed, the Global Notes, the Definitive Registered Notes or any agreement or document referred to herein or made pursuant hereto and the relevant power or powers of attorney is or are expressed to be governed by the laws of a particular jurisdiction, it is hereby expressly acknowledged and accepted by the other parties to this Trust Deed that such laws shall govern the existence and extent of such attorney’s or attorneys’ authority and the effects of the exercise thereof.

SCHEDULE 1

Terms and Conditions of the Notes

The issue of the US$1,250,000,000 0.75 per cent. Convertible Notes due 2025 (the “Notes”, which expression shall, unless otherwise indicated, include any Further Notes (as defined below)) was (save in respect of any Further Notes) authorised by a resolution of the board of directors (van bestuur) of Yandex N.V. (the “Issuer”) passed on 21 February 2020. The Notes are constituted by a trust deed dated 3 March 2020 (the “Trust Deed”) between the Issuer and BNY Mellon Corporate Trustee Services Limited (the “Trustee”, which expression shall include all persons for the time being appointed as the trustee or trustees under the Trust Deed) as trustee for the Noteholders (as defined below). The statements set out in these Terms and Conditions (the “Conditions”) are summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the form of the Notes. The Noteholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and those provisions applicable to them which are contained in the Paying, Transfer and Conversion Agency Agreement dated 3 March 2020 (the “Agency Agreement”) relating to the Notes among the Issuer, the Trustee and The Bank of New York Mellon, London Branch (the “Principal Paying, Transfer and Conversion Agent”, which expression shall include any successor as Principal Paying, Transfer and Conversion Agent under the Agency Agreement), the Paying, Transfer and Conversion Agents for the time being (such persons, together with the Principal Paying, Transfer and Conversion Agent, being referred to below as the “Paying, Transfer and Conversion Agents”, which expression shall include their successors as Paying, Transfer and Conversion Agents under the Agency Agreement) and The Bank of New York Mellon SA/NV, Luxembourg Branch in its capacity as registrar in respect of the Notes (the “Registrar”, which expression shall include any successor as registrar under the Agency Agreement).

The Issuer has also entered into a calculation agency agreement (the “Calculation Agency Agreement”) dated 3 March 2020 with Conv-Ex Advisors Limited (the “Calculation Agent”, which expression shall include any successor as calculation agent under the Calculation Agency Agreement) whereby the Calculation Agent has been appointed to make certain calculations in relation to the Notes.

Copies of the Trust Deed, the Agency Agreement and the Calculation Agency Agreement are available for inspection during normal business hours at the registered office for the time being of the Trustee (being at the Closing Date (as defined below) at One Canada Square, London E14 5AL, United Kingdom) and at the specified offices of the Paying, Transfer and Conversion Agents and the Registrar.

Capitalised terms used but not defined in these Conditions shall have the meanings attributed to them in the Trust Deed unless the context otherwise requires or unless otherwise stated.

1                     Form, Denomination, Title and Status

(a)                       Form and Denomination

The Notes are in registered form in principal amounts of US$200,000 each.

(b)                       Title

Title to the Notes will pass by transfer and registration as described in Condition 4. The holder (as defined below) of any Note will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or its theft or loss (or that of the related certificate, as applicable) or anything written on it or the certificate representing it (other than a duly executed transfer thereof)) and no person will be liable for so treating the holder.

(c)                        Status

The Notes constitute direct, unconditional, unsubordinated and (subject to Condition 2) unsecured obligations of the Issuer ranking pari passu and rateably, without any preference among themselves, and equally with all other existing and future unsecured and unsubordinated obligations of the Issuer but, in the event of a winding up of the Issuer save for such obligations that may be preferred by provisions of law that are mandatory and of general application.

2                     Negative Pledge

So long as any Note remains outstanding (as defined in the Trust Deed), the Issuer will not create or have outstanding, and will ensure that none of its Material Subsidiaries will create or have outstanding, any mortgage, charge, lien, pledge or other security interest (each a “Security Interest”) upon the whole or any part of its present or future undertaking, assets or revenues (including any uncalled capital) to secure any Relevant Indebtedness or to secure any guarantee or indemnity in respect of any Relevant Indebtedness, unless in any such case, before or at the same time as the creation of the Security Interest, any and all action necessary shall have been taken to ensure that:

(A)                     all amounts payable by the Issuer under the Notes and the Trust Deed are secured equally and rateably with the Relevant Indebtedness or (as the case may be) the guarantee or indemnity in respect of the Relevant Indebtedness, as the case may be; or

(B)                     such other Security Interest or guarantee or indemnity or other arrangement (whether or not including the giving of a Security Interest) is provided in respect of all amounts payable by the Issuer under the Notes and the Trust Deed as either (i) the Trustee shall in its absolute discretion deem not materially less beneficial to the interests of the Noteholders or (ii) shall be approved by an Extraordinary Resolution of the Noteholders.

3                     Definitions

In these Conditions, unless otherwise provided:

“Additional Alternative Settlement Cash Amount” has the meaning provided in Condition 6(c)(iii).

“Additional Amounts” has the meaning provided in Condition 9.

“Additional Cash Amount” has the meaning provided in Condition 6(a).

“Additional Class A Shares” has the meaning provided in Condition 6(c)(ii).

“Alternative Settlement Calculation Period” means the period of 20 consecutive dealing days commencing on the third dealing day following the Alternative Settlement Election Date.

“Alternative Settlement Cash Amount” means an amount in US dollars calculated by the Calculation Agent in accordance with the following formula (and rounded to the nearest whole multiple of 0.01, with 0.005 rounded upwards) and which shall be payable to a Noteholder upon an exercise of a Conversion Right if an Alternative Settlement Election is applicable to such exercise:

where:

ASCA	=	the Alternative Settlement Cash Amount;

CSS	=	the Cash Settled Shares;

Pn	=	the Volume Weighted Average Price of a Class A Share (translated if necessary into US dollars at the Prevailing Rate) on the nth dealing day of the Alternative Settlement Calculation Period; and

N	=	20, being the number of dealing days in the Alternative Settlement Calculation Period,

provided that:

(a)                       if any Dividend or other entitlement in respect of the Class A Shares is announced, whether on or prior to or after the relevant Conversion Date in circumstances where the record date or other due date for the establishment of entitlement in respect of such Dividend or other entitlement shall be on or after the relevant Conversion Date and if on any dealing day in the Alternative Settlement Calculation Period the Volume Weighted Average Price is based on a price ex-such Dividend or ex-such other entitlement, then such price shall be increased by an amount equal to the Fair Market Value of any such Dividend or other entitlement per Class A Share as at the Ex-Date in respect of such Dividend or entitlement, determined on a gross basis and disregarding any withholding or deduction required to be made for or on account of tax, and disregarding any associated tax credit, all as determined by the Calculation Agent;

(b)                       if any Additional Alternative Settlement Cash Amount is due in respect of the exercise of Conversion Rights in respect of which the Alternative Settlement Cash Amount is being determined, any Volume Weighted Average Price on any dealing day falling in the relevant Alternative Settlement Calculation Period but before the Applicable RA Reference Date shall be multiplied by the adjustment factor (as determined pursuant to these Conditions) applied to the Conversion Price in respect of the relevant Retroactive Adjustment, all as determined by the Calculation Agent, provided that where such adjustment factor as aforesaid cannot be determined in accordance with these Conditions before the second New York business day before the date on which payment of the Additional Alternative Settlement Cash Amount is to be made, the relevant Volume Weighted Average Price as aforesaid shall be adjusted in such manner as determined in good faith to be appropriate by an Independent Adviser no later than such second dealing day before such payment date as aforesaid; and

(c)                        if any doubt shall arise as to the calculation of the Alternative Settlement Cash Amount or if such amount cannot be determined as provided above, the Alternative Settlement Cash Amount shall be equal to such amount as is determined in such other manner as an Independent Adviser shall consider in good faith to be appropriate to give the intended result.

“Alternative Settlement Election” has the meaning provided in Condition 6(c)(i).

“Alternative Settlement Election Date” has the meaning provided in Condition 6(c)(i).

“Alternative Settlement Election Notice” has the meaning provided in Condition 6(c)(i).

“Applicable RA Reference Date” means (i) in the case of a Retroactive Adjustment pursuant to Conditions 6(b)(i), 6(b)(ii), 6(b)(iii), 6(b)(iv), 6(b)(v) or 6(b)(ix), the relevant Ex-Date and (ii) in the case of any other Retroactive Adjustment, the RA Reference Date in respect of such Retroactive Adjustment.

“business day” means, in relation to any place, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for business in that place.

“Cash Conversion Amount” has the meaning provided in Condition 6(a).

“Call Date” has the meaning provided in Condition 7(b).

“Cash Settlement Ratio” means, in respect of an exercise of Conversion Rights the subject of an Alternative Settlement Election (where “Cash Settlement” is specified), such number as is equal to (x) the Cash Settled

Shares in respect of such exercise of Conversion Rights, divided by (y) the Reference Shares in respect of such exercise of Conversion Rights.

“Cash Settled Shares” means, in respect of an exercise of Conversion Rights by a Noteholder, such number of Class A Shares (which shall not exceed the number of Reference Shares in respect of such exercise) as determined by the Issuer and notified to the relevant Noteholder in the relevant Alternative Settlement Election Notice in accordance with Condition 6(c).

A “Change of Control” shall occur if any person or persons acting together (in each case other than a Permitted Holder) (i) acquire(s) or become(s), directly or indirectly, the legal or beneficial owner of more than 50 per cent. of the voting rights attributable to either (A) the Class A Shares and Class B Shares taken together, or (B) all voting securities of the Issuer taken together; or (ii) acquire(s) the right to appoint and/or remove all or a majority of the members of the board of directors (raad van bestuur) of the Issuer.

“Class A Shares” means fully paid Class A ordinary shares in the capital of the Issuer with, on the Closing Date, a par value of €0.01 each.

“Class B Shares” means the fully paid Class B ordinary shares in the capital of the Issuer with, on the Closing Date, a par value of €0.10 each.

“Class C Shares” means the fully paid Class C ordinary shares in the capital of the Issuer with, on the Closing Date, a par value of €0.09 each.

“Closing Date” means 3 March 2020.

“Closing Parity Value” means, in respect of any dealing day, the amount determined by the Calculation Agent and calculated as follows:

CPV	=	N x CP

where:

CPV	=	the Closing Parity Value

N	=

US$200,000 divided by the Conversion Price in effect on such dealing day, (which shall be the Fundamental Change Conversion Price if such Fundamental Change Conversion Price would apply in respect of any exercise of Conversion Rights in respect of which the Conversion Date would fall on such dealing day), provided that if (A) such dealing day falls on or after (i) the Ex-Date in relation to any entitlement in respect of which an adjustment is required to be made to the Conversion Price pursuant to Conditions 6(b)(i), 6(b)(ii), 6(b)(iii), 6(b)(iv), 6(b)(v) or 6(b)(ix) or (ii) the relevant date of first public announcement (as applicable pursuant to Conditions 6(b)(vi), 6(b)(vii) or 6(b)(viii)) in respect of which an adjustment is required to be made to the Conversion Price pursuant to Conditions 6(b)(vi), 6(b)(vii) or 6(b)(viii), and (B) such adjustment is not yet in effect on such dealing day, the Conversion Price in effect on such dealing day shall for the purpose of this definition only be multiplied by the adjustment factor subsequently determined by the Calculation Agent to be applicable in respect of the relevant Conversion Price adjustment.

CP	=	the Closing Price of a Class A Share (translated if necessary into US dollars at the Prevailing Rate) on such dealing day.

“Closing Price” means, in respect of a Class A Share or any Security, Spin-Off Security, option, warrant or other right or asset on any dealing day, the official closing price of such Class A Share or such Security, Spin-Off Security, option, warrant or other right or asset on such dealing day:

(A)                     (in the case of a Class A Share) as displayed on Bloomberg page YNDX US Equity HP (or any successor page), as determined by the Calculation Agent;

(B)                     (in the case of a Security (other than a Class A Share), Spin-Off Security, option, warrant or other right or asset where the Relevant Stock Exchange is the NASDAQ Global Select Market, the NASDAQ Global Market or the New York Stock Exchange (or any of their respective successors)) as determined in such manner (if any) as is determined in good faith by the Calculation Agent to be consistent with the manner in which the Closing Price of a Class A Share is to be determined pursuant to (A) above;

(C)                     (in any other case) on the Relevant Stock Exchange, as displayed on Bloomberg page HP (or any successor page) in respect of such Security, Spin-Off Security, option, warrant or other right or asset and such Relevant Stock Exchange, all as determined by the Calculation Agent, in each case, if available or, in any other case, as displayed on such other source (if any) as shall be determined in good faith to be appropriate by an Independent Adviser on such dealing day, provided that:

(i)                           if on any such dealing day (for the purpose of this definition, the “Original Date”) such price is not available or cannot otherwise be determined as provided above, the Closing Price of a Class A Share, Security, Spin-Off Security option, warrant, or other right or asset, as the case may be, in respect of such dealing day shall be the Closing Price, determined by the Calculation Agent as provided above, on the immediately preceding dealing day in respect thereof on which the same can be so determined, provided however that if such immediately preceding such dealing day falls prior to the fifth day before the Original Date, the Closing Price in respect of such dealing day shall be considered to be not capable of being determined pursuant to this proviso (i); and

(ii)                        if the Closing Price cannot be determined as aforesaid, the Closing Price of a Class A Share, Security, Spin-Off Security option, warrant, or other right or asset, as the case may be, shall be determined as at the Original Date by an Independent Adviser in such manner as it shall determine in good faith to be appropriate, and the Closing Price determined as aforesaid on or as at any dealing day shall, if not in the Relevant Currency, be translated into the Relevant Currency at the Prevailing Rate on such dealing day.

“Conversion Commencement Date” means the date which is 13 April 2020.

“Conversion Date” has the meaning provided in Condition 6(g).

“Conversion Notice” has the meaning provided in Condition 6(g).

“Conversion Price” has the meaning provided in Condition 6(a)(ii).

“Conversion Right” has the meaning provided in Condition 6(a)(ii).

“Converted Notes” means the aggregate principal amount of the Notes in respect of which Conversion Rights shall have been exercised by a Noteholder.

“Current Market Price” means, in respect of a Class A Share at a particular date, the arithmetic average of the daily Volume Weighted Average Price of a Class A Share on each of the five consecutive dealing days ending on the dealing day immediately preceding such date, as determined by the Calculation Agent, provided that:

(a)                       for the purposes of determining the Current Market Price pursuant to Condition 6(b)(iv) or (vi) in circumstances where the relevant event relates to an issue of Class A Shares, if at any time during the said five dealing-day period (which may be on each of such five dealing days) the Volume Weighted Average Price shall have been based on a price ex-Dividend (or ex- any other entitlement) and/or during some other part of that period (which may be on each of such five dealing days) the Volume Weighted

Average Price shall have been based on a price cum-Dividend (or cum- any other entitlement), in any such case which has been declared or announced, then:

(i)                           if the Class A Shares to be issued or transferred and delivered do not rank for the Dividend (or entitlement) in question, the Volume Weighted Average Price on the dates on which the Class A Shares shall have been based on a price cum-Dividend (or cum- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Class A Share as at the Ex-Date in respect of such Dividend or entitlement (or, where on each of the said five dealing days the Volume Weighted Average Price shall have been based on a price cum-Dividend (or cum-any other entitlement), as at the date of first public announcement of such Dividend or entitlement), in any such case, determined by the Calculation Agent on a gross basis and disregarding any withholding or deduction required to be made for or on account of tax, and disregarding any associated tax credit; or

(ii)                        if the Class A Shares to be issued or transferred and delivered do rank for the Dividend or entitlement in question, the Volume Weighted Average Price on the dates on which the Class A Shares shall have been based on a price ex-Dividend (or ex- any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof increased by an amount equal to the Fair Market Value of any such Dividend or entitlement per Class A Share as at the Ex-Date in respect of such Dividend or entitlement, in any such case, determined by the Calculation Agent on a gross basis and disregarding any withholding or deduction required to be made for or on account of tax, and disregarding any associated tax credit;

(b)                       for the purpose of determining the Current Market Price of any Class A Shares which may be comprised in a Scrip Dividend, if on any of the said five dealing days the Volume Weighted Average Price of the Class A Shares shall have been based on a price cum all or part of such Scrip Dividend, the Volume Weighted Average Price of a Class A Share on such dealing day or dealing days shall for the purposes of this definition be deemed to be the amount thereof reduced by an amount equal to the value (as determined in accordance with paragraph (a) of the definition of “Dividend”) of such Scrip Dividend or part thereof; and

(c)                        for any other purpose, if any day during the said five-dealing-day period was the Ex-Date in relation to any Dividend (or any other entitlement) the Volume Weighted Average Prices that shall have been based on a price cum- such Dividend (or cum- such entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Class A Share as at the Ex-Date in respect of such Dividend or entitlement.

“Daily Cash Conversion Amount” has the meaning provided in Condition 6(a).

“Daily Conversion Value” has the meaning provided in Condition 6(a).

“Daily Net Shares” has the meaning provided in Condition 6(a).

“DTC” means The Depository Trust Company.

“dealing day” means a day on which the Relevant Stock Exchange is open for business and on which Class A Shares, Securities, Spin-Off Securities options, warrants or other rights or assets (as the case may be) may be dealt in (other than a day on which the Relevant Stock Exchange is scheduled to or does close prior to its regular weekday closing time), provided that, unless otherwise specified or the context otherwise requires (including for the purposes of Condition 6(a)(iii)), references to “dealing day” shall be a dealing day in respect of the Class A Shares.

A “Delisting Event” shall occur if:

(i)                   the Class A Shares at any time are not admitted to listing and trading on any of the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or any of their respective successors) or if any announcement is made by the Issuer or by any of the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or any of their respective successors) that the Class A Shares will cease to be admitted to trading and listing on any such stock exchange (and will accordingly not be listed on any such stock exchange), unless in any such case the Class A Shares are already, or are immediately, admitted to trading and/or listing on another internationally recognised, regularly operating and regulated stock exchange; or

(ii)                trading of the Class A Shares on any of the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or any of their respective successors) (or, if the Class A Shares are not admitted to listing and trading on any of the New York Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or any of their respective successors) and the Class A Shares at the relevant time are admitted to trading and/or listing on another internationally recognised, regularly operating and regulated stock exchange, trading of the Class A Shares on such exchange) is suspended for a period of five dealing days or more, provided that trading of the Class A Shares shall not be considered to be suspended on any dealing day on which a general suspension of trading on the relevant stock exchange has occurred.

“Delisting Event Period” means the period commencing on the occurrence of a Delisting Event and ending 60 calendar days following the Delisting Event or, if later, 60 calendar days following the date on which the relevant Delisting Event Notice is given to Noteholders as required by Condition 6(m).

“Delisting Event Notice” has the meaning provided in Condition 6(m).

“Dividend” means any dividend or distribution to Shareholders (including a Spin-Off) whether of cash, assets or other property, and however described and whether payable out of a share premium account, profits, retained earnings or any other capital or revenue reserve or account, and including a distribution or payment to Shareholders upon or in connection with a reduction of capital (and for these purposes a distribution of assets includes without limitation an issue of Class A Shares or other Securities credited as fully or partly paid up by way of capitalisation of profits or reserves), provided that:

(a)                       where a Scrip Dividend is announced, then the Scrip Dividend in question shall be treated as a cash Dividend of an amount equal to the sum of:

(i)                           in respect of the portion (if any) of the Scrip Dividend (which may be the whole of the Scrip Dividend) for which a Shareholder or Shareholders may make an election, the value of the option with the highest value, with the value of each option being equal to the value of the relevant property comprising such option as at the Scrip Dividend Valuation Date provided that, in the case of an option comprising more than one type of property, the value of such option shall be equal to the sum of the values of each individual type of property comprising such option, determined as provided below; and

(ii)                        in respect of the portion (if any) of the Scrip Dividend (which may be the whole of the Scrip Dividend) which is not subject to such election, the value of such portion as determined as provided below, and where the “value” of any property in or comprising of a Scrip Dividend shall be determined as follows:

(x)                                 in the case of Class A Shares comprised in such Scrip Dividend, the Current Market Price of such Class A Shares as at the Scrip Dividend Valuation Date;

(y)                                 in the case of cash comprising in such Scrip Dividend, the Fair Market Value of such cash as at the Scrip Dividend Valuation Date; and

(z)                                  in the case of any other property or assets comprised in such Scrip Dividend, the Fair Market Value of such other property or assets as at the Scrip Dividend Valuation Date;

(b)                       any issue of Class A Shares falling within Condition 6(b)(i) or 6(b)(ii) shall be disregarded;

(c)                        a purchase or redemption or buy back of share capital of the Issuer by or on behalf of the Issuer or any of its Subsidiaries shall not constitute a Dividend unless, in the case of a purchase or redemption or buy back of Class A Shares by or on behalf of the Issuer or any of its Subsidiaries, the weighted average price per Class A Share (before expenses) on any day (a “Specified Share Day”) in respect of such purchases or redemptions or buy backs (translated, if not in the Relevant Currency, into the Relevant Currency at the Prevailing Rate on such day) exceeds by more than 5 per cent. the Current Market Price of a Class A Share:

(1)                                 on the Specified Share Day; or

(2)                                 where an announcement (excluding, for the avoidance of doubt for these purposes, any general authority for such purchases, redemptions or buy backs approved by a general meeting of Shareholders or any notice convening such a meeting of Shareholders) has been made of the intention to purchase, redeem or buy back Class A Shares at some future date at a specified price or where a tender offer is made, on the date of such announcement or, as the case may be, on the date of first public announcement of such tender offer (and regardless of whether or not a price per Class A Share, a minimum price per Class A Share or a price range or a formula for the determination thereof is or is not announced at such time), in which case such purchase, redemption or buy back shall be deemed to constitute a Dividend in the Relevant Currency in an amount equal to the amount by which the aggregate price paid (before expenses) in respect of such Class A Shares purchased, redeemed or bought back by or on behalf of the Issuer or, as the case may be, any of its Subsidiaries (translated where appropriate into the Relevant Currency as provided above) exceeds the product of (i) 105 per cent. of such Current Market Price and (ii) the number of Class A Shares so purchased, redeemed or bought back;

(d)                       if the Issuer or any of its Subsidiaries (or any person on its or their behalf) shall purchase, redeem or buy back any depositary or other receipts or certificates representing Class A Shares, the provisions of paragraph (c) above shall be applied in respect thereof in such manner and with such modifications (if any) as shall be determined in good faith by an Independent Adviser;

(e)                        where a dividend or distribution is paid or made to Shareholders pursuant to any plan or arrangement implemented by the Issuer for the purpose of enabling Shareholders to elect, or which may require Shareholders, to receive dividends or distributions in respect of the Class A Shares held by them from a person other than (or in addition to) the Issuer, such dividend or distribution shall for the purposes of these Conditions be treated as a dividend or distribution made or paid to Shareholders by the Issuer, and the foregoing provisions of this definition and the provisions of these Conditions shall be construed accordingly;

(f)                         where a Dividend in cash is declared which provides for payment by the Issuer in the Relevant Currency (or, in the case of a Scrip Dividend, an amount in cash is or may be paid in the Relevant Currency, whether at the option of Shareholders or otherwise), it shall be treated as a Dividend in cash (or, in the case of a Scrip Dividend, an amount in cash) in such Relevant Currency, and in any other case it shall be treated as a Dividend in cash (or, in the case of a Scrip Dividend an amount in cash) in the currency in which it is payable by the Issuer; and

(g)                        a dividend or distribution that is a Spin-Off shall be deemed to be a Dividend paid or made by the Issuer,

and any such determination shall be made by the Calculation Agent or where specifically provided, an Independent Adviser and, in either such case, on a gross basis and disregarding any withholding or deduction required to be made for or on account of tax, and disregarding any associated tax credit.

“End of Restricted Period Date” means the date which falls six months prior to the Final Maturity Date.

“equity share capital” means (other than for the purposes of Condition 6(b)(iii)), in relation to any entity, its issued share capital excluding any part of that capital which, neither as respects dividends nor as respects capital, carries any right to participate beyond a specific amount in a distribution.

“Event of Default” has the meaning provided in Condition 10.

“Ex-Date” means, in relation to any Dividend (including without limitation any Spin-Off), capitalisation, redesignation, reclassification, sub-division, consolidation, issue, grant, offer or other entitlement, unless otherwise defined herein, the first dealing day for the Class A Shares on which the Class A Shares are traded ex- the relevant Dividend, capitalisation, redesignation, reclassification, sub-division, consolidation, issue, grant, offer or other entitlement on the Relevant Stock Exchange (or, in the case of a Dividend which is a purchase, redemption or buy back of Class A Shares (or, as the case may be, any depositary or other receipts or certificates representing Class A Shares) pursuant to paragraph (c) (or, as the case may be, paragraph (d)) of the definition of “Dividend”, the date on which such purchase, redemption or buy back is made), and provided that, for the avoidance of doubt, the Ex-Date in respect of a Scrip Dividend shall be deemed to be the Ex-Date in respect of the relevant Dividend or capitalisation as referred to in the definition of “Scrip Dividend”.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exempt Newco Scheme” means a Newco Scheme where, immediately after completion of the relevant Scheme of Arrangement, the ordinary shares or units or equivalent of Newco (or depositary or other receipts or certificates representing ordinary shares or units or equivalent of Newco) are (1) admitted to trading on the Relevant Stock Exchange or a Regulated Market or (2) admitted to listing on such other regulated, regularly operating, recognised stock exchange as the Issuer or Newco may determine.

“Extraordinary Resolution” has the meaning provided in the Trust Deed.

“Fair Market Value” means, on any date (the “FMV Date”):

(i)                           in the case of a cash Dividend, the amount of such cash Dividend, as determined by the Calculation Agent;

(ii)                        in the case of any other cash amount, the amount of such cash, as determined by the Calculation Agent;

(iii)                     in the case of Securities (including Class A Shares), Spin-Off Securities, options, warrants or other rights or assets that are publicly traded on a Relevant Stock Exchange of adequate liquidity (as determined by the Calculation Agent or an Independent Adviser), the arithmetic mean of:

(a)                       in the case of Class A Shares or (to the extent constituting equity share capital) other Securities or Spin-Off Securities, for which a daily Volume Weighted Average Price (disregarding for this purpose proviso (ii) to the definition thereof) can be determined, such daily Volume Weighted Average Price of the Class A Shares or such other Securities or Spin-Off Securities; and

(b)                       in any other case, the Closing Price of such Securities, Spin-Off Securities, options, warrants or other rights or assets,

in the case of both (a) and (b) during the period of five dealing days on the Relevant Stock Exchange for such Securities, Spin-Off Securities, options, warrants or other rights or assets commencing on such FMV Date (or, if later, the date (the “Adjusted FMV Date”) which falls on the first such dealing day on which such Securities, Spin-Off Securities, options, warrants or other rights or assets are publicly traded, provided that where such Adjusted FMV Date falls after the fifth day following the FMV Date, the Fair Market Value of such Securities, Spin-Off Securities, options, warrants or other rights or assets shall instead be determined pursuant to paragraph (iv) below, and no such Adjusted FMV Date shall be deemed to apply) or such shorter period as such Securities, Spin-Off Securities, options, warrants or other rights or assets are publicly traded, all as determined by the Calculation Agent,

(iv)                    in the case of Securities, Spin-Off Securities, options, warrants or other rights or assets that are not publicly traded on a Relevant Stock Exchange of adequate liquidity (as aforesaid) or where otherwise provided in paragraph (iii) above to be determined pursuant to this (iv), an amount equal to the fair market value of such Securities, Spin-Off Securities, options, warrants or other rights or assets as determined by an Independent Adviser, on the basis of a commonly accepted market valuation method and taking account of such factors as it considers appropriate, including the market price per Class A Share, the dividend yield of a Class A Share, the volatility of such market price, prevailing interest rates and the terms of such Securities, Spin-Off Securities, options, warrants or other rights or assets, and including as to the expiry date and exercise price or the like (if any) thereof.

Such amounts shall (if not expressed in the Relevant Currency on the FMV Date (or, as the case may be, the Adjusted FMV Date)) be translated into the Relevant Currency at the Prevailing Rate on the FMV Date (or, as the case may be, the Adjusted FMV Date), all as determined by the Calculation Agent. In addition, in the case of (i) and (ii) above, the Fair Market Value shall be determined on a gross basis and disregarding any withholding or deduction required to be made for or on account of tax, and disregarding any associated tax credit.

“Final Maturity Date” means 3 March 2025.

‘‘Free Float Event’’ means a ‘‘person’’ or ‘‘group’’ within the meaning of Section 13(d) of the Exchange Act, other than the Issuer, its subsidiaries and its or their employee benefit plans, has become the direct or indirect ‘‘beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of the Class A Shares representing more than 65 per cent. of the voting power of the Class A Shares.

“Fundamental Change Conversion Price” has the meaning provided in Condition 6(b)(x).

A “Fundamental Change Event” shall occur if a Change of Control or a Free Float Event occurs.

“Fundamental Change Event Notice” has the meaning provided in Condition 6(l).

“Fundamental Change Event Period” means the period commencing on the occurrence of a Fundamental Change Event and ending 60 calendar days following the Fundamental Change Event or, if later, 60 calendar days following the date on which a Fundamental Change Event Notice is given to Noteholders as required by Condition 6(l).

“Further Notes” means any further Notes issued pursuant to Condition 18 and consolidated and forming a single series with the then outstanding Notes.

“IA Parity Event” has the meaning provided in Condition 6(a)(iii).

“Independent Adviser” means an independent adviser with appropriate expertise, which may be the Calculation Agent appointed by the Issuer at its own expense and (other than where the initial Calculation Agent is appointed) approved in writing by the Trustee or, if the Issuer fails to make such appointment and such failure continues for a reasonable period (as determined by the Trustee in its sole discretion) and the Trustee is indemnified and/or secured and/or prefunded to its satisfaction against the liabilities, costs, fees and expenses of such adviser and otherwise in connection with such appointment, as may be appointed by the Trustee (without liability for so doing) following notification to the Issuer, which appointment shall be deemed to be made by the Issuer.

“Interest Payment Date” has the meaning provided in Condition 5(a).

“Interest Period” has the meaning provided in Condition 5(a).

“Issuer Notification Date” has the meaning provided in Condition 6(a)(iii).

“Leading Institution” has the meaning provided in Condition 6(a)(iii).

“Market Price” means the Volume Weighted Average Price of a Class A Share on the relevant Reference Date, provided that if any Dividend or other entitlement in respect of the Class A Shares is announced, whether on or prior to or after the relevant Conversion Date, in circumstances where the record date or other due date for the establishment of entitlement in respect of such Dividend or other entitlement shall be on or after the Conversion Date and if, on the relevant Reference Date, the Volume Weighted Average Price of a Class A Share is based on a price ex-Dividend or ex- any other entitlement, then such Volume Weighted Average Price shall be increased by an amount equal to the Fair Market Value of such Dividend or entitlement per Class A Share as at the date of first public announcement of such Dividend or entitlement (or if that is not a dealing day, the immediately preceding dealing day), as determined by the Calculation Agent on a gross basis and disregarding any withholding or deduction required to be made for or on account of tax, and disregarding any associated tax credit) and provided that, for the avoidance of doubt, converting in respect of any Dividend or entitlement.

“Material Subsidiary” means any Subsidiary that meets the definition of “significant subsidiary” in Article 1, Rule 1-02 of Regulation S-X under the Exchange Act or (ii) any group of Subsidiaries that in the aggregate would constitute a “significant subsidiary” in Article 1, Rule 1-02 of Regulation S-X under the Exchange Act.

“Mid-Market Price” has the meaning provided in Condition 6(a).

“Net Shares” has the meaning provided in Condition 6(a).

“Net Share Settlement Calculation Period” has the meaning provided in Condition 6(a).

“Newco Scheme” means a Scheme of Arrangement which effects the interposition of a limited liability company (“Newco”) between the Shareholders immediately prior to completion of the Scheme of Arrangement (the “Existing Shareholders”) and the Issuer, provided that (i) only ordinary shares or units or equivalent of Newco or depositary or other receipts or certificates representing ordinary shares or units or equivalent of Newco are issued to Existing Shareholders (except for a nominal holding by initial subscribers); (ii) immediately after completion of the Scheme of Arrangement, the only holders of ordinary shares, units or equivalent of Newco or, as the case may be, the only holders of depositary or other receipts or certificates representing ordinary shares or units or equivalent of Newco (other than a nominal holding by initial subscribers) are Existing Shareholders holding in or substantially in the same proportions as such Existing Shareholders held ordinary shares immediately prior to completion of the Scheme of Arrangement; (iii) immediately after completion of the Scheme of Arrangement, Newco is (or one or more wholly-owned Subsidiaries of Newco are) the only shareholder (or shareholders) of the Issuer; (iv) all Subsidiaries of the Issuer immediately prior to the Scheme of Arrangement (other than Newco, if Newco is then a Subsidiary of the Issuer) are Subsidiaries of the Issuer (or of Newco) immediately after completion of the Scheme of Arrangement; and (v) immediately after completion of the Scheme of Arrangement the Issuer (or Newco) holds, directly or indirectly, the same percentage of the ordinary share capital and equity share capital of those Subsidiaries as was held by the Issuer immediately prior to the Scheme of Arrangement.

“Newco Scheme Modification” has the meaning provided in Condition 14(a).

“Noteholder” and “holder” mean the person in whose name a Note is registered in the Register (as defined in Condition 4(a)).

“Note Price Determination Date” has the meaning provided in Condition 6(a)(iii).

“Note Price Unavailability Date” has the meaning provided in Condition 6(a)(iii).

“Offer Period” has the meaning provided in Condition 7(d).

“Optional Redemption Date” has the meaning provided in Condition 7(b).

“Optional Redemption Notice” has the meaning provided in Condition 7(b).

“Parity Event” has the meaning provided in Condition 6(a).

“Parity Notification Event has the meaning provided in Condition 6(a).

“Parity Value” means, in respect of any dealing day, the amount determined by the Calculation Agent and calculated as follows:

PV	=	N x VWAP

where

PV	=	the Parity Value

N	=

US$200,000 divided by the Conversion Price in effect on such dealing day, (which shall be the Fundamental Change Conversion Price if such Fundamental Change Conversion Price would apply in respect of any exercise of Conversion Rights in respect of which the Conversion Date would fall on such dealing day), provided that if (A) such dealing day falls on or after (i) the Ex-Date in relation to any entitlement in respect of which an adjustment is required to be made to the Conversion Price pursuant to Conditions 6(b)(i), 6(b)(ii), 6(b)(iii), 6(b)(iv), 6(b)(v) or 6(b)(ix) or (ii) the relevant date of first public announcement (as applicable pursuant to Conditions 6(b)(vi), 6(b)(vii) or 6(b) (viii)) in respect of which an adjustment is required to be made to the Conversion Price pursuant to Conditions 6(b)(vi), 6(b)(vii) or 6(b)(viii), and (B) such adjustment is not yet in effect on such dealing day, the Conversion Price in effect on such dealing day shall for the purpose of this definition only be multiplied by the adjustment factor subsequently determined by the Calculation Agent to be applicable in respect of the relevant Conversion Price adjustment.

VWAP	=	the Volume Weighted Average Price of a Class A Share (translated if necessary into US dollars at the Prevailing Rate) on such dealing day.

“Permitted Cessation of Business” has the meaning provided in Condition 6(n).

“Permitted Holder” means any of (i) Arkady Volozh, (ii) any spouse or immediate family member of Arkady Volozh, (iii) any trust or partnership for the sole benefit of Arkady Volozh and/or any such spouse or immediate family member, or (iv) any legal entity in respect of which Arkady Volozh holds (pursuant to contract, proxy or otherwise) sole voting power in respect of the voting rights attributable to the Class A Shares and/or Class B Shares of the Issuer held by such entity.

a “person” includes any individual, company, corporation, firm, partnership, joint venture, trust, undertaking, association, organisation, or state or agency of a state or any political subdivisions thereof (in each case whether or not being a separate legal entity).

“Physically Settled Shares” means, in respect of any exercise of Conversion Rights, where such exercise is the subject of an Alternative Settlement Election, (i) the Reference Shares (if the Alternative Settlement Election Notice specifies “Physical Settlement”) or (ii) such number of Class A Shares (which may be equal to zero) as is equal to the Reference Shares minus the Cash Settled Shares (if the Alternative Settlement Election Notice specifies “Cash Settlement”).

“Potential Event of Default” means an event or circumstance which could, with the giving of notice, lapse of time, issue of a certificate and/or fulfilment of any other requirement provided for in Condition 10, become an Event of Default.

“Priority Share” means the “priority share” in the capital of the Issuer having the rights and obligations set out in the articles of association of the Issuer as at the Closing Date.

“Put Date” has the meaning provided in Condition 7(e);

“Put Exercise Notice” has the meaning provided in Condition 7(e);

“Prevailing Rate” means, in respect of any pair of currencies on any day, the spot mid-rate of exchange between the relevant currencies prevailing as at 12 noon (London time) on that date (for the purpose of this definition, the “Original Date”) as appearing on or derived from Bloomberg page BFIX (or any successor page) in respect of such pair of currencies, or, if such a rate cannot be so determined, the rate prevailing as at 12 noon (London time) on the immediately preceding day on which such rate can be so determined, provided that if such immediately preceding day falls earlier than the fifth day prior to the Original Date or if such rate cannot be so determined (all as determined by the Calculation Agent), the Prevailing Rate in respect of the Original Date shall be the rate determined in such other manner as an Independent Adviser shall consider appropriate.

“Quarter” means each of the three calendar month periods ended 31 March, 30 June, 30 September and 31 December, respectively, in each year.

“Quote for the Notes” has the meaning provided in Condition 6(a)(iii).

“Record Date” has the meaning provided in Condition 8(c).

“Reference Date” means, in relation to a Retroactive Adjustment, the date as of which the relevant Retroactive Adjustment takes effect or, in any such case, if that is not a dealing day, the next following dealing day.

“Reference Shares” means, in respect of the exercise of Conversion Rights by a Noteholder, the number of Class A Shares (rounded down, if necessary, to the nearest whole number) determined by the Calculation Agent by dividing the principal amount of the Converted Notes by the Conversion Price in effect on the relevant Conversion Date, except that where the Conversion Date falls on or after the date an adjustment to the Conversion Price takes effect pursuant to Conditions 6(b)(i), 6(b)(ii), 6(b)(iii), 6(b)(iv), 6(b)(v) or 6(b)(ix) but on or prior to the record date or other due date for establishment of entitlement in respect of the relevant Dividend or issue or grant (as the case may be) giving rise to such adjustment, then the Conversion Price in respect of such exercise shall be such Conversion Price as would have been applicable to such exercise had no such adjustment been made.

“Reference Period” has the meaning provided in Condition 6(a)(iii).

“Register” has the meaning provided in Condition 4(a).

“Relevant Currency” means, at any time, the currency in which the Class A Shares are quoted or dealt in at such time on the Relevant Stock Exchange.

“Relevant Date” means, in respect of any Note, whichever is the later of:

(i)                           the date on which payment in respect of it first becomes due; and

(ii)                        if any amount payable is improperly withheld or refused, the earlier of (a) the date on which payment in full of the amount outstanding is made and (b) the date falling seven days after the date on which the Trustee or the Principal Paying, Transfer and Conversion Agent has given notice to Noteholders of receipt of all sums due in respect to all the Notes up to that seventh day (except that there is failure in the subsequent payment to the relevant holders) as provided in these Conditions.

“Relevant Indebtedness” means any present or future indebtedness (whether being principal, interest or other amounts), in the form of or evidenced by notes, bonds, debentures, loan stock or other similar debt instruments (but for the avoidance of doubt, excluding term or revolving loans, credit facilities, credit agreements and other similar facilities and rights thereunder), whether issued for cash or in whole or in part for a consideration other than cash, and which are, or are capable of being, quoted, listed or ordinarily dealt in or traded on any regulated or unregulated stock exchange, over-the-counter or other securities market.

“Relevant Stock Exchange” means:

(i)                           in respect of the Class A Shares, the NASDAQ Global Select Market or, if at the relevant time the Class A Shares are not at that time listed and admitted to trading on the NASDAQ Global Select Market, the principal stock exchange or securities market on which the Class A Shares are then listed, admitted to trading or quoted or dealt in, and

(ii)                        in respect of any Securities (other than Class A Shares), Spin-Off Securities, options, warrants or other rights or assets, the principal stock exchange or securities market on which such Securities, Spin-Off Securities, options, warrants or other rights or assets are then listed, admitted to trading or quoted or dealt in, where “principal stock exchange or securities market” shall mean the stock exchange or securities market on which such Class A Shares, Securities, Spin-Off Securities, options, warrants or other rights or assets are listed, admitted to trading or quoted or dealt in, provided that if such Class A Shares, Securities, Spin-Off Securities, options, warrants or other rights or assets are listed, admitted to trading or quoted or dealt in (as the case may be) on more than one stock exchange or securities market at the relevant time, then “principal stock exchange or securities market” shall mean that stock exchange or securities market on which such Class A Shares, Securities, Spin-Off Securities, options, warrants or other rights or assets are then traded as determined by the Calculation Agent (if the Calculation Agent determines that it is able to make such determination) or (in any other case) by an Independent Adviser by reference to the stock exchange or securities market with the highest average daily trading volume in respect of such Class A Shares, Securities, Spin-Off Securities, options, warrants or other rights or assets.

A “Retroactive Adjustment” shall occur if the Conversion Date in relation to the conversion of any Note shall be (i) after the date (the “RA Reference Date”) which is the record date in respect of any consolidation, reclassification, redesignation or sub-division as is mentioned in Condition 6(b)(i), or which is the record date or other due date for the establishment of entitlement for any such issue, distribution, grant or offer (as the case may be) as is mentioned in Condition 6(b)(ii), 6(b)(iii), 6(b)(iv), 6(b)(v) or 6(b)(ix), or which is the date of the first public announcement of the terms of any such issue or grant as is mentioned in Condition 6(b)(vi) and 6(b)(vii) or of the terms of any such modification as is mentioned in Condition 6(b)(viii); and (ii) before the relevant adjustment to the Conversion Price becomes effective under Condition 6(b).

“Scheme of Arrangement” means a scheme of arrangement, share for share exchange or analogous procedure.

“Scrip Dividend” means:

(i)                           a Dividend which is to be satisfied, or a Dividend in cash which may at the election of a Shareholder or Shareholders be satisfied, in whole or in part, by the issue or delivery of Class A Shares and/or other property or assets; or

(ii)                        an issue of Class A Shares or other property or assets by way of a capitalisation of profits or reserves (including any share premium account or capital redemption reserve, and whether described as a scrip or share dividend or distribution or otherwise) which is to be satisfied, or which may at the election of a Shareholder or Shareholders be satisfied, in whole or in part, by the payment of cash.

“Scrip Dividend Valuation Date” means:

(i)                           in respect of any portion of a Scrip Dividend for which a Shareholder or Shareholders may make an election, the later of (i) the Ex-Date in relation to the relevant dividend or capitalisation, (ii) the last day on which the relevant election can be made by such Shareholder or Shareholders, and (iii) the date on which the number of Class A Shares, amount of cash, or amount of other property or assets, as the case may be, which may be issued or delivered is publicly announced; or

(ii)                        in respect of any portion of a Scrip Dividend which is not subject to such election, the later of (i) the Ex-Date in relation to the relevant dividend or capitalisation and (ii) the date on which the number of Class A Shares, amount of cash or amount of such other property or assets, as the case may be, to be issued and delivered is publicly announced.

“Securities” means any securities including, without limitation, Class A Shares and any other shares in the capital of the Issuer, and options, warrants or other rights to subscribe for or purchase or acquire Class A Shares or any other shares in the capital of the Issuer.

“Shareholders” means the holders of Class A Shares.

“Specified Date” has the meaning provided in Conditions 6(b)(iv), (vi), (vii) and (viii).

“Specified Taxes” has the meaning provided in Condition 6(g).

“Spin-Off” means:

(a)                       a distribution of Spin-Off Securities by the Issuer to Shareholders as a class; or

(b)                       any issue, transfer or delivery of any property or assets (including cash or shares or other securities of or in or issued or allotted) by any entity (other than the Issuer) to Shareholders as a class or, in the case of or in connection with a Scheme of Arrangement, Existing Shareholders as a class (but excluding the issue and allotment of ordinary shares (or depositary or other receipts or certificates representing such ordinary shares) by Newco to Existing Shareholders as a class), pursuant in each case to any arrangements with the Issuer or any of its Subsidiaries.

“Spin-Off Securities” means equity share capital of an entity other than the Issuer or options, warrants or other rights to subscribe for or purchase equity share capital of an entity other than the Issuer.

“Subsidiary” means a subsidiary of the Issuer within the meaning of Section 2.24a of the Dutch Civil Code (Burgelijk Wetboek).

“Successor in Business” has the meaning provided in Condition 6(n).

“Tax Redemption Date” has the meaning provided in Condition 7(c).

“Tax Redemption Notice” has the meaning provided in Condition 7(c).

“US$” and “US dollars” means the lawful currency for the time being of the United States of America.

“Volume Weighted Average Price” means, in respect of a Class A Share, Security or, as the case may be, a Spin-Off Security, on any dealing day, the volume weighted average price of such Class A Share, Security or, as the case may be, Spin-Off Security on such dealing day:

(A)                     (in the case of a Class A Share) as displayed under the heading “Bloomberg VWAP” on Bloomberg page YNDX US Equity AQR (or any successor page), using the scheduled open of trading of the primary trading session (being 09:30:00 local time as at the Closing Date) as the start time input and the scheduled close of trading of the primary trading session (being 16:00:00 local time as at the Closing Date) as the end time input on such dealing day, all as determined by the Calculation Agent. For the avoidance of doubt, the Volume Weighted Average Price of a Class A Share shall be determined by the Calculation Agent without regard to after-hours trading or any other trading outside of the regular trading session trading hours;

(B)                     (in the case of a Security (other than a Class A Share) or, as the case may be, a Spin-Off Security, where the Relevant Stock Exchange is the NASDAQ Global Select Market, the NASDAQ Global Market or the New York Stock Exchange (or any of their respective successors)) as determined in such manner (if any) as is determined in good faith by the Calculation Agent to be consistent with the manner in which the Volume Weighted Average Price of a Class A Share is to be determined pursuant to (A) above; or

(C)                     (in any other case) on the Relevant Stock Exchange as displayed on Bloomberg page HP (or any successor page) (setting Weighted Average Line or any other successor setting) in respect of such Security, or, as the case may be, Spin-Off Security and such Relevant Stock Exchange, all as determined by the Calculation Agent, in each case, if available or, in any such case, as displayed on such other source (if any) as shall be determined in good faith to be appropriate by an Independent Adviser on such dealing day, provided that:

(i)                           if on any such dealing day (for the purposes of this definition, the “Original Date”) such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of a Class A Share, Security or Spin-Off Security, as the case may be, in respect of such dealing day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding dealing day in respect thereof on which the same can be so determined, provided however that if such immediately preceding such dealing day falls prior to the fifth day before the Original Date, the Volume Weighted Average Price in respect of such dealing day shall be considered to be not capable of being determined pursuant to this proviso (i); and

(ii)                        if the Volume Weighted Average Price cannot be determined as aforesaid, the Volume Weighted Average Price of a Class A Share, Security or Spin-Off Security, as the case may be, shall be determined as at the Original Date by an Independent Adviser in such manner as it shall determine in good faith to be appropriate, and the Volume Weighted Average Price determined as aforesaid on or as at any dealing day shall, if not in the Relevant Currency, be translated into the Relevant Currency at the Prevailing Rate on such dealing day.

“€” means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

References to any act or statute or any provision of any act or statute shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under such modification or re-enactment.

References to any issue or offer or grant to Shareholders or Existing Shareholders “as a class” or “by way of rights” shall be taken to be references to an issue or offer or grant to all or substantially all Shareholders or

Existing Shareholders, as the case may be, other than Shareholders or Existing Shareholders, as the case may be, to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any other stock exchange or securities market in any territory or in connection with fractional entitlements, it is determined not to make such issue or offer or grant.

In making any calculation or determination of Closing Price, Current Market Price or Volume Weighted Average Price, such adjustments (if any) shall be made in good faith and as the Calculation Agent or an Independent Adviser considers appropriate to reflect any consolidation or sub-division of the Class A Shares or any issue of Class A Shares by way of capitalisation of profits or reserves, or any like or similar event.

For the purposes of Conditions 6 (a), (b), (c), (e), (h) and (i) and Condition 11 only, (i) references to the “issue” of Class A Shares or Class A Shares being “issued” shall include the transfer and/or delivery of Class A Shares, whether newly issued and allotted or previously existing or held by or on behalf of the Issuer or any of its Subsidiaries, and (ii) Class A Shares held by or on behalf of the Issuer or any of its Subsidiaries (and which, in the case of Condition 6(b)(iv) and (b)(vi), do not rank for the relevant right or other entitlement) shall not be considered as or treated as “in issue” or “issued”, or entitled to receive the relevant Dividend, right or other entitlement.

4                     Registration and Transfer of Notes

(a)                       Registration

The Issuer will cause a register (the “Register”) to be kept at the specified office of the Registrar outside the United Kingdom on which will be entered the names and addresses of the holders of the Notes and the particulars of the Notes held by them and of all transfers, redemptions and conversions of Notes.

(b)                       Transfer

Notes may, subject to the terms of the Agency Agreement and to Conditions 4(c) and 4(d), be transferred by lodging the relevant Note (with the form of application for transfer in respect thereof duly executed and duly stamped where applicable) at the specified office of the Registrar or any Paying, Transfer and Conversion Agent.

No transfer of a Note will be valid unless and until entered on the Register. A Note may be registered only in the name of, and transferred only to, a named person (or persons, not exceeding four in number).

The Registrar will within seven business days, in the place of the specified office of the Registrar, of any duly made application for the transfer of a Note, register the relevant transfer and deliver a new Note to the transferee at the specified office of the Registrar or (at the risk and, if mailed at the request of the transferee or, as the case may be, the transferor otherwise than by ordinary mail, at the expense of the transferee or, as the case may be, the transferor) mail the Note by uninsured mail to such address as the transferee or, as the case may be, the transferor may request.

(c)                        Formalities Free of Charge

Such transfer will be effected without charge subject to (i) the person making such application for transfer paying or procuring the payment of any taxes, duties and other governmental charges in connection therewith, (ii) the Registrar being satisfied with the documents of title and/or identity of the person making the application and (iii) such reasonable regulations as the Issuer may from time to time agree with the Registrar and the Trustee (and as initially set out in the Agency Agreement).

(d)                       Closed Periods

Neither the Issuer nor the Registrar will be required to register the transfer of any Note (i) during the period of 15 days ending on and including the day immediately prior to the Final Maturity Date or any earlier date fixed for redemption of the Notes pursuant to Condition 7(b) or 7(c); (ii) in respect of which a Conversion Notice has been delivered in accordance with Condition 6(h); (iii) in respect of which a Noteholder has exercised its right to require redemption pursuant to Condition 7(e); or (iv) during the period of 15 days ending on (and including) any Record Date in respect of any payment of interest on the Notes.

5                     Interest

(a)                       Interest Rate

The Notes bear interest from (and including) the Closing Date at the rate of 0.75 per cent. per annum calculated by reference to the principal amount thereof and payable semi-annually in arrear in equal instalments on 3 March and 3 September in each year (each an “Interest Payment Date”), commencing with the Interest Payment Date falling on 3 September 2020.

If interest is required to be calculated for a period of less than a complete Interest Period (as defined below), the relevant day—count fraction will be determined on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

“Interest Period” means the period beginning on (and including) the Closing Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date.

(b)                       Accrual of Interest

Each Note will cease to bear interest (i) where the Conversion Right shall have been exercised by a Noteholder, from the Interest Payment Date immediately preceding the relevant Conversion Date or, if none, the Closing Date (subject in any such case as provided in Condition 6(j)) or (ii) where such Note is redeemed or repaid pursuant to Condition 7 or Condition 10, from the due date for redemption or repayment thereof unless payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the rate specified in Condition 5(a) (both before and after judgment) until the Relevant Date.

6                     Conversion of Notes

(a)                       Conversion Right and Net Share Settlement

(i)                          Conversion Right

Subject to the right of the Issuer to make an Alternative Settlement Election pursuant to Condition 6(c) and as otherwise provided in these Conditions, each Note shall entitle the holder to convert such Note and to receive the Cash Conversion Amount and the Net Shares (if any) as provided in Condition 6(a)(ii) (a “Conversion Right”).

The Cash Conversion Amount to be paid and the Net Shares (if any) to be issued or transferred and delivered on the exercise of Conversion Rights will be determined by the Calculation Agent by reference to the conversion price (the “Conversion Price”) in effect on the relevant Conversion Date.

The initial Conversion Price is US$60.0751 per Class A Share. The Conversion Price is subject to adjustment in the circumstances described in Condition 6(b).

Subject to and as provided in these Conditions, Conversion Rights may only be exercised on or after the Conversion Commencement Date, and only in the following circumstances:

(1)                      at any time where the Conversion Date falls during the period from (and including) the End of Restricted Period Date to (but excluding) the 10th New York business day prior to the Final Maturity Date (subject, in the case of early redemption in respect of the Notes pursuant to Condition 7(b) or 7(c), as provided in paragraph (2)(b) below); or

(2)                      at any time prior to the End of Restricted Period Date:

(a)                       if the arithmetic mean of the Parity Value on each dealing day in any period of 20 consecutive dealing days in the period of 30 consecutive dealing days ending on (and including) the dealing day immediately preceding the final dealing day of any Quarter is greater than US$260,000, provided that the Conversion Date falls during the immediately following Quarter;

(b)                       if the Issuer elects to redeem the Notes early pursuant to Condition 7(b) or 7(c), provided that the Conversion Date falls in the period from (and including) the date on which the relevant notice of redemption is given up to (but excluding) the 10th New York business day preceding the date of redemption of the relevant Notes, unless there shall be a default in making payment in respect of such Note on any such date fixed for redemption, in which event the Conversion Right shall extend up to (and including) the day on which the full amount of such payment becomes available for payment and notice of such availability has been duly given to Noteholders in accordance with Condition 17 (or, if such date is not a New York business day, the immediately following New York business day) or, if earlier, the Final Maturity Date or, if the Final Maturity Date is not a New York business day, the immediately preceding New York business day; or

(c)                        in the case where the Issuer announces a distribution to Shareholders of cash, assets, securities or other property where the Fair Market Value (as at the date of first public announcement of the terms of such distribution by the Issuer) of such distribution per Class A Share is greater than 25 per cent. of the arithmetic mean of the Volume Weighted Average Price of a Class A Share on each dealing day in the 20 dealing day period ending on (and including) the dealing day immediately preceding the date on which the terms of such distribution were first publicly announced by the Issuer, provided that the Conversion Date falls in the period from (and including) the date of first public announcement of the terms of such distribution up to (but excluding) the Ex-Date in respect of such distribution; or

(d)                       if a Fundamental Change Event occurs, provided that the Conversion Date falls during the Fundamental Change Event Period; or

(e)                        if a Delisting Event occurs, provided that the Conversion Date falls during the Delisting Event Period; or

(f)                         if an Event of Default occurs, provided that the Conversion Date falls in the period (if any) from (and including) the date of occurrence of the Event of Default, up to (but excluding) the date (if any) on which the Notes are declared due and payable pursuant to Condition 10 or, if earlier, the date the relevant Event of Default ceases to be continuing; or

(g)                        if a Parity Event or IA Parity Event occurs pursuant to Condition 6(iii), provided that the Conversion Date falls during the period of 10 consecutive New York business days commencing on and including the first New York business day following the Issuer Notification Date.

Conversion Rights may not be exercised (i) following the giving of notice by the Trustee that the Notes are immediately due and payable pursuant to Condition 10 or (ii) in respect of a Note in respect of which the relevant Noteholder has exercised its right to require the Issuer to redeem that Note pursuant to Condition 7(e).

Save in the circumstances described in Condition 6(i) in respect of any notice given by the Issuer pursuant to Condition 7(b) or 7(c), Conversion Rights may not be exercised by a Noteholder in circumstances where the relevant Conversion Date would fall during the period commencing on the Record Date in respect of any payment of interest on the Notes and ending on the relevant Interest Payment Date (both days inclusive).

A Noteholder may exercise the Conversion Right in respect of a Note by delivering such Note, together with a duly completed Conversion Notice, to the specified office of any Paying, Transfer and Conversion Agent in accordance with Condition 6(g).

Subject to the right of the Issuer to make an Alternative Settlement Election, the Issuer will procure that Class A Shares to be issued or transferred and delivered on exercise of Conversion Rights will be issued or transferred and delivered to the relevant Noteholder or its nominee as specified in the relevant Conversion Notice (without any further action being required to be taken by, and, subject to the provisions of Condition 6(g), without any cost or expense to, the relevant Noteholder or the Trustee). Such Class A Shares will be deemed to be issued or transferred and delivered on or as of the relevant Conversion Date.

None of the Paying, Transfer and Conversion Agents shall have any responsibility in respect of delivery of any Class A Shares to be issued or transferred and delivered on exercise of Conversion Rights and it will be the sole responsibility of the Issuer to procure that such delivery is made to the relevant Noteholder in accordance with these Conditions.

(ii)                       Net Share Settlement

Subject to the right of the Issuer to make an Alternative Settlement Election, the Issuer shall satisfy the exercise of Conversion Rights by a Noteholder by:

(i)                          paying to the relevant Noteholder the Cash Conversion Amount; and

(ii)                       delivering to the relevant Noteholder the Net Shares (if any).

The Issuer shall pay the Cash Conversion Amount by not later than the seventh New York business day following the end of the Net Share Settlement Calculation Period by transfer to a US dollar account specified by the relevant Noteholder in the relevant Conversion Notice.

The Net Shares shall be delivered as provided in Condition 6(g).

“Cash Conversion Amount” means the sum (rounded, if necessary, to nearest whole multiple of 0.01, with 0.005 being rounded upwards) of the Daily Cash Conversion Amounts as determined by the Calculation Agent in respect of each dealing day in the Net Share Settlement Calculation Period.

“Daily Cash Conversion Amount” means, in respect of a dealing day, the lesser of (i) an amount equal to one-twentieth of the Converted Notes and (ii) the Daily Conversion Value in respect of such dealing day translated if necessary into US dollars at the Prevailing Rate on such dealing day, determined by the Calculation Agent.

“Daily Conversion Value” means, in respect of any dealing day, the amount determined by the Calculation Agent in accordance with the following formula:

where

RS	means the Reference Shares; and

VWAP	means the Volume Weighted Average Price of a Class A Share on such dealing day provided that if:

(i) any Dividend or other entitlement in respect of the Class A Shares is announced, whether on or prior to or after the relevant Conversion Date, in circumstances where the record date or other due date for the establishment of entitlement in respect of such Dividend or other entitlement shall be on or after the relevant Conversion Date and if on such dealing day the price determined as provided above is based on a price ex- such Dividend or ex- such other entitlement, then the Volume Weighted Average Price on such dealing day shall be increased by an amount equal to the Fair Market Value of any such Dividend or other entitlement per Class A Share as at the Ex- Date in respect of such Dividend or entitlement, determined on a gross basis and disregarding any withholding or deduction required to be made for or on account of tax, and disregarding any associated tax credit, all as determined by the Calculation Agent; and

(ii) if any Additional Cash Amount is due in respect of the relevant exercise of Conversion Rights, and if such dealing day falls prior to the Applicable RA Reference Date, then the Volume Weighted Average Price on such dealing day shall be multiplied by the adjustment factor subsequently determined to be applicable in respect of the relevant Retroactive Adjustment, provided that where such adjustment factor as aforesaid cannot be determined in accordance with these Conditions before the second New York business day before the date on which issuance or transfer and delivery of the Net Shares is to be made as provided in Condition 6(g), the relevant Volume Weighted Average Price as aforesaid shall be adjusted in such manner as determined in good faith to be appropriate by an Independent Adviser no later than the second dealing day before such date of issuance or transfer and delivery as aforesaid.

If any doubt shall arise as to the calculation of the Daily Conversion Value or if such amount cannot be determined as provided above, the Daily Conversion Value shall be equal to such amount as is determined in such other manner as an Independent Adviser shall consider in good faith to be appropriate to give the intended result.

“Daily Net Shares” means in respect of any dealing day in respect of which the Daily Conversion Value exceeds one-twentieth of the Converted Notes, the number of Class A Shares determined by the Calculation Agent in accordance with the following formula:

where

A                                                              means the Daily Conversion Value on such dealing day minus one-twentieth of the Converted Notes; and

VWAP                                 shall have the meaning given to it in the definition of “Daily Conversion Value”.

“Net Share Settlement Calculation Period” means the period of 20 consecutive dealing days commencing on and including the 10th dealing day immediately following the relevant Conversion Date.

“Net Shares” means the sum (rounded down, if necessary, to the nearest whole number) of the Daily Net Shares (if any) determined by the Calculation Agent in respect of each dealing day in the Net Share Settlement Calculation Period.

If there is a Retroactive Adjustment to the Conversion Price following the exercise of Conversion Rights by a Noteholder in circumstances where (x) an Alternative Settlement Election is not made and accordingly the exercise of such Conversion Right is to be satisfied as provided in this Condition 6(a)(ii) and (y) if any dealing day comprised in the Net Share Settlement Calculation Period in respect of such exercise of Conversion Rights falls on or after the Applicable RA Reference Date, then the Issuer shall pay to the relevant Noteholder an additional amount (translated if necessary into US dollars at the Prevailing Rate on the relevant Reference Date) (the “Additional Cash Amount”) calculated by the Calculation Agent and equal to the Market Price of such number of Class A Shares (rounded down if necessary to the nearest whole number of Class A Shares) (if any) as is equal to that by which the number of Reference Shares would have been increased if the relevant adjustment to the Conversion Price had been made and become effective immediately prior to the relevant Conversion Date.

The Issuer will pay the Additional Cash Amount not later than seven New York business days following the Reference Date by transfer to a US dollar account in accordance with instructions contained in the relevant Conversion Notice.

(iii)                    Parity Event or IA Parity Event

Whether or not a Parity Event or IA Parity Event has occurred for the purposes of Condition 6(a)(i) shall be determined in accordance with the provisions of this Condition 6(a)(iii).

(a)                      None of the Issuer, the Calculation Agent, the Trustee or any Paying, Transfer and Conversion Agent will be required to monitor the Quote for the Notes (or the Mid-Market Price) or perform any related calculations (or take any steps to monitor the Quote for the Notes (or the Mid-Market Price) or perform any related calculations) to verify whether a Parity Event or IA Parity Event has occurred unless, in the case of the Issuer and the Calculation Agent only, any person with an interest in a Note (or any person acting on its behalf) provides notice (a “Parity Notification Event Notice”) to the Issuer in writing (in accordance with Condition 17) with reasonable supporting evidence that a Parity Notification Event has occurred.

If any such Parity Notification Event Notice is provided in accordance with the foregoing after 4.00 p.m. (New York time) on any day, or on a day which is not a New York business day, it shall be shall be deemed to have been provided on the immediately following New York business day, and the date on which such Parity Notification Event Notice is provided or deemed to be provided shall be the “Notification Date”. Once a Parity Notification Event Notice has been provided (or deemed to be so provided) on a Notification Date, any subsequent Parity Notification Event Notice shall be disregarded, and no Notification Date shall occur in respect of that subsequent Parity Notification Event Notice, if the Parity Notification Event to which that subsequent Parity Notification Event Notice relates occurred in respect of any five dealing day period which ended prior to the Notification Date in respect of the first Parity Notification Event Notice provided.

Each Parity Notification Event Notice shall be copied to the Calculation Agent, for the purposes of which it shall be sent by electronic mail to such address as is specified in Condition 17.

A Parity Notification Event Notice shall include a certification by or on behalf of the relevant person that it holds an economic interest in at least one Note, on which certification the Issuer and the Calculation Agent shall be able to rely, in the absence of fraud or manifest error, without further investigation. If a Parity Notification Event Notice is delivered in accordance with the foregoing, neither the Issuer nor the Calculation Agent shall be entitled or required to demand any further information from such person.

(b)                      The following shall apply in respect of each Notification Date which is deemed to occur under this Condition 6(a)(iii):

(A)                     the Issuer shall give notice thereof to the Noteholders in accordance with Condition 17 (and such notice shall be given no later than on the first dealing day of the relevant Reference Period and shall specify such Reference Period);

(B)                     the Calculation Agent shall, by no later than the second dealing day immediately following the end of the relevant Reference Period, determine whether a Parity Event has occurred or has not occurred in respect of such Reference Period;

(C)                     if a Note Price Unavailability Date occurs in respect of the relevant Reference Period, (i) the Issuer shall give notice thereof to the Noteholders in accordance with Condition 17 (and such notice shall be given no later than on the second dealing day following such Note Price Unavailability Date and shall specify the relevant Note Price Determination Date); and (ii) the Calculation Agent shall determine whether an IA Parity Event has occurred or has not occurred in respect of such Reference Period (such determination to have been made no later than the third dealing day immediately following the Note Price Determination Date); and

(D)                     the Issuer will give notice of the Calculation Agent’s determination to the Noteholders and the Trustee in accordance with Condition 17 no later than the date falling on the second dealing day immediately following the date on which the Calculation Agent notifies the Issuer of such determination as aforesaid (the date on which notice is given by the Issuer as aforesaid being referred to as the “Issuer Notification Date”).

In these Conditions:

“Note Price Determination Date” means the fifth dealing day following the relevant Note Price Unavailability Date;

A “Note Price Unavailability Date” shall have occurred in respect of any Reference Period, as determined by the Calculation Agent, if no Quote for the Notes is available on at least six dealing days comprised in such Reference Period, and in any such case the Note Price Unavailability Date shall be such sixth dealing day;

An “IA Parity Event” shall occur in respect of any Reference Period if, as determined by the Calculation Agent, (i) a Note Price Unavailability Date has occurred in respect of such Reference Period, and (ii) the Quote for the Notes on the Note Price Determination Date (and if no such Quotes for the Note is available, the fair market value (taking into consideration the mid-market price) as at or around 4.00 p.m. (New York time) on the Note Price Determination Date per Note (as determined by an Independent Adviser) is less than 97 per cent. of the Closing Parity Value on such Note Price Determination Date;

“Leading Institution” means any bank or financial institution which is a leading, internationally recognised market maker in trading convertible and/or exchangeable bonds;

“Mid-Market Price” means, in respect of any day, the average of the prices per US$200,000 in principal amount of the Notes quoted by a Leading Institution for (x) the purchase by such Leading Institution (bid price), and (y) the purchase from such Leading Institution (ask price), in each case in respect of the Notes as at or around 4.00 p.m. (New York time) on such day;

A “Parity Event” shall occur in respect of any Reference Period if, as determined by the Calculation Agent, (i) the Quote for the Notes is available in respect of at least five dealing days comprised in such Reference Period, and (ii) on each dealing day comprised in such Reference Period in respect of which the Quote for the Notes is available, such Quote for the Notes is less than 97 per cent. of the Closing Parity Value in respect of such dealing day;

A “Parity Notification Event” shall occur if in respect of each dealing day comprised in a period of five consecutive dealing days (ending no earlier than the fifth dealing day before the Notification Date), either (i) no Mid-Market Price was available from a Leading Institution in respect of such dealing day, or (ii) the average of the Mid-Market Prices provided by three Leading Institutions (or such lesser number of such Leading Institutions (if any) as the Noteholder is able to obtain a Mid-Market Price from) was less than 97 per cent. of the Closing Parity Value in respect of such dealing day;

“Quote for the Notes” means, in respect of any dealing day the arithmetic average (as determined by an Independent Adviser) of the Mid-Market Prices in respect of such dealing day obtained by such Independent Adviser from three Leading Institutions as such Independent Adviser shall consider appropriate, or, if only two Mid-Market Prices may be obtained from such three Leading Institutions, the arithmetic average of such two Mid-Market Prices so obtained or, if only one Mid-Market Price can be obtained from such three Leading Institutions, such Mid-Market Price, provided that where no Mid-Market Price can be determined pursuant to the foregoing in respect of such dealing day, it shall be deemed that no Quote for the Notes is available in respect of such dealing day; and

“Reference Period” means, in respect of any Notification Date, the period of 10 consecutive dealing days commencing on the second dealing day following such Notification Date.

(b)                       Adjustment of Conversion Price

Upon the occurrence of any of the events described below, the Conversion Price shall be adjusted by the Calculation Agent as follows:

(i)                           Consolidation, reclassification, redesignation or subdivision

If and whenever there shall be a consolidation, reclassification, redesignation or subdivision affecting the number of Class A Shares in issue, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

A

B

where:

A                                                       is the aggregate number of Class A Shares in issue immediately before such consolidation, reclassification, redesignation or subdivision, as the case may be; and

B                                                         is the aggregate number of Class A Shares in issue immediately after, and as a result of, such consolidation, reclassification, redesignation or subdivision, as the case may be.

Such adjustment shall become effective on the Effective Date.

“Effective Date” means, in respect of this paragraph (b)(i), the date on which the consolidation, reclassification, redesignation or sub-division, as the case may be, takes effect.

(ii)        Capitalisation of profits or reserves

If and whenever the Issuer shall issue any Class A Shares credited as fully paid to Shareholders by way of capitalisation of profits or reserves, including any share premium account or capital redemption reserve (other than an issue of Class A Shares constituting a Scrip Dividend) the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

A

B

where:

A                                                           is the aggregate number of Class A Shares in issue immediately before such issue; and

B                                                           is the aggregate number of Class A Shares in issue immediately after such issue.

Such adjustment shall become effective on the Effective Date.

“Effective Date” means, in respect of this paragraph (b)(ii), the date of issue of such Class A Shares.

(iii)                     Dividends

(A)                     If and whenever the Issuer shall declare, announce, make or pay any Dividend to Shareholders, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

A – B

A

where:

A                                                is the Current Market Price of one Class A Share on the Ex-Date in respect of such Dividend; and

B                                                is the portion of the Fair Market Value of the aggregate Dividend attributable to one Class A Share, with such portion being determined by dividing the Fair Market Value of the aggregate Dividend by the number of Class A Shares entitled to receive the relevant Dividend (or, in the case of a purchase, redemption or buy back of Class A Shares or any depositary or other receipts or certificates representing Class A Shares by or on behalf of the Issuer or any Subsidiary of the Issuer, by the number of Class A Shares in issue immediately following such purchase, redemption or buy back, and treating as not being in issue any Class A Shares, or any Class A Shares represented by depositary or other receipts or certificates, purchased, redeemed or bought back).

Such adjustment shall become effective on the Effective Date.

“Effective Date” means, in respect of this paragraph (b)(iii)(A), the later of (i) the Ex-Date in respect of such Dividend and (ii) the first date upon which the Fair Market Value of the relevant Dividend is capable of being determined as provided herein.

(B)                     For the purposes of the above, Fair Market Value shall (subject as provided in paragraph (a) of the definition of “Dividend” and in the definition of “Fair Market Value”) be determined as at the Effective Date relating in respect of relevant Dividend.

(iv)                    Rights issues

If and whenever the Issuer or any Subsidiary of the Issuer or (at the direction or request or pursuant to any arrangements with the Issuer or any Subsidiary of the Issuer) any other company, person or entity shall issue Class A Shares to Shareholders as a class by way of rights, or shall issue or grant to Shareholders as a class by way of rights, any options, warrants or other rights to subscribe for or purchase or otherwise acquire any Class A Shares, or any Securities which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, or the right to otherwise acquire, any Class A Shares (or shall grant any such rights in respect of existing Securities so issued), in each case at a consideration receivable per Class A Share (based, where appropriate, on such number of Class A Shares as is determined pursuant to the definition of “C” and the proviso below) which is less than 95 per cent. of the Current Market Price per Class A Share on the Ex-Date in respect of the relevant issue or grant, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

A + B

A + C

where:

A                                      is the number of Class A Shares in issue on such Ex-Date;

B                                      is the number of Class A Shares which the aggregate consideration (if any) receivable for the Class A Shares issued by way of rights, or for the Securities issued by way of rights and upon exercise of rights of conversion into, or exchange or subscription for, or the right to otherwise acquire, Class A Shares, or for the options or warrants or other rights issued by way of rights and for the total number of Class A Shares deliverable on the exercise thereof, would purchase at such Current Market Price per Class A Share; and

C                                      is the number of Class A Shares to be issued or, as the case may be, the maximum number of Class A Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights or upon conversion or exchange or exercise of rights of subscription or purchase or other rights of acquisition in respect thereof at the initial conversion, exchange, subscription, purchase or acquisition price or rate;

provided that if on such Ex-Date such number of Class A Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time, then for the purposes of this paragraph (b)(iv), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at such Ex-Date and as if such conversion, exchange, subscription, purchase or acquisition had taken place on such Ex-Date.

Such adjustment shall become effective on the Effective Date.

“Effective Date” means, in respect of this paragraph (b)(iv), the later of (i) the Ex-Date in respect of the relevant issue or grant and (ii) the first date upon which the adjusted Conversion Price is capable of being determined in accordance with this paragraph (b)(iv).

(v)       Issue of Securities to Shareholders

If and whenever the Issuer or any Subsidiary of the Issuer or (at the direction or request or pursuant to any arrangements with the Issuer or any Subsidiary of the Issuer) any other company, person or entity shall (other than in the circumstances the subject of paragraph (b)(iv) and other than constituting a Scrip Dividend, issue any Securities to Shareholders as a class by way of rights or grant to Shareholders as a class by way of rights any options, warrants or other rights to subscribe for or purchase or otherwise acquire any Securities, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

A – B

A

where:

A                                                is the Current Market Price of one Class A Share on the Ex-Date in respect of the relevant issue or grant; and

B                                                is the Fair Market Value on such Ex-Date of the portion of the rights attributable to one Class A Share.

Such adjustment shall become effective on the Effective Date.

“Effective Date” means, in respect of this paragraph (b)(v), the later of (i) the Ex-Date in respect of the relevant issue or grant and (ii) the first date upon which the adjusted Conversion Price is capable of being determined in accordance with this paragraph (b)(v).

(vi)      Issue of Class A Shares at below Current Market Price

If and whenever the Issuer shall issue (otherwise than as mentioned in paragraph (b)(iv) above) wholly for cash or for no consideration any Class A Shares (other than Class A Shares issued on conversion of the Notes (which term shall for this purpose include any Further Notes) or on the exercise of any rights of conversion into, or exchange or subscription for or purchase of, or rights to otherwise acquire, Class A Shares and other than constituting a Scrip Dividend) or if and whenever the Issuer or any Subsidiary of the Issuer or (at the direction or request or pursuant to any arrangements with the Issuer or any Subsidiary of the Issuer) any other company, person or entity shall issue or grant (otherwise than as mentioned in paragraph (b)(iv) above) wholly for cash or for no consideration any options, warrants or other rights to subscribe for or purchase or otherwise acquire any Class A Shares (other than the Notes, which term shall for this purpose include any Further Notes), in each case at consideration receivable per Class A Share (based, where appropriate, on such number of Class A Shares as is determined pursuant to the definition of “C” and the proviso below) which is less than 95 per cent. of the Current Market Price per Class A Share on the date of first public announcement of the terms of such issue or grant, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

A + B

A + C

where:

A                                      is the number of Class A Shares in issue immediately before the date of first public announcement of the terms of such issue of Class A Shares or issue or grant of options, warrants or other rights as provided above;

B                                      is the number of Class A Shares which the aggregate consideration (if any) receivable for the issue of such Class A Shares or, as the case may be, for the Class A Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights, would purchase at such Current Market Price per Class A Share; and

C                                      is the number of Class A Shares to be issued pursuant to such issue of such Class A Shares or, as the case may be, the maximum number of Class A Shares which may be issued upon exercise of such options, warrants or rights calculated as at the date of issue of such options, warrants or rights;

provided that if on the date of first public announcement of the terms of such issue or grant (as used in this paragraph (b)(vi), the “Specified Date”) such number of Class A Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time, then for the purposes of this paragraph (b)(vi), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase, acquisition had taken place on the Specified Date.

Such adjustment shall become effective on the Effective Date.

“Effective Date” means, in respect of this paragraph (b)(vi), the later of (i) the date of issue of such Class A Shares or, as the case may be, the issue or grant of such options, warrants or rights and (ii) the first date upon which the adjusted Conversion Price is capable of being determined in accordance with this paragraph (b)(vi).

(vii)     Other issues

If and whenever the Issuer or any Subsidiary of the Issuer or (at the direction or request of or pursuant to any arrangements with the Issuer or any Subsidiary of the Issuer) any other company, person or entity shall (otherwise than as mentioned in paragraphs (b)(iv), (b)(v) or (b)(vi) above) issue wholly for cash or for no consideration any Securities (other than the Notes which term shall for this purpose exclude any Further Notes and other than constituting a Scrip Dividend)

which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, purchase of, or rights to otherwise acquire, Class A Shares (or shall grant any such rights in respect of existing Securities so issued) or Securities which by their terms might be reclassified or redesignated as Class A Shares, and the consideration per Class A Share (based, where appropriate, on such number of Class A Shares as is determined pursuant to the definition of “C” and the proviso below) receivable upon conversion, exchange, subscription, purchase, acquisition, reclassification or redesignation is less than 95 per cent. of the Current Market Price per Class A Share on the date of first public announcement of the terms of the issue of such Securities (or the terms of such grant), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

A + B

A + C

where:

A                                      is the number of Class A Shares in issue immediately before the date of first public announcement of the terms of the issue of such Securities (or the terms of such grant);

B                                      is the number of Class A Shares which the aggregate consideration (if any) receivable for the Class A Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription, purchase or acquisition attached to such Securities or, as the case may be, for the Class A Shares to be issued or to arise from any such reclassification or redesignation would purchase at such Current Market Price per Class A Share; and

C                                      is the maximum number of Class A Shares to be issued or otherwise made available upon conversion or exchange of such Securities or upon the exercise of such right of subscription, purchase or acquisition attached thereto at the initial conversion, exchange, subscription, purchase or acquisition price or rate or, as the case may be, the maximum number of Class A Shares which may be issued or arise from any such reclassification or redesignation;

provided that if on the date of first public announcement of the terms of the issue of such Securities (or the terms of such grant) (as used in this paragraph, the “Specified Date”) such number of Class A Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such Securities are converted or exchanged or rights of subscription, purchase or acquisition are exercised or, as the case may be, such Securities are reclassified or redesignated or at such other time as may be provided), then for the purposes of this paragraph (b)(vii), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition, reclassification or, as the case may be, redesignation had taken place on the Specified Date.

Such adjustment shall become effective on the Effective Date.

“Effective Date” means, in respect of this paragraph (b)(vii), the later of (i) the date of issue of such Securities or, as the case may be, the grant of such rights and (ii) the first date upon which the adjusted Conversion Price is capable of being determined in accordance with this paragraph (b)(vii).

(viii)    Modification of rights

If and whenever there shall be any modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to any Securities (other than the Notes, which term shall for this purpose include any Further Notes) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, or the right to otherwise acquire, any Class A Shares (other than in accordance with the terms (including terms as to adjustment) applicable to such Securities upon issue) so that following such modification the consideration per Class A Share (based, where appropriate, on such number of Class A Shares as is determined pursuant to the definition of “C” and the proviso below) receivable upon conversion, exchange, subscription, purchase or acquisition has been reduced and is less than 95 per cent. of the Current Market Price per Class A Share on the date of first public announcement of the terms for such modification, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

A + B

A + C

where:

A                                      is the number of Class A Shares in issue immediately before the date of first public announcement of the terms for such modification;

B                                      is the number of Class A Shares which the aggregate consideration (if any) receivable for the Class A Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription, purchase or acquisition attached to the Securities so modified would purchase at such Current Market Price per Class A Share or, if lower, the existing conversion, exchange, subscription, purchase or acquisition price or rate of such Securities; and

C                                      is the maximum number of Class A Shares which may be issued or otherwise made available upon conversion or exchange of such Securities or upon the exercise of such rights of subscription, purchase or acquisition attached thereto at the modified conversion, exchange, subscription, purchase or acquisition price or rate but giving credit in such manner as the Calculation Agent shall consider appropriate for any previous adjustment under this paragraph (b)(viii) or paragraph (b)(vii) above;

provided that if on the date of first public announcement of the terms of such modification (as used in this paragraph (b)(viii), the “Specified Date”) such number of Class A Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such Securities are converted or exchanged or rights of subscription, purchase or acquisition are exercised or at such other time as may be provided), then for the purposes of this paragraph (b)(viii), “C” shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition had taken place on the Specified Date.

Such adjustment shall become effective on the Effective Date.

“Effective Date” means, in respect of this paragraph (b)(viii), the later of (i) the date of modification of the rights of conversion, exchange, subscription, purchase or acquisition attaching to such Securities and (ii) the first date upon which the adjusted Conversion Price is capable of being determined in accordance with this paragraph (b)(viii).

(ix)      Certain arrangements

If and whenever the Issuer or any Subsidiary of the Issuer or (at the direction or request of or pursuant to any arrangements with the Issuer or any Subsidiary of the Issuer) any other company, person or entity shall offer any Class A Shares or Securities in connection with which Shareholders as a class are entitled to participate in arrangements whereby such Class A Shares or Securities may be acquired by them (except where the Conversion Price falls to be adjusted under paragraphs (b)(ii), (b)(iii), (b)(iv), (b)(v), (b)(vi) or (b)(vii) above or (b)(x) below (or, where applicable, would fall to be so adjusted if the relevant issue or grant was at less than 95 per cent. of the Current Market Price per Class A Share on the relevant day), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the Effective Date by the following fraction:

A – B

A

where:

A                                     is the Current Market Price of one Class A Share on the Ex-Date in respect of the relevant offer; and

B                                      is the Fair Market Value on such Ex-Date of the portion of the relevant offer attributable to one Class A Share.

Such adjustment shall become effective on the Effective Date.

“Effective Date” means, in respect of this paragraph (b)(ix), the later of (i) the Ex-Date in respect of the relevant offer and (ii) the first date upon which the adjusted Conversion Price is capable of being determined in accordance with this paragraph (b)(ix).

(x)       Fundamental Change Event

If a Fundamental Change Event shall occur, then upon any exercise of Conversion Rights where the Conversion Date (a) falls during the Fundamental Change Event Period or (b) on a date following the giving by the Issuer of an Optional Redemption Notice pursuant to Condition 7(b)(i) in circumstances where the precondition specified in Condition 7(b)(i) would not have been satisfied assuming (solely for the purpose of this proviso (b)) that the Parity Value in respect of the relevant dealing days had been determined only on the basis of the Conversion Price in effect (but not using the Fundamental Change Conversion Price where applicable), the Conversion Price for the purpose of such exercise (the “Fundamental Change Conversion Price”) shall be determined as set out below:

COCCP = OCP/(1+ (CP x c/t))

where:

COCCP	=	means the Fundamental Change Conversion Price

OCP	=	means the Conversion Price in effect on the relevant Conversion Date

CP	=	means 47.5 per cent. (expressed as fraction)

c	=	means the number of days from and including the date the Fundamental Change Event occurs to but excluding the Final Maturity Date

t	=	means the number of days from and including the Closing Date to but excluding the Final Maturity Date.

(xi)                       Other adjustments

If the Issuer (following consultation with the Calculation Agent) determines that an adjustment should be made to the Conversion Price (or that a determination should be made as to whether an adjustment should be made) as a result of one or more circumstances not referred to above in this Condition 6(b) (even if the relevant circumstance is specifically excluded from the operation of paragraphs (b)(i) to (x) above), the Issuer shall, at its own expense and acting reasonably, request an Independent Adviser to determine, in consultation with the Calculation Agent, if different, as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof and the date on which such adjustment (if any) should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this paragraph (b)(xi) if such Independent Adviser is so requested to make such a determination not more than 21 days after the date on which the relevant circumstance arises and if the adjustment would result in a reduction to the Conversion Price.

(xii)                 Modifications to adjustment provisions

Notwithstanding the foregoing provisions:

(a)                      where the events or circumstances giving rise to any adjustment pursuant to this Condition 6(b) have already resulted or will result in an adjustment to the Conversion Price or where the events or circumstances giving rise to any adjustment arise by virtue of any other events or circumstances which have already given or will give rise to an adjustment to the Conversion Price or where more than one event which gives rise to an adjustment to the Conversion Price occurs within such a short period of time that in the opinion of the Issuer, following consultation with the Calculation Agent, a modification to the operation of the adjustment provisions is required to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be determined in good faith by an Independent Adviser to be in its opinion appropriate to give the intended result;

(b)                      such modification shall be made to the operation of these Conditions as may be determined in good faith by an Independent Adviser, in consultation with the Calculation Agent (if different), to be in its opinion appropriate (i) to ensure that an adjustment to the Conversion Price or the economic effect thereof shall not be taken into account more than once and (ii) to ensure that the economic effect of a Dividend is not taken into account more than once; and

(c)                       other than pursuant to Condition 6(b)(i), no adjustment shall be made that would result in an increase to the Conversion Price.

(xiii)              Calculation of consideration

For the purpose of any calculation of the consideration receivable or price pursuant to paragraphs (b)(iv), (b)(vi), (b)(vii) and (b)(viii), the following provisions shall apply:

(a)                      the aggregate consideration receivable or price for Class A Shares issued for cash shall be the amount of such cash;

(b)                      (x) the aggregate consideration receivable or price for Class A Shares to be issued or otherwise made available upon the conversion or exchange of any Securities shall be deemed to be the consideration or price received or receivable for any such Securities (whether on one or more occasions) and (y) the aggregate consideration receivable or price for Class A Shares to be issued or otherwise made available upon the exercise of rights of subscription attached to any Securities or upon the exercise of any options, warrants or rights shall be deemed to be that part (which may be the whole) of the consideration or price received or receivable for such Securities or, as the case may be, for such options, warrants or rights which are attributed by the Issuer to such rights of subscription or, as the case may be, such options, warrants or rights or, if no part of such consideration or price is so attributed, the Fair Market Value of such rights of subscription or, as the case may be, such options, warrants or rights as at the relevant Ex-Date referred to in paragraph (b)(iv) or as at the relevant date of first public announcement referred to in paragraph (b)(vi), (b)(vii) or (b)(viii), as the case may be, plus in the case of each of (x) and (y) above, the additional minimum consideration receivable or price (if any) upon the conversion or exchange of such Securities, or upon the exercise of such rights of subscription attached thereto or, as the case may be, upon exercise of such options, warrants or rights and (z) the consideration receivable or price per Class A Share upon the conversion or exchange of, or upon the exercise of such rights of subscription attached to, such Securities or, as the case may be, upon the exercise of such options, warrants or rights shall be the aggregate consideration or price referred to in (x) or (y) above (as the case may be) divided by the number of Class A Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate, all as determined in good faith by the Calculation Agent;

(c)                       if the consideration or price determined pursuant to (a) or (b) above (or any component thereof) shall be expressed in a currency other than the Relevant Currency (other than in circumstances where such consideration is also expressed in the Relevant Currency, in which case such consideration shall be treated as expressed in the Relevant Currency in an amount equal to the amount of such consideration when so expressed in the Relevant Currency), it shall be converted by the Calculation Agent into the Relevant Currency at the Prevailing Rate on the relevant Ex-Date (for the purposes of paragraph (b)(iv)) or the relevant date of first public announcement (for the purposes of paragraph (b)(vi), (vii) or (viii), as the case may be);

(d)                      in determining the consideration or price pursuant to the above, no deduction shall be made for any commissions or fees (howsoever described) or any expenses paid or incurred for any underwriting, placing or management of the issue of the relevant Class A Shares or Securities or options, warrants or rights, or otherwise in connection therewith;

(e)                       the consideration or price shall be determined as provided above on the basis of the consideration or price received, receivable, paid or payable, regardless of whether all or part thereof is received, receivable, paid or payable by or to the Issuer or another entity;

(f)                        if as part of the same transaction, Class A Shares shall be issued or issuable for a consideration receivable in more than one or in different currencies then the consideration receivable per Class A Share shall be determined by dividing the aggregate consideration (determined as aforesaid and converted, if and to the extent not in the Relevant Currency, into the Relevant Currency as aforesaid) by the aggregate number of Class A Shares so issued; and

(g)                       references in these Conditions to “cash” includes any promise or undertaking to pay cash or any release or extinguishment of, or set-off against, a liability or obligation to pay a cash amount.

(c)                        Alternative Settlement Election

(i)                           Upon exercise of Conversion Rights by a Noteholder, the Issuer may make an election (an “Alternative Settlement Election”) by giving notice (an “Alternative Settlement Election Notice”) to the relevant Noteholder by not later than the date (the “Alternative Settlement Election Date”) falling seven dealing days following the relevant Conversion Date to the fax number or email address specified for that purpose in the relevant Conversion Notice (with a copy to the Trustee, the Principal Paying, Transfer and Conversion Agent and the Calculation Agent) to satisfy the exercise of the Conversion Right in respect of the relevant Notes (1) by issuing or transferring and delivering the Reference Shares to the relevant Noteholder (“Physical Settlement”) or (2) by (i) making payment, or procuring that payment is made, to the relevant Noteholder of the Alternative Settlement Cash Amount in respect of the Cash Settled Shares in respect of such exercise as specified in the relevant Alternative Settlement Election Notice, and (ii) where the number of Cash Settled Shares is less than the number of Reference Shares in respect of the relevant exercise of Conversion Rights, by issuing or transferring and delivering a number of Class A Shares equal to the number of Reference Shares minus the number of Cash Settled Shares (“Cash Settlement”), together in any such case with any other amount payable by the Issuer to such Noteholder pursuant to these Conditions in respect of or relating to the relevant exercise of Conversion Rights, including any interest payable pursuant to Condition 6(i).

(ii)                        An Alternative Settlement Election Notice shall be irrevocable and shall specify:

(1)                      the Conversion Price in effect on the relevant Conversion Date and the number of Reference Shares in respect of such exercise of Conversion Rights;

(2)                      whether the Issuer proposes to satisfy the relevant exercise of Conversion Rights by way of Physical Settlement or Cash Settlement;

(3)                      if Cash Settlement is specified, the Cash Settlement Ratio and number of Cash Settled Shares in respect of the relevant exercise of Conversion Rights, and by reference to which the Alternative Settlement Cash Amount, is to be calculated; and

(4)                      if Cash Settlement is specified and if the number of Cash Settled Shares (determined as aforesaid) is less than the number of Reference Shares in respect of the relevant exercise of Conversion Rights, the number of Physically Settled Shares to be issued or transferred and delivered by the Issuer to the relevant Noteholder in respect of such exercise.

The Issuer will pay the relevant Alternative Settlement Cash Amount, together with any other amount as aforesaid, by not later than five New York business days following the last day of the Alternative Settlement Calculation Period by transfer to a US dollar account in accordance with instructions contained in the relevant Conversion Notice.

(iii)                     If there is a Retroactive Adjustment to the Conversion Price following the exercise of Conversion Rights by a Noteholder in circumstances where an Alternative Settlement Election (whether specifying “Physical Settlement” or “Cash Settlement”) is made in respect of such exercise then the Issuer (solely in respect of the Physically Settled Shares, if any) shall procure that there shall be issued or transferred and delivered to the relevant Noteholder, in accordance with the instructions contained in the relevant Conversion Notice, such additional number of Class A Shares

(if any) (the “Additional Class A Shares”) as, together with the Physically Settled Shares issued or transferred and delivered on the relevant exercise of Conversion Rights, is equal to the number of Physically Settled Shares which would have been required to be issued or transferred and delivered on such exercise if the relevant adjustment to the Conversion Price had been made and become effective immediately prior to the relevant Conversion Date (such number of Physically Settled Shares as aforesaid being for this purpose calculated as (i) where such exercise of Conversion Rights is the subject of an Alternative Settlement Election specifying “Physical Settlement”, the Reference Shares in respect of such exercise of Conversion Rights determined for this purpose by reference to such deemed Conversion Price as aforesaid, and (ii) where such exercise of Conversion Rights is the subject of an Alternative Settlement Election specifying “Cash Settlement”, the difference (if any) between (A) such number of Reference Shares as is determined pursuant to (i) and (B) the product of (x) such number of Reference Shares determined as aforesaid and (y) the Cash Settlement Ratio in respect of such exercise of Conversion Rights), all as determined in good faith by the Calculation Agent or an Independent Adviser, provided that if in the case of paragraph (b)(ii), (b)(iii), (b)(iv), (b)(v) or (b)(ix) the relevant Noteholder shall be entitled to receive the relevant Class A Shares, Dividends or Securities in respect of the Class A Shares to be issued or transferred and delivered to it, then no such Retroactive Adjustment shall be made in relation to the relevant event and the relevant Noteholder shall not be entitled to receive Additional Class A Shares in relation thereto.

(iv)                    If there is a Retroactive Adjustment to the Conversion Price following the exercise of Conversion Rights by a Noteholder in circumstances where (x) an Alternative Settlement Election (specifying “Cash Settlement”) is made in respect of such exercise and (y) if any dealing day comprised in the Alternative Settlement Calculation Period in respect of such exercise of Conversion Rights falls on or after the Applicable RA Reference Date, then the Issuer shall pay to the relevant Noteholder an additional amount (the “Additional Alternative Settlement Cash Amount”) calculated in good faith by the Calculation Agent and equal to the Market Price of such number of Class A Shares (rounded down if necessary to the nearest whole number of Class A Shares) (if any) as is equal to that by which the number of Cash Settled Shares would have been increased if the relevant adjustment to the Conversion Price had been made and become effective immediately prior to the relevant Conversion Date (such number of Cash Settled Shares as aforesaid being for this purpose calculated as the product of (x) the Reference Shares determined for this purpose by reference to such deemed Conversion Price as aforesaid and (y) the Cash Settlement Ratio, in the case of (x) and (y) in respect of such exercise of Conversion Rights), all as determined in good faith by the Calculation Agent.

The Issuer will pay the Additional Alternative Settlement Cash Amount not later than the fifth New York business day following the relevant Reference Date by transfer to a US dollar account in accordance with instructions contained in the relevant Conversion Notice.

(d)                       Decision and Determination of the Calculation Agent or an Independent Adviser

Adjustments to the Conversion Price shall be determined and calculated by the Calculation Agent upon request from the Issuer and/or, to the extent so specified in the Conditions and upon request from the Issuer, by an Independent Adviser.

Adjustments to the Conversion Price calculated by the Calculation Agent or, where applicable, an Independent Adviser and any other determinations made by the Calculation Agent or, where applicable, an Independent Adviser, or an opinion of an Independent Adviser, pursuant to these Conditions shall in each case be made in good faith and shall be final and binding (in the absence of manifest error) on the

Issuer, the Trustee, the Noteholders, the Calculation Agent (in the case of a determination by an Independent Adviser) and the Paying, Transfer and Conversion Agents.

The Calculation Agent may consult, at the expense of the Issuer, on any matter (including, but not limited to, any legal matter), any legal or other professional adviser and it shall be able to rely upon, and it shall not be liable and shall incur no liability as against the Trustee, the Noteholders or the Paying, Transfer and Conversion Agents in respect of anything done, or omitted to be done, relating to that matter in good faith, in accordance with that adviser’s opinion.

The Calculation Agent shall act solely upon the request from, and exclusively as agent of, the Issuer and in accordance with these Conditions. Neither the Calculation Agent (acting in such capacity) nor any Independent Adviser appointed in connection with the Notes (acting in such capacity) will thereby assume any obligations towards or relationship of agency or trust and shall not be liable and shall incur no liability in respect of anything done, or omitted to be done in good faith, in its capacity as Calculation Agent as against the Trustee, the Noteholders or the Paying, Transfer and Conversion Agents.

If following consultation between the Issuer and the Calculation Agent any doubt shall arise as to whether an adjustment falls to be made to the Conversion Price or as to the appropriate adjustment to the Conversion Price, and following consultation between the Issuer and an Independent Adviser, a written opinion of such Independent Adviser in respect thereof shall be conclusive and binding on the Issuer, the Noteholders, the Calculation Agent (if different) and the Trustee, save in the case of manifest error.

(e)                        Share or Option Schemes, Dividend Reinvestment Plans

No adjustment will be made to the Conversion Price where Class A Shares or other Securities (including, but not limited to, rights, warrants and options) are issued, offered, exercised, allotted, purchased, appropriated, modified or granted (i) to, or for the benefit of, employees or former employees (including directors holding or formerly holding executive office or non-executive office, consultants or former consultants, or the personal service company of any such person) or their spouses or relatives, in each case, of the Issuer or any of its Subsidiaries or any associated company or to a trustee or nominee to be held for the benefit of any such person, in any such case pursuant to any share or option or incentive scheme or (ii) pursuant to any dividend reinvestment plan or similar plan or scheme.

(f)                          Rounding Down and Notice of Adjustment to the Conversion Price

On any adjustment, the resultant Conversion Price, if not an integral multiple of US$0.0001, shall be rounded down to the nearest whole multiple of US$0.0001. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made and/or any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment, and such subsequent adjustment shall be made on the basis that the adjustment not required to be made had been made at the relevant time and/or, as the case may be, that the relevant rounding down had not been made.

Notice of any adjustments to the Conversion Price shall be given by the Issuer to Noteholders and to the Trustee promptly after the determination thereof.

The Conversion Price shall not in any event be reduced to below the nominal or par value of the Class A Shares or be reduced so that on conversion of the Notes, Class A Shares would fall to be issued in circumstances not permitted by applicable laws or regulations. The Issuer undertakes that it shall not take any action, and shall procure that no action is taken, that would otherwise result in an adjustment to the Conversion Price to below such nominal or par value or any minimum level permitted by applicable laws or regulations or that would otherwise result in Class A Shares being required to be issued or transferred and delivered in circumstances not permitted by applicable laws or regulations.

(g)                       Procedure for exercise of Conversion Rights

Conversion Rights may be exercised by a Noteholder by delivering the relevant Note to the specified office of any Paying, Transfer and Conversion Agent, during its usual business hours, accompanied by a duly completed and signed notice of conversion (a “Conversion Notice”) in the form (for the time being current) obtainable from any Paying, Transfer and Conversion Agent. Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdiction in which the specified office of the Paying, Transfer and Conversion Agent to whom the relevant Conversion Notice is delivered is located. A Conversion Notice can be deemed received by a Paying, Transfer and Conversion Agent if sent by electronic means.

If such delivery is made after the end of normal business hours or on a day which is not a business day in the place of the specified office of the relevant Paying, Transfer and Conversion Agent, such delivery shall be deemed for all purposes of these Conditions to have been made on the next following business day in such place.

Any determination as to whether any Conversion Notice has been duly completed and properly delivered shall be made by the relevant Paying, Transfer and Conversion Agent and shall, save in the case of manifest error, be conclusive and binding on the Issuer, the Trustee, the Paying, Transfer and Conversion Agents and the relevant Noteholder.

Conversion Rights may only be exercised in respect of the whole of a Note.

A Conversion Notice, once delivered, shall be irrevocable.

The conversion date in respect of a Note (the “Conversion Date”) shall be the business day in New York immediately following the date of the delivery (or deemed delivery) of the relevant Note and the Conversion Notice as provided in this Condition 6(h).

The Issuer shall pay all capital, stamp, issue and registration and transfer taxes and duties payable in the Netherlands, the United States or in any other jurisdiction in which the Issuer may be domiciled or resident or to whose taxing jurisdiction it may be generally subject, in respect of the issue or transfer and delivery of any Class A Shares in respect of such exercise (including any Additional Class A Shares) (“Specified Taxes”)). If the Issuer shall fail to pay any Specified Taxes, the relevant holder shall be entitled to tender and pay the same and the Issuer as a separate and independent stipulation, covenants to reimburse and indemnify each Noteholder in respect of any payment thereof and any penalties payable in respect thereof.

Neither the Trustee, the Calculation Agent nor any Paying, Transfer and Conversion Agent shall be responsible for determining whether any Specified Taxes or Noteholder Taxes are payable or the amount thereof and shall not be responsible or liable for any failure by the Issuer to pay such Specified Taxes or by a Noteholder to pay such Noteholder taxes.

A Noteholder exercising Conversion Rights must pay directly to the relevant authorities any capital, stamp, issue, registration and transfer taxes and duties arising on the exercise of Conversion Rights (other than any Specified Taxes). A Noteholder must also pay all, if any, taxes imposed on it and arising by reference to any disposal or deemed disposal by it of a Note or interest therein in connection with the exercise of Conversion Rights by it (other than any Specified Taxes). Any such capital, stamp, issue, registration, transfer taxes or duties or other taxes payable by a Noteholder are referred to as “Noteholder Taxes”.

Class A Shares to be issued, transferred and/or delivered on exercise of Conversion Rights (including any Additional Class A Shares) will be issued or delivered in uncertificated form through DTC to its direct and indirect participants, unless, at the time of issue, the Class A Shares are not a participating security in DTC, in which case the Class A Shares will be issued or delivered in book-entry form in the Issuer’s share register. Where Class A Shares are to be issued or delivered through DTC, they will be delivered to the account specified by the relevant Noteholder in the relevant Conversion Notice by not later than seven New York business days following (i) the last day of the Net Share Settlement Calculation Period, or (ii) in the case of Class A Shares to be delivered following an Alternative Settlement Election, the Alternative Settlement Election Date or, (iii) in the case of any Additional Class A Shares, the relevant Reference Date). Where Class A Shares are to be issued or delivered in book-entry form in the Issuer’s share register, a statement of account thereof (or other evidence of entitlement in respect thereof) will be dispatched by mail free of charge (but uninsured and at the risk of the recipient) to the relevant Noteholder or as it may direct in the relevant Conversion Notice by no later than the date following 14 days after the date by which delivery would have been due under the previous sentence, had the Class A Shares deliverable through DTC.

Notwithstanding any other provisions of these Conditions, a Noteholder exercising Conversion Rights following a Change of Control Conversion Right Amendment as described in Condition 11(b)(vi) will be deemed, for the purposes of these Conditions, to have received the Class A Shares to be issued or transferred and delivered arising on conversion of its Notes in the manner provided in these Conditions, and have exchanged such Class A Shares for the consideration that it would have received therefor if it had exercised its Conversion Right in respect of such Notes at the time of the occurrence of the relevant Change of Control.

(h)                       Ranking and entitlement in respect of Class A Shares

Class A Shares (including any Additional Class A Shares) issued or transferred and delivered on exercise of Conversion Rights will be fully paid and will in all respects rank pari passu with the fully paid Class A Shares in issue on the relevant Conversion Date or, in the case of Additional Class A Shares, on the relevant Reference Date, and the relevant holder shall be entitled to all rights, distribution or payments the record date or other due date for the establishment of entitlement for which falls on or after the relevant Conversion Date, or as the case may be, the relevant Reference Date, except in any such case for any right excluded by mandatory provisions of applicable law or as otherwise may be provided in these Conditions. Such Class A Shares or, as the case may be, Additional Class A Shares will not rank for (or, as the case may be, the relevant holder shall not be entitled to receive) any rights, distributions or payments the record date or other due date for the establishment of entitlement for which falls prior to the relevant Conversion Date or, as the case may be, the relevant Reference Date.

(i)                          Interest on Conversion

Save as provided below, no payment or adjustment shall be made on exercise of Conversion Rights for any interest which otherwise would have accrued on the relevant Notes since the last Interest Payment Date preceding the Conversion Date relating to such Notes (or, if such Conversion Date falls before the first Interest Payment Date, since the Closing Date).

If any notice requiring the redemption of the Notes is given pursuant to Condition 7(b) or 7(c) on or after the fifteenth New York business day prior to a record date or other due date for establishment of entitlement which has occurred since the last Interest Payment Date (or in the case of the first Interest

Period, since the Closing Date) in respect of any Dividend or distribution payable in respect of the Class A Shares where such notice specifies a date for redemption falling on or prior to the date which is 14 New York business days after the Interest Payment Date next following such record date or other due date for establishment of entitlement, interest shall accrue at the rate provided in Condition 5(a) on Notes in respect of which Conversion Rights shall have been exercised and in respect of which the Conversion Date falls after such record date or other due date for establishment of entitlement and on or prior to the Interest Payment Date next following such record date in respect of such Dividend or distribution, in each case from and including the preceding Interest Payment Date (or, if such Conversion Date falls before the first Interest Payment Date, from the Closing Date) to but excluding such Conversion Date.

The Issuer shall pay any such interest by not later than 14 days after the relevant Conversion Date by transfer to a US dollar account in accordance with instructions given by the relevant Bondholder in the relevant Conversion Notice.

(j)                          Purchase or Redemption of Class A Shares

The Issuer or any Subsidiary of the Issuer may exercise such rights as they may from time to time enjoy to purchase or redeem or buy back any shares of the Issuer (including Class A Shares) or any depositary or other receipts or certificates representing the same without the consent of the Noteholders.

(k)                        No Duty to Monitor

Neither the Trustee, the Calculation Agent nor any Paying, Transfer and Conversion Agent shall be under any duty to monitor whether any event or circumstance has happened or exists or may happen or exist and which requires or may require an adjustment to be made to the Conversion Price or be responsible or liable to any person for any loss arising from any failure by any of them to do so, nor shall the Trustee, the Calculation Agent, or any Paying, Transfer and Conversion Agent be responsible or liable to any person (other than in the case of the Calculation Agent, to the Issuer strictly in accordance with the relevant provisions of the Calculation Agency Agreement) for any determination of whether or not an adjustment to the Conversion Price is required or should be made nor as to the determination or calculation of any such adjustment. Neither the Trustee, the Calculation Agent nor any Paying, Transfer and Conversion Agent shall be under any duty to monitor whether any event or circumstance has occurred or exists or may occur or exist which would entitle the Noteholders to exercise Conversion Rights pursuant to Condition 6(a).

(l)                          Fundamental Change Event

Within five calendar days following the occurrence of a Fundamental Change Event, the Issuer shall give notice thereof to Noteholders in accordance with Condition 17 and to the Trustee (a “Fundamental Change Event Notice”). The Fundamental Change Event Notice shall contain a statement informing Noteholders of their entitlement to exercise their Conversion Rights as provided in these Conditions and their entitlement to exercise their rights to require redemption of their Notes pursuant to Condition 7(e)(i).

The Fundamental Change Event Notice shall also specify:

(i)                           all information material to Noteholders concerning the Fundamental Change Event;

(ii)                        the Conversion Price immediately prior to the occurrence of the Fundamental Change Event and the Fundamental Change Conversion Price applicable pursuant to Condition 6(b)(x) on the basis of the Conversion Price in effect immediately prior to the occurrence of the Fundamental Change Event;

(iii)                     the Closing Price of the Class A Shares as at the latest practicable date prior to the publication of the Fundamental Change Event Notice;

(iv)                    the Fundamental Change Event Period;

(v)                       the Put Date; and

(vi)                    such other information relating to the Fundamental Change Event as the Trustee may require.

The Trustee shall not be required to monitor or take any steps to ascertain whether a Fundamental Change Event or any event which could lead to a Fundamental Change Event has occurred or may occur and will not be responsible or liable to Noteholders or any other person for any loss arising from any delay or failure by it to do so.

(m)                     Notice of Delisting Event

Within five calendar days following the occurrence of a Delisting Event, the Issuer shall give notice thereof to the Trustee and to the Noteholders in accordance with Condition 17 (a “Delisting Event Notice”). The Delisting Event Notice shall contain a statement informing Noteholders of their entitlement to exercise their Conversion Rights as provided in these Conditions and their entitlement to exercise their rights to require redemption of their Notes pursuant to Condition 7(e).

The Delisting Event Notice shall also specify:

(i)                           all information material to Noteholders concerning the Delisting Event;

(ii)                        the Conversion Price immediately prior to the occurrence of the Delisting Event;

(iii)                     the Closing Price of the Class A Shares as at the latest practicable date prior to the publication of the Delisting Event Notice;

(iv)                    the Delisting Event Period;

(v)                       the Put Date; and

(vi)                    such other information relating to the Delisting Event as the Trustee may require.

The Trustee shall not be required to take any steps to monitor or ascertain whether a Delisting Event or any event which could lead to a Delisting Event has occurred or may occur and will not be responsible or liable to Noteholders or any other person for any loss arising from any failure by it to do so.

(n)                       Consolidation, Amalgamation or Merger

Without prejudice to Condition 6(b)(x), in the case of any consolidation, amalgamation or merger of the Issuer with any other corporation (other than constituting a Change of Control or a consolidation, amalgamation or merger in which the Issuer is the continuing corporation) (a “Successor in Business”), the Issuer will forthwith give notice thereof to Noteholders in accordance with Condition 17 and to the Trustee of such event and will take such steps as shall be required, subject to applicable law and as provided in the Trust Deed (including the execution of a deed supplemental to and/or amending the Trust Deed):

(i)                           to ensure that the Successor in Business is substituted in place of the Issuer as the principal debtor under the Notes and the Trust Deed;

(ii)                       to ensure that each Note then outstanding will (during the period in which Conversion Rights may be exercised) be convertible into equity share capital (or similar) of the Successor in Business, on such basis and with a Conversion Price (subject to adjustment as provided in these Conditions) as determined in good faith by an Independent Adviser (each a “Conversion Right Transfer”); and

(iii)                     to ensure that the Trust Deed (as so amended or supplemented if applicable) and the Conditions provide at least the same or equivalent powers, protections, rights and benefits to the Trustee and the Noteholders following the implementation of such Succession in Business as they provided to the Trustee and the Noteholders prior to the implementation of the Succession in Business, mutatis mutandis.

The satisfaction of the requirements set out in subparagraphs (i) and (ii) of this Condition 6(n) by the Issuer is herein referred to as a “Permitted Cessation of Business”. Notwithstanding any other provision of these Conditions, a Permitted Cessation of Business shall not result in a breach of undertaking, constitute an Event of Default or otherwise result in any breach of any provision of these Conditions or the Trust Deed. Following the occurrence of a Permitted Cessation of Business, references in these Conditions, the Trust Deed and the Agency Agreement to the “Issuer” will be construed as references to the relevant Successor in Business.

At the request of the Issuer, but subject to the Issuer’s compliance with the provisions of subparagraph (i) and (ii) of this Condition 6(n), the Trustee shall (at the expense of the Issuer), without the requirement for any consent or approval of the Noteholders, be obliged to concur with the Issuer in effecting any Conversion Right Transfer (including, inter alia, the execution of a deed supplemental to or amending the Trust Deed), provided that the Trustee shall not be obliged so to concur if in the opinion of the Trustee doing so would impose more onerous obligations upon it or expose it to any additional duties, responsibilities or liabilities or reduce or amend the protective provisions afforded to the Trustee in these Conditions, the Trust Deed or the Agency Agreement (including, for the avoidance of doubt, any supplemental trust deed or supplemental agency agreement) in any way.

If, following consultation with the Calculation Agent, any doubt shall arise as to how determinations, calculations or adjustments as specifically required to be performed by the Calculation Agent in these Conditions should be performed following any such consolidation, amalgamation or merger, a written opinion of an Independent Adviser in respect thereof shall be conclusive and binding on the Successor in Business, the Issuer, the Trustee, the Noteholders, the Calculation Agent and all other parties, save in the case of manifest error.

The above provisions of this Condition 6(n) will apply, mutatis mutandis, to any subsequent consolidations, amalgamation or mergers.

7                     Redemption and Purchase

(a)                       Final Redemption

Unless previously purchased and cancelled, redeemed or converted as herein provided, the Notes will be redeemed at their principal amount on the Final Maturity Date. The Notes may only be redeemed at the option of the Issuer prior to the Final Maturity Date in accordance with Condition 7(b) or 7(c) and may only be redeemed by Noteholders prior to the Final Maturity Date in accordance with Condition 7(e).

(b)                       Redemption at the Option of the Issuer

Subject as provided in Condition 7(d), on giving not less than 40 nor more than 60 days’ notice (an “Optional Redemption Notice”) to Noteholders and to the Trustee, the Issuer may redeem all but not some only of the Notes on the date (the “Optional Redemption Date”) specified in the Optional

Redemption Notice at their principal amount, together with accrued but unpaid interest up to (but excluding) the Optional Redemption Date:

(i)                          at any time on or after 18 March 2023 (the “Call Date”) if on each of not less than 20 dealing days (whether or not consecutive) in any period of 30 consecutive dealing days ending not earlier than seven dealing days prior to the giving of the relevant Optional Redemption Notice, the Volume Weighted Average Price of a Class A Share for such dealing day exceeds 130 per cent. of the Conversion Price (as adjusted) in effect (or deemed to be in effect) on such dealing day; or

(ii)                       at any time if, prior to the date the relevant Optional Redemption Notice is given, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 85 per cent. or more in principal amount of the Notes originally issued (which shall for this purpose include any Further Notes issued prior to the date the Optional Redemption Notice is given).

On the Optional Redemption Date, the Issuer shall redeem the Notes at their principal amount, together with accrued interest up to (but excluding) the Optional Redemption Date.

(c)                        Redemption for Taxation Reasons

Subject as provided in Condition 7(d), the Issuer may, having given not less than 40 nor more than 60 days’ notice (a “Tax Redemption Notice”) to the Noteholders redeem (subject to the second following paragraph) all but not some only of the Notes for the time being outstanding on the date (the “Tax Redemption Date”) specified in the Tax Redemption Notice at their principal amount, together with accrued but unpaid interest up to (but excluding) the Tax Redemption Date, if (i) the Issuer satisfies the Trustee immediately prior to the giving of such notice that the Issuer has or will become obliged to pay Additional Amounts in respect of payments of interest on the Notes pursuant to Condition 9 as a result of any change in, or amendment to, the laws or regulations of the Netherlands, the United States, Russia or any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 25 February 2020, and (ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it, provided that no Tax Redemption Notice shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such Additional Amounts were a payment in respect of the Notes then due. Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Trustee (a) a certificate signed by an executive director of the Issuer stating that the obligation referred to in (i) above has arisen and cannot be avoided by the Issuer taking reasonable measures available to it and (b) an opinion of independent legal or tax advisers of recognised international standing to the effect that such change or amendment has occurred and that the Issuer has or will be obliged to pay such Additional Amounts as a result thereof (irrespective of whether such amendment or change is then effective) and the Trustee shall be entitled to accept such certificate and opinion without any liability for so doing as sufficient evidence of the matters set out in (i) and (ii) above, in which event such certificate shall be conclusive and binding on the Noteholders.

On the Tax Redemption Date the Issuer shall (subject to the next following paragraph) redeem the Notes at their principal amount, together with accrued interest up to (but excluding) the Tax Redemption Date.

If the Issuer gives a Tax Redemption Notice, each Noteholder will have the right to elect that its Notes shall not be redeemed pursuant to such Tax Redemption Notice and that the provisions of Condition 9 requiring the Issuer to pay Additional Amounts shall not apply in respect of any payment of interest to be made on such Notes which falls due after the relevant Tax Redemption Date, whereupon no Additional

Amounts shall be payable in respect thereof pursuant to Condition 9 and payment of all amounts of such interest on such Notes shall be made subject to the deduction or withholding of any Netherlands taxation required to be withheld or deducted. To exercise such right, the holder of the relevant Note must complete, sign and deposit at the specified office of any Paying, Transfer and Conversion Agent a duly completed and signed notice of election, in the form for the time being current, obtainable from the specified office of any Paying, Transfer and Conversion Agent, together with the relevant Notes, on or before the day falling 10 days prior to the Tax Redemption Date. Any Note so deposited shall be returned by the relevant Paying, Transfer and Conversion Agent to the relevant Noteholder on the Tax Redemption Date endorsed to reflect the election made by such Noteholder by uninsured post to, and at the risk of, the relevant Noteholder.

References in this Condition 7(c) to the Netherlands shall be deemed also to refer to any jurisdiction in respect of which any undertaking or covenant equivalent to that in Condition 9 is given pursuant to the Trust Deed (except that as regards such jurisdiction the words “becomes effective on or after 25 February 2020” in Condition 6(c)(i) above shall be replaced with the words “becomes effective after, and has not been announced on or before, the date on which any undertaking or covenant equivalent to that in Condition 9 was given pursuant to the Trust Deed)” and references in this Condition 7(c) to Additional Amounts payable under Condition 9 shall be deemed also to refer to Additional Amounts payable under any such undertaking or covenant.

(d)                       Optional Redemption and Tax Redemption Notices

The Issuer shall not give an Optional Redemption Notice or Tax Redemption Notice at any time during a Fundamental Change Event Period or an Offer Period or which specifies a date for redemption falling in a Fundamental Change Event Period or an Offer Period or the period of 21 days following the end of a Fundamental Change Event Period or Offer Period (whether or not the relevant notice was given prior to or during such Fundamental Change Event Period or Offer Period), and any such notice shall be invalid and of no effect (whether or not given prior to the relevant Fundamental Change Event Period or Offer Period) and the relevant redemption shall not be made.

Any Optional Redemption Notice or Tax Redemption Notice shall be irrevocable. Any such notice shall specify (i) the Optional Redemption Date or, as the case may be, the Tax Redemption Date which shall be a New York business day, (ii) the Conversion Price, the aggregate principal amount of the Notes outstanding and the Closing Price of the Class A Shares, in each case as at the latest practicable date prior to the publication of the Optional Redemption Notice or, as the case may be, the Tax Redemption Notice and (iii) the last day on which Conversion Rights may be exercised by Noteholders.

“Offer Period” means (i) any period commencing on the date of first public announcement of an offer or tender (howsoever described) by any person or persons in respect of all or a majority of the issued and outstanding Class A Shares and ending on the date that offer or tender ceases to be open for acceptance or, if earlier, on which that offer or tender lapses or terminates or is withdrawn or (ii) any period commencing on the date of first public announcement of a Scheme of Arrangement relating to the acquisition of all or a majority of the issued and outstanding Class A Shares and ending on the date such Scheme of Arrangement is or becomes effective or, if earlier, the date such Scheme of Arrangement is cancelled or terminated.

(e)                        Redemption at the Option of Noteholders Upon a Fundamental Change Event or Delisting Event

Following the occurrence of a Fundamental Change Event or Delisting Event, the holder of each Note will have the right to require the Issuer to redeem that Note on the Put Date at its principal amount, together with accrued and unpaid interest up to (but excluding) the Put Date. To exercise such right, the holder of the relevant Note must deliver such Note to the specified office of any Paying, Transfer and Conversion Agent, together with a duly completed and signed notice of exercise in the form for the time being current obtainable from the specified office of any Paying, Transfer and Conversion Agent (a “Put Exercise Notice”), at any time during the Fundamental Change Event Period or, as the case may be, the Delisting Event Period.

The “Put Date” shall be the fourteenth New York business day after the expiry of the Fundamental Change Event Period or, as the case may be, the Delisting Event Period.

Payment in respect of any such Note shall be made by transfer to a US dollar account as specified by the relevant Noteholder in the relevant Put Exercise Notice.

A Put Exercise Notice, once delivered, shall be irrevocable and the Issuer shall redeem all Notes the subject of Put Exercise Notices delivered as aforesaid on the Put Date.

(f)                          Purchase

Subject to the requirements (if any) of any stock exchange on which the Notes may be admitted to listing and trading at the relevant time and subject to compliance with applicable laws and regulations, the Issuer or any Subsidiary may at any time purchase any Notes in the open market or otherwise at any price. The Notes so purchased, while held by or on behalf of the Issuer or any Subsidiary, shall not entitle the holder to vote at any meetings of the Noteholders, or otherwise exercise any voting rights, and shall not be deemed to be outstanding for the purposes of calculating quorums at meetings of the Noteholders for the purposes of Condition 14 and the Trust Deed. The Notes purchased by the Issuer or any of its Subsidiaries may, at the option of the Issuer or the relevant Subsidiary, be held, reissued, resold or surrendered to the Principal Paying, Transfer and Conversion Agent for cancellation.

(g)                       Cancellation

All Notes which are redeemed or in respect of which Conversion Rights are exercised or which are purchased and surrendered as contemplated by Condition 7(f) above will be cancelled and may not be reissued or resold.

(h)                       Multiple Notices

If more than one notice of redemption is given pursuant to this Condition 7, the first of such notices to be given shall prevail, save that a notice given pursuant to Condition 7(e) shall prevail over a notice given pursuant to Condition 7(b) or (c) in circumstances where the Put Date falls prior to the Optional Redemption Date or Tax Redemption Date, as the case may be.

8                     Payments

(a)                       Principal and interest

Payment of principal and interest in respect of the Notes will be made to the persons shown in the Register at the close of business on the Record Date.

(b)                       Other amounts

Payments of all amounts other than as provided in Condition 8(a) will be made as provided in these Conditions.

(c)                        Record Date

“Record Date” means the fifth business day, in the place of the specified office of the Registrar, before the due date for the relevant payment.

(d)                       Payments

Each payment in respect of the Notes pursuant to Condition 8(a) and (b) will be made by transfer to a US dollar account maintained by the payee.

(e)                        Payments subject to fiscal laws

All payments in respect of the Notes are subject in all cases (i) to any applicable fiscal or other laws and regulations applicable thereto in the place of payment but without prejudice to Condition 9 and (ii) any withholding or deduction required pursuant to an agreement described in Section 1471(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or otherwise imposed pursuant to Sections 1471 through 1474 of the Code and any regulations or agreements thereunder or official interpretations thereof (“FATCA”) or any law implementing an intergovernmental approach to FATCA.

(f)                          Delay in payment

Noteholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due as a result of the due date not being a New York business day.

(g)                       Paying, Transfer and Conversion Agents, etc.

The initial Paying, Transfer and Conversion Agents and Registrar and their initial specified offices are listed below. The Issuer reserves the right under the Agency Agreement at any time, with the prior written approval of the Trustee, to vary or terminate the appointment of any Paying, Transfer and Conversion Agent or the Registrar and appoint additional or other Paying, Transfer and Conversion Agents or another Registrar, provided that the Issuer will (i) maintain a Principal Paying, Transfer and Conversion Agent, and (ii) maintain a Registrar with a specified office outside the United Kingdom. Notice of any change in the Paying, Transfer and Conversion Agents or the Registrar or their specified offices will promptly be given by the Issuer to Noteholders in accordance with Condition 17. The Issuer reserves the right, subject to the prior written approval of the Trustee, under the Calculation Agency Agreement at any time to vary or terminate the appointment of the Calculation Agent and appoint another Calculation Agent, provided that it will maintain a Calculation Agent which shall be a financial institution of international repute or a financial adviser with appropriate expertise. Notice of any change in the Calculation Agent will promptly be given by the Issuer to Noteholders in accordance with Condition 17 and to the Trustee and the Paying, Transfer and Conversion Agent.

(h)                       No charges

Neither the Registrar nor the Paying, Transfer and Conversion Agents shall make or impose on a Noteholder any charge or commission in relation to any payment, transfer or conversion in respect of the Notes.

(i)                          Fractions

When making payments to Noteholders, if the relevant payment is not of an amount which is a whole multiple of the smallest unit of the relevant currency in which such payment is to be made, such payment will be rounded down to the nearest unit.

9                     Taxation

All payments made by or on behalf of the Issuer in respect of the Notes will be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Netherlands or the United States or any political subdivision or any authority thereof or therein having power to tax, unless deduction or withholding of such taxes, duties, assessments or governmental charges is required to be made by law.

If any such deduction or withholding is required to be made, the Issuer will pay such additional amounts (the “Additional Amounts”) as will result in the receipt by the Noteholders of the amounts which would have been received by them had no such deduction or withholding been required, except that no such Additional Amounts shall be payable on account of any taxes or duties which:

(a)                       are payable by reason of the Noteholder having, or having had, some personal or business connection with the Netherlands or the United States other than a connection arising from the mere holding of the Note or receiving payments in respect of the Note; or

(b)                       (with effect from 1 January 2021 only) are payable pursuant to the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021) (the “Act”) by reason of the Noteholder being related (gelieerd) to the Issuer within the meaning of the Act.

References in these Conditions to principal and/or interest and/or any other amounts payable in respect of the Notes shall be deemed also to refer to any Additional Amounts which may be payable under this Condition or any undertaking or covenant given in addition thereto or in substitution therefor pursuant to the Trust Deed.

The provisions of this Condition 9 requiring the Issuer to pay Additional Amounts shall not apply in respect of any payments of interest which fall due after the relevant Tax Redemption Date in respect of any Notes which are the subject of a Noteholder election pursuant to Condition 7(c).

Notwithstanding any other provision of these Conditions, in no event will the Issuer be required to pay any Additional Amounts in respect of the Notes for, or on account of, any withholding or deduction required pursuant to FATCA (including pursuant to any agreement described in Section 1471(b) of the Code) or any law implementing an intergovernmental approach to FATCA.

10              Events of Default

If any of the following events (each an “Event of Default”) occurs and is continuing, the Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in principal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution shall, subject in each case to being indemnified and/or secured and/or prefunded to its satisfaction give notice to the Issuer that the Notes are, and they shall accordingly immediately become due and repayable at their principal amount together with accrued interest (if any) to the date of payment:

(a)                       the Issuer fails to pay when due the principal of or interest on any of the Notes or any other sum due from it under the Notes (including any Alternative Settlement Cash Amount or Additional Alternative Settlement Cash Amount) or to issue and deliver Class A Shares as provided in these Conditions following any exercise of Conversion Rights and such failure continues for a period of 14 calendar days in the case of any payment of interest and for seven calendar days in any other case;

(b)                       the Issuer does not perform or comply with any one or more of its other obligations under the Notes or the Trust Deed and, except where such default is, in the opinion of the Trustee, incapable of remedy, such default continues for 30 calendar days after notice thereof shall have been given to the Issuer by the Trustee;

(c)                        default by the Issuer or any Subsidiary of the Issuer with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of US$100,000,000 (or its foreign currency equivalent) in the aggregate of the Issuer and/or any such Subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable or (ii) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise;

(d)                       a final judgment for the payment of US$100,000,000 (or its foreign currency equivalent) or more (excluding any amounts covered by insurance) rendered against the Issuer or any Material Subsidiary, which judgment is not discharged or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished;

(e)                        the Issuer or any Material Subsidiary shall commence a voluntary case or other proceeding seeking liquidation, reorganisation or other relief with respect to the Issuer or any such Material Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Issuer or any such Material Subsidiary or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due; or

(f)                         an involuntary case or other proceeding shall be commenced against the Issuer or any Material Subsidiary seeking liquidation, reorganisation or other relief with respect to the Issuer or such Material Subsidiary or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Issuer or such Material Subsidiary or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive days.

11              Undertakings

Whilst any Conversion Right remains exercisable, the Issuer will, save with the approval of an Extraordinary Resolution or with the prior written approval of the Trustee where, in its opinion, it is not materially prejudicial to the interests of the Noteholders to give such approval:

(a)                       not issue or pay up any Securities, in either case by way of capitalisation of profits or reserves, other than:

(i)                           pursuant to a Scheme of Arrangement involving a reduction and cancellation of Class A Shares and the issue to Shareholders of an equal number of Class A Shares by way of capitalisation of profits or reserves; or

(ii)                        pursuant to a Newco Scheme; or

(iii)                     by the issue of fully paid Class A Shares or other Securities to Shareholders and other holders of shares in the capital of the Issuer which by their terms entitle the holders thereof to receive Class A Shares or other Securities on a capitalisation of profits or reserves; or

(iv)                    by the issue of fully paid Class A Shares, issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a Dividend in cash; or

(v)                       by the issue of Class A Shares or any equity share capital to, or for the benefit of, employees or former employees, director or executive holding or formerly holding executive office (including directors holding or formerly holding executive office or non-executive office, consultants or former consultants or the personal service company of any such person) or their spouses or relatives, in each case the Issuer or any of its Subsidiaries or any associated company or to a trustee or nominee to be held for the benefit of any such person, in any such case pursuant to an employee, director or executive share or option or incentive scheme (a “Permitted Issue”), unless, in any such case, the same constitutes a Dividend or otherwise falls to be taken into account for a determination as to whether an adjustment is to be made to the Conversion Price pursuant to Condition 6(b), regardless of whether in fact an adjustment falls to be made in respect of the relevant capitalisation, gives rise (or would, but for the provisions of Condition 6(f) relating to roundings and minimum adjustments or the carry forward of adjustments, give rise) to an adjustment to the Conversion Price;

(b)                       not modify the rights attaching to the Class A Shares, the Class B Shares, the Class C Shares or the Priority Share with respect to voting, dividends or liquidation nor issue any other class of equity share capital carrying any rights which are more favourable than the rights attaching to the Class A Shares but so that nothing in this Condition 11(b) shall prevent:

(i)                           any consolidation, reclassification, redesignation or subdivision of the Class A Shares; or

(ii)                        any modification of such rights which is not, in the opinion of an Independent Adviser, acting in good faith materially prejudicial to the interests of the holders of the Notes; or

(iii)                     any issue of equity share capital where the issue of such equity share capital results, or would, but for the provisions of Condition 6(f) relating to roundings and minimum adjustments or the carry forward of adjustments or, where comprising Class A Shares, the fact that the consideration per Class A Share receivable therefor is at least 95 per cent. of the Current Market Price per Class A Share at the relevant time for determination thereof pursuant to the relevant provisions of Condition 6(b), otherwise result, in an adjustment to the Conversion Price; or

(iv)                    any issue of equity share capital or modification of rights attaching to the Class A Shares, where prior thereto the Issuer shall have instructed an Independent Adviser to determine what (if any) adjustments should be made to the Conversion Price as being fair and reasonable to take account thereof and such Independent Adviser shall have determined in good faith either that no adjustment is required or that an adjustment resulting in a decrease in the Conversion Price is required and, if so, the new Conversion Price as a result thereof and the basis upon which such adjustment is to be made and, in any such case, the date on which the adjustment shall take effect (and so that the adjustment shall be made and shall take effect accordingly); or

(v)                       any alteration to the articles of association (or other constitutional document) of the Issuer made in connection with the matters described in this Condition 11 or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of Securities, including Class A Shares, dealt with under such procedures); or

(vi)                    any amendment of the articles of association (or other constitutional document) of the Issuer following or in connection with a Change of Control to ensure that any Noteholder exercising Conversion Rights where the Conversion Date falls on or after the occurrence of a Change of Control will receive, in whatever manner, the same consideration for the Class A Shares arising on such exercise as it would have received in respect in respect of any Class A Shares had such Class A Shares been entitled to participate in the relevant Scheme of Arrangement or to have been submitted into, and accepted pursuant to, the relevant offer or tender (a “Change of Control Conversion Right Amendment”); or

(vii)                 a Permitted Issue;

(c)                        except as part of or in connection with or pursuant to any employee, director or executive share or option of incentive scheme, procure that no Securities (whether issued by the Issuer or any Subsidiary of the Issuer or procured by the Issuer or any Subsidiary of the Issuer to be issued or issued by any other person pursuant to any arrangement with the Issuer or any Subsidiary of the Issuer) issued without rights to convert into, or exchange or subscribe for, Class A Shares shall subsequently be granted such rights exercisable at a consideration per Class A Share which is less than 95 per cent. of the Current Market Price per Class A Share at the relevant time for determination thereof pursuant to the relevant provisions of Condition 6(b) unless the same gives rise (or would, but for the provisions of Condition 6(f) relating to roundings and minimum adjustments or the carry forward of adjustments, give rise) to an adjustment to the Conversion Price and that at no time shall there be in issue Class A Shares of differing nominal values, save where such Class A Shares have the same economic rights;

(d)                       not make any issue, grant or distribution or take or omit to take any other action if the effect thereof would be that, on the exercise of Conversion Rights, Class A Shares could not, under any applicable law then in effect, be legally issued as fully paid;

(e)                        not reduce its issued share capital, share premium account, or any uncalled liability in respect thereof, or any non-distributable reserves, except:

(i)                           pursuant to the terms of issue of the relevant share capital; or

(ii)                        by means of a purchase or redemption of share capital of the Issuer to the extent permitted by applicable law; or

(iii)                     where the reduction does not involve any distribution of assets to Shareholders; or

(iv)                    solely in relation to a change in the currency in which the nominal value of the Class A Shares is expressed; or

(v)                       to create distributable reserves; or

(vi)                    pursuant to a Scheme of Arrangement involving a reduction and cancellation of Class A Shares and the issue to Shareholders of an equal number of Class A Shares by way of capitalisation of profits or reserves; or

(vii)                 as provided in Condition 11(a)(i); or

(viii)              pursuant to a Newco Scheme; or

(ix)                    by way of transfer to reserves as permitted under applicable law; or

(x)                       where the reduction is permitted by applicable law and the Trustee is advised in writing by an Independent Adviser (and the Trustee shall be entitled to rely on such advice without liability to any person), acting as an expert and in good faith, that in its opinion the interests of the Noteholders will not be materially prejudiced by such reduction; or

(xi)                    where the reduction is permitted by applicable law and results (or, in the case of a reduction in connection with a Fundamental Change Event, will result) in (or would, but for the provisions of Condition 6(f) relating to roundings or the carry forward of adjustments, result in) an adjustment to the Conversion Price or is (or, in the case of a reduction in connection with a Fundamental

Change Event, will be) otherwise taken into account for the purposes of determining whether such an adjustment should be made;

provided that, without prejudice to the other provisions of these Conditions, the Issuer may exercise such rights as it may from time to time be entitled pursuant to applicable law to purchase, redeem or buy back its Class A Shares and any depositary or other receipts or certificates representing Class A Shares without the consent of Noteholders;

(j)                          if any offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) Shareholders other than the offeror and/or any associates of the offeror to acquire the whole or any part of the issued Class A Shares, or if any person proposes a scheme with regard to such acquisition (other than a Newco Scheme), give notice in writing of such offer or scheme to the Trustee and the Noteholders at the same time as any notice thereof is sent to the Shareholders (or as soon as practicable thereafter) that details concerning such offer or scheme may be obtained from the specified offices of the Paying, Transfer and Conversion Agents and, where such an offer or scheme has been recommended by the board of directors of the Issuer, or where such an offer has become or been declared unconditional in all respects or such scheme has become effective, use all reasonable endeavours to procure that a like offer or scheme is extended to Noteholders and to the holders of any Class A Shares issued during the period of the offer or scheme arising out of the exercise of the Conversion Rights pursuant to these Conditions (which like offer or scheme to Noteholders shall entitle Noteholders to receive the same type and amount of consideration they would have received had they held the number of Class A Shares to which such Noteholders would be entitled assuming Noteholders were to exercise Conversion Rights in the relevant Fundamental Change Event Period);

(k)                       in the event of a Newco Scheme, take (or shall procure that there is taken) all necessary action to ensure that (to the satisfaction of the Trustee) immediately after completion of the Scheme of Arrangement:

(1)                       at the Issuer’s option, either (a) Newco is substituted under the Notes and the Trust Deed as principal obligor in place of the Issuer (with the Issuer providing an unconditional and irrevocable guarantee to the satisfaction of the Trustee in respect of the obligations of Newco under the Notes and the Trust Deed) subject to and as provided in the Trust Deed; or (b) Newco provides an unconditional and irrevocable guarantee to the satisfaction of the Trustee in respect of the obligations of the Issuer under the Notes and the Trust Deed;

(2)                       such amendments are made to these Conditions and the Trust Deed as are necessary, in the opinion of the Trustee, to ensure that the Notes may be converted into or exchanged for cash and/or ordinary shares or units or the equivalent in Newco (or depositary or other receipts or certificates representing ordinary shares or units or the equivalent in Newco) and/or an Alternative Settlement Cash Amount mutatis mutandis in accordance with and subject to these Conditions;

(3)                       the ordinary shares or units or equivalent of Newco (or depositary or other receipts or certificates representing ordinary shares or units or equivalents of Newco) are admitted to trading on a regulated, regularly operating, recognised stock exchange or securities market as determined by Newco; and

(4)                       the Trust Deed and the Conditions provide at least the same or equivalent powers, protections, rights and benefits to the Trustee and the Noteholders following the implementation of such Newco Scheme as they provided to the Trustee and the Noteholders prior to the implementation of the Newco Scheme, mutatis mutandis, and the Trustee shall (at the expense of the Issuer) be obliged to concur in effecting such substitution or grant of such guarantee and in either case making any such amendments, provided that the Trustee shall not be obliged so to concur if, in the opinion of the Trustee, doing so would impose more onerous obligations upon it or expose it to any additional duties, responsibilities or liabilities or reduce or amend the protective provisions afforded to the Trustee in these Conditions, the Trust Deed or the Agency Agreement (including, for the avoidance of doubt, any supplemental trust deed or supplemental agency agreement) in any way.

(h)                       use all reasonable endeavours to ensure that the Class A Shares issued upon exercise of Conversion Rights will, as soon as is practicable, be admitted to listing and to trading on the Relevant Stock Exchange and will be listed, quoted or dealt in, as soon as is practicable, on any other stock exchange or securities market on which the Class A Shares may then be listed or quoted or dealt in (but so that this undertaking shall be considered as not being breached as a result of a Change of Control (whether or not recommended or approved by the board of directors of the Issuer) that causes or gives rise to, whether following the operation of any applicable compulsory acquisition provision or otherwise, (including at the request of the person or persons controlling the Issuer as a result of the Change of Control) a de-listing of the Class A Shares);

(i)                           use all reasonable endeavours to ensure, at its own cost, that its issued and outstanding Class A Shares are admitted to listing on a regulated, regularly operating, recognised stock exchange or securities market (but so that this undertaking shall be considered as not being breached as a result of a Change of Control (whether or not recommended or approved by the board of directors of the Issuer) that causes or gives rise to, whether following the operation of any applicable compulsory acquisition provision or otherwise, (including at the request of the person or persons controlling the Issuer as a result of the Change of Control) a de-listing of the Class A Shares);

(j)                          at all times maintain treasury shares or keep available for issue, free from pre-emptive or other preferential rights out of its authorised but unissued capital, sufficient authorised but unissued Class A Shares to enable the exercise of Conversion Rights in respect of all the Notes (including any Further Notes) then outstanding, and all rights of subscription and exchange for Class A Shares, to be satisfied in full; and

(k)                       procure that it shall not become domiciled or resident in or subject generally to the taxing authority of any jurisdiction (other than the Netherlands) unless it would not thereafter be required pursuant to the then current laws and regulations to withhold or deduct for or on account of any taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of such jurisdiction or any applicable sub-division thereof or therein having power to tax in respect of any payment on or in respect of the Notes;

(l)                           make or cause to be made an application for the Notes to be admitted to trading on an internationally recognised, regularly operating, regulated or non-regulated stock exchange or securities market within 90 calendar days following the Closing Date and to maintain such admission to trading for so long as any of the Notes remain outstanding, save that if the Issuer is unable to maintain such admission to trading as aforesaid, the Issuer undertakes to use all reasonable endeavours to obtain and maintain a listing and/or admission to trading for the Notes on such other stock exchange as the Issuer may from time to time determine and as may be approved by the Trustee and the Issuer will forthwith give notice to the Noteholders in accordance with Condition 17 and to the Trustee of any such listing or delisting of the Notes by any of such stock exchanges; and

(m)                   by no later than the Closing Date (i) publish a copy of these Conditions (including a legend regarding the intended target market for the Notes) on its website and (ii) thereafter (and for so long as any of the

Notes remain outstanding) maintain the availability of these Conditions (as the same may be amended in accordance with the Trust Deed) on such website.

The Issuer has undertaken in the Trust Deed to deliver to the Trustee annually and otherwise on request by the Trustee a certificate of an executive director of the Issuer, as to there not having occurred an Event of Default, Potential Event of Default, Fundamental Change Event or Delisting Event since the date of the last such certificate or if such event has occurred as to the details of such event. The Trustee will be entitled to rely (without liability to any person) on such certificate and shall not be obliged to independently monitor compliance by the Issuer with the undertakings set forth in this Condition 11, nor be liable to any person for not so doing.

12              Prescription

Claims against the Issuer for payment in respect of the Notes shall be prescribed and become void unless made within 10 years (in the case of principal or any other amount (other than interest)) or five years (in the case of interest) from the appropriate Relevant Date in respect of such payment.

Claims in respect of any other obligation in respect of the Notes, including delivery of Class A Shares, shall be prescribed and become void unless made within 10 years following the due date for performance of the relevant obligations.

13              Replacement of Notes

If any Note is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of any Paying, Transfer and Conversion Agent subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Notes must be surrendered before replacements will be issued.

14              Meetings of Noteholders, Modification and Waiver, Substitution

(a)                       Meetings of Noteholders

The Trust Deed contains provisions for convening meetings of Noteholders to consider matters affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Conditions or any provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee and shall be convened by the Trustee (subject to it being indemnified and/or secured and/or prefunded to its satisfaction) if requested in writing by Noteholders holding not less than 10 per cent. in principal amount of the Notes for the time being outstanding.

The quorum for any meeting convened to consider an Extraordinary Resolution will be one or more persons holding or representing more than one-half in principal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the principal amount of the Notes so held or represented, unless the business of such meeting includes consideration of proposals, inter alia, (i) to change the Final Maturity Date, the Call Date (other than deferring the Call Date), the End of Period Restricted Date (other than bringing forward the End of Period Restricted Date) or any dates for payment of interest or any other amount in respect of the Notes, (ii) to modify the circumstances in which the Issuer or Noteholders are entitled to redeem the Notes pursuant to Condition 7(b), (c) or (e) (other than removing the right of the Issuer to redeem the Notes pursuant to Condition 7(b) or (c)), (iii) to reduce or cancel the principal amount of, or interest on, the Notes or to reduce the amount payable on redemption of the Notes, (iv) to modify the basis for calculating the interest or any other amount payable in respect of the Notes, (v) to modify the provisions relating to, or cancel, the Conversion Rights including the circumstances in which Conversion Rights may be exercised or the rights of Noteholders to receive Class A Shares and/or the Cash Conversion Amount and/or the Alternative Settlement Cash Amount on exercise of Conversion Rights pursuant to these Conditions (other than pursuant to or as a result of any amendments to these Conditions and the Trust Deed made pursuant to and in accordance with the provisions of Condition 6(n) in order to effect a Conversion Right Transfer or Condition 11(g) following or as part of a Newco Scheme (“Newco Scheme Modification”), and other than a reduction to the Conversion Price or an increase in the number of Class A Shares and/or Cash Conversion Amount and/or the Alternative Settlement Cash Amount to be issued or paid to Noteholders on exercise of Conversion Rights), (vi) to increase the Conversion Price (other than in accordance with these Conditions or pursuant to a Newco Scheme Modification) or to reduce the number of Class A Shares to be issued, or reduce the Cash Conversion Amount and/or the Alternative Settlement Cash Amount payable, to Noteholders on exercise of Conversion Rights, (vii) to change the currency of the denomination of the Notes or of any payment in respect of the Notes, (viii) to change the governing law of the Notes, the Trust Deed or the Agency Agreement (other than in the case of a substitution of the Issuer (or any previous substitute or substitutes) under Condition 14(c)), or (ix) to modify the provisions concerning the quorum required at any meeting of Noteholders or the majority required to pass an Extraordinary Resolution, in which case the necessary quorum will be one or more persons holding or representing not less than two-thirds, or at any adjourned meeting not less than one-half, in principal amount of the Notes for the time being outstanding. Any Extraordinary Resolution duly passed by the Noteholders shall be binding on all Noteholders (whether or not they were present at any meeting at which such resolution was passed and whether or not they voted on such resolution).

The Trust Deed provides that (i) a resolution in writing signed by or on behalf of the holders of not less than 75 per cent. of the aggregate principal amount of the Notes outstanding (which may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Noteholders) or (ii) a consent given by way of electronic consent through the relevant clearing system(s) (in a form satisfactory to the Trustee) by or on behalf of the holders of not less than 75 per cent. of the aggregate principal amount of the Notes outstanding, shall, in any such case, be effective as an Extraordinary Resolution passed at a meeting of Noteholders duly convened and held.

No consent or approval of Noteholders shall be required in connection with any Conversion Right Transfer effected in accordance with Condition 6(n) or any Newco Scheme Modification.

(b)                       Modification and Waiver

The Trustee may agree, without the consent of the Noteholders, to (i) any modification of any of the provisions of the Trust Deed, any trust deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement, the Notes or these Conditions which in the Trustee’s opinion is of a formal, minor or technical nature or is made to correct a manifest error or to comply with mandatory provisions of law, and (ii) any other modification to the Trust Deed, any trust deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement, the Notes or these Conditions (except as mentioned in the Trust Deed), and any waiver or authorisation of any breach or proposed breach, of any of the provisions of the Trust Deed, any trust deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement, the Notes or these Conditions which is, in the opinion of the Trustee, not materially prejudicial to the interests of the Noteholders.

The Trustee may, without the consent of the Noteholders, determine that any Event of Default or a Potential Event of Default should not be treated as such, provided that in the opinion of the Trustee, the interests of Noteholders will not be materially prejudiced thereby.

Any such modification, authorisation, waiver or determination shall be binding on the Noteholders and shall be notified to Noteholders in accordance with Condition 17 as soon as practicable.

(c)                        Substitution

The Trustee shall (subject as provided in Condition 11(g)), without the consent of the Noteholders, agree any substitution as provided in, and for the purposes of, Condition 11(g) in connection with a Newco Scheme.

The Trustee shall (subject as provided in Condition 6(n)), without the consent of the Noteholders, agree any substitution as provided in, and for the purposes of, Condition 6(n) in connection with a Successor in Business.

In the case of such a substitution the Trustee may agree, without the consent of the Noteholders, to a change of the law governing the Notes and/or the Trust Deed provided that such change would not in the opinion of the Trustee be materially prejudicial to the interests of the Noteholders. Any such substitution shall be binding on the Noteholders and shall be notified to Noteholders as soon as practicable.

(d)                       Entitlement of the Trustee

In connection with the exercise of its functions (including but not limited to those referred to in this Condition) the Trustee shall have regard to the interests of the Noteholders as a class but shall not have regard to any interests arising from circumstances particular to individual Noteholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of the exercise of its trusts, powers or discretions for individual Noteholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory, and the Trustee shall not be entitled to require, nor shall any Noteholder be entitled to claim, from the Issuer or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, except to the extent provided for in these Conditions or the Trust Deed.

15              Enforcement

The Trustee may at any time, at its discretion and without notice, take such proceedings, actions or steps (including, but without limitation, lodging an appeal in any proceedings or filing a claim) against the Issuer as it may think fit to enforce the provisions of the Trust Deed and the Notes, but it shall not be bound to take any such proceedings, actions or steps unless (i) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in principal amount of the Notes then outstanding, and (ii) it shall have been indemnified and/or secured and/or prefunded to its satisfaction. Notwithstanding the above:

(i)                  the Trustee may refrain from taking any proceedings, actions or steps in any jurisdiction if the taking of such action in that jurisdiction would, in its opinion based upon legal advice in the relevant jurisdiction, be contrary to any law of that jurisdiction; and

(ii)               the Trustee may refrain from taking any proceedings, actions or steps in any jurisdiction if in its opinion based upon legal advice in the relevant jurisdiction it would or may render it liable to any person in that jurisdiction or, it would or may not have the power to do the relevant thing in that jurisdiction by virtue of any applicable law in that jurisdiction or if it is determined by any court or other competent authority in that jurisdiction that it does not have such power.

No Noteholder shall be entitled to (i) take any proceedings, actions or steps against the Issuer to enforce the performance of any of the provisions of the Trust Deed or the Notes or (ii) take any other proceedings, actions or steps (including lodging an appeal in any proceedings) in respect of or concerning the Issuer, in each case unless the Trustee, having become bound so to proceed or fails so to do within a reasonable period and the failure shall be continuing.

16              The Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including:

(i)                           provisions relieving it from taking any proceedings, actions or steps unless indemnified and/or secured and/or prefunded to its satisfaction; and

(ii)                        provisions limiting or excluding its liability in certain circumstances.

The Trustee is entitled to enter into business transactions with the Issuer and any entity related to the Issuer without accounting for any profit.

The Trust Deed provides that, when determining whether an indemnity or any security or pre-funding is satisfactory to it, the Trustee shall be entitled (i) to evaluate its risk in any given circumstance by considering the worst-case scenario and (ii) to require that any indemnity or security or prefunding given to it by the Noteholders or any of them be given on a joint and several basis and be supported by evidence satisfactory to it as to the financial standing and creditworthiness of each counterparty and/or as to the value of the security and an opinion as to the capacity, power and authority of each counterparty and/or the validity and effectiveness of the security.

The Trustee may act and/or rely without liability to Noteholders or any other person and without further investigation on a report, confirmation, certificate, opinion or any advice of any accountants, legal advisers, financial advisers, financial institution, an Independent Adviser or other expert, whether or not addressed to it and whether their liability in relation thereto is limited (by its terms or by any engagement letter relating thereto entered into by the Trustee or any other person or in any other manner) by reference to a monetary cap, methodology or otherwise. The Trustee may accept and shall be entitled to act and/or rely on any such report, confirmation, certificate, opinion or advice and such report, confirmation, certificate, opinion or advice shall be binding on the Issuer, the Trustee and the Noteholders.

17             Notices

All notices required to be given to Noteholders pursuant to the Conditions will (unless otherwise provided in these Conditions) be given by publication through the electronic communication system of Bloomberg. The Issuer shall also ensure that all notices are duly published (if such publication is required) in a manner which complies with the rules and regulations of any stock exchange or other relevant authority on which the Notes are for the time being listed and/or admitted to trading. Any such notice shall be deemed to have been given on the date of such publication or if required to be published in more than one manner or at different times, then such notice shall be deemed to have been given on the date of the publication in each required manner and time. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to be given on such date, as the Trustee may approve.

The Issuer shall send a copy of all notices given by it to Noteholders (or a Noteholder) or the Trustee pursuant to these Conditions simultaneously to the Calculation Agent.

18              Further Issues

The Issuer may from time to time without the consent of the Noteholders create and issue further Notes either having the same terms and conditions in all respects as the outstanding Notes or in all respects except for the first payment of interest on them and the first date on which Conversion Rights may be exercised and so that such further issue shall be consolidated and form a single series with the outstanding Notes or upon such terms as to interest, conversion, premium, redemption and otherwise as the Issuer may determine at the time of their issue. Any further Notes forming a single series with the outstanding Notes constituted by the Trust Deed may, with the consent of the Trustee, be constituted by a deed supplemental to the Trust Deed.

19              Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

20              Governing Law, Arbitration and Immunity

(a)                       Governing Law

The Trust Deed, the Notes and these Conditions and any non-contractual obligations arising out of or in connection therewith shall be governed by and interpreted in accordance with English law.

(b)                       Arbitration

Any dispute, claim or difference of whatever nature arising out of or in connection with the Trust Deed, the Notes and/or these Conditions (including a dispute regarding the existence, validity or termination of the Trust Deed, the Notes and/or these Conditions or a dispute relating to non-contractual obligations arising out of or in connection with the Trust Deed, the Notes and/or these Conditions) (a “Dispute”) shall be referred to and finally resolved by arbitration under the rules of the LCIA (the “Rules”), which Rules are deemed incorporated by reference into these Conditions, as amended herein. This arbitration agreement shall be governed by, and shall be construed in accordance with, English law.

(i)                           The arbitral tribunal shall consist of three arbitrators. The claimant(s), irrespective of number, shall nominate jointly one arbitrator in the request for arbitration. The respondent(s), irrespective of number, shall nominate jointly the second arbitrator within 30 days of receipt of the request for arbitration (or, in the case of multiple respondents, within 30 days of receipt of the request for arbitration by the first respondent). The third arbitrator, who shall serve as Chairman, shall be nominated by agreement of the two party-nominated arbitrators (in consultation with their appointing parties). Failing such agreement within 15 days of the confirmation of the appointment of the second arbitrator, the third arbitrator shall be appointed by the LCIA as soon as possible at the written request of any party. For the avoidance of doubt, the Issuer, the Noteholders and the Trustee irrevocably agree, for the purpose of Article 8.1 of the Rules, that the claimant(s), irrespective of number, and the respondent(s), irrespective of number, shall constitute two separate sides for the formation of the arbitral tribunal.

(ii)                        If the claimant(s) or the respondent(s) fail to nominate an arbitrator in accordance with the Rules within the time period stipulated, such arbitrator shall be nominated by the LCIA within 15 days of a written request from any party.

(iii)                     The seat of arbitration shall be London, England and the language of the arbitration shall be English.

(iv)                    If more than one arbitration is commenced under the Trust Deed, the Notes or these Conditions and any party contends that two or more such arbitrations are so closely connected that it is expedient for them to be resolved in one set of proceedings, the arbitral tribunal appointed in the first filed of such proceedings (the “First Tribunal”) shall have the power to determine, provided no date for the hearing on the merits of the Dispute in any such arbitrations has been fixed, that the proceedings shall be consolidated. The Issuer, the Noteholders and the Trustee irrevocably agree and consent to being joined in such consolidated proceedings.

(v)                       The tribunal in such consolidated proceedings shall be selected as follows:

(a)                      the parties to the consolidated proceedings shall agree on the composition of the tribunal; or

(b)                      failing such agreement within 30 days of consolidation being ordered by the First Tribunal, the LCIA shall appoint all members of the tribunal within 30 days of a written request by any of the parties to the consolidated proceedings.

(vi)                    For the avoidance of doubt, the parties to the Trust Deed are intended to have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this Condition 20.

(c)                        The Issuer undertakes irrevocably to appoint Law Debenture Corporate Services Limited at Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom (or such replacement process agent as may be appointed from time to time) as agent to accept service of process and any other documents in proceedings in England or in any legal action or proceedings arising out of or in connection with these Conditions, the Trust Deed and the Notes (the “Process Agent”), provided that:

(i)                           service upon the Process Agent shall be deemed valid service upon the Issuer whether or not the process is forwarded to or received by the Issuer;

(ii)                        the Issuer shall inform the Trustee, in writing, of any change in the address of the Process Agent within 28 days of such change;

(iii)                     if the Process Agent ceases to be able to act as a process agent or to have an address in England, or is otherwise replaced, the Issuer agrees irrevocably to appoint a new process agent in England acceptable to the Trustee and to deliver to the Trustee within 14 days a copy of a written acceptance of appointment by the new process agent; and

(iv)                    nothing in these Conditions shall affect the right to serve process in any other manner permitted by law.

(d)                       To the extent that the Issuer may now or hereafter be entitled, in any jurisdiction in which any legal action or proceeding may at any time be commenced pursuant to or in accordance with the Trust Deed and these Conditions, to claim for itself or any of its undertaking, properties, assets or revenues present or future any immunity (sovereign or otherwise) from suit, jurisdiction of any court, attachment prior to judgment, attachment in aid of execution of a judgment, execution of a judgment or award or from set-off, banker’s lien, counterclaim or any other legal process or remedy with respect to its obligations under the Trust Deed and these Conditions and/or to the extent that in any such jurisdiction there may be attributed to the Issuer any such immunity (whether or not claimed), the Issuer irrevocably agrees not to claim, and hereby waives, any such immunity.

SCHEDULE 2

Form of Original Definitive Registered Note

On the front:

ISIN: XS2126193379

YANDEX N.V.

(incorporated with limited liability in the Netherlands with registered number 27265167)

U.S.$1,250,000,000 0.75 per cent. Convertible Notes due 2025

This Note is a Definitive Registered Note and forms part of a series designated as specified in the title (the “Notes”) of Yandex N.V. (the “Issuer”), with its corporate seat in Schiphol, the Netherlands, and constituted by the Trust Deed referred to on the reverse hereof. The Notes are subject to, and have the benefit of, that Trust Deed and the terms and conditions (the “Conditions”) set out on the reverse hereof.

The Issuer hereby certifies that [•] is/are, at the date hereof, entered in the Register as the holder(s) of Notes in the principal amount of U.S.$[•].

The Notes represented by this Definitive Registered Note are convertible into Class A Shares in the Issuer and/or the relevant Cash Conversion Amount and/or the relevant Alternative Settlement Cash Amount, as specified in and subject to and in accordance with the Conditions and the Trust Deed.

This Definitive Registered Note is evidence of entitlement only. Title to Notes passes only on due registration on the Register and only the duly registered holder is entitled to payments in respect of this Definitive Registered Note.

The statements set forth in the legend above are an integral part of the Notes in respect of which this Definitive Registered Note is issued and by acceptance thereof each holder or beneficial owner agrees to be subject to and bound by the terms and provisions set forth in such legend.

This Definitive Registered Note and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

Capitalised terms not defined herein shall have the meaning ascribed thereto in the Trust Deed and the Conditions.

In Witness whereof the Issuer has caused this Note to be signed in facsimile on its behalf.

Dated [•]

Authorised Signatory	Authorised Signatory

For and on behalf of

YANDEX N.V.

This Definitive Registered Note is authenticated without recourse, warranty or liability by or on behalf of the Registrar

THE BANK OF NEW YORK MELLON SA/NV, LUXEMBOURG BRANCH

By:

Authorised Signatory

For use by the Principal Paying, Transfer and Conversion Agent:

☐                                    Following the exercise by the Issuer on [•] of its tax redemption option pursuant to Condition 7(c), a Noteholder’s Tax Exercise Notice was received by the Principal Paying, Transfer and Conversion Agent on [•] in respect of the Notes represented by this Definitive Registered Note. Accordingly, the provisions of Condition 9 shall not apply in respect of any payment in respect of principal or interest to be made on such Notes which falls due after the Tax Redemption Date specified in the Tax Redemption Notice.

On the back:

Terms and Conditions of the Notes

[THE TERMS AND CONDITIONS THAT ARE SET OUT IN SCHEDULE 1 TO THE TRUST DEED

WILL BE SET OUT HERE]

Principal Paying, Transfer and Conversion Agent

THE BANK OF NEW YORK MELLON, LONDON BRANCH

One Canada Square

London, E14 5AL

Fax: +44 (0) 207 964 2536

Email: corpsov2@bnymellon.com

Attention: Corporate Trust Administration

Registrar

THE BANK OF NEW YORK MELLON SA/NV, LUXEMBOURG BRANCH

Vertigo Building — Polaris

2-4 Eugene Ruppert

L-2453 Luxembourg

Fax: +352 24 52 4204

Attention: Structured Products Services

Form of Transfer

FOR VALUE RECEIVED the undersigned hereby transfers to

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF TRANSFEREE)

(not more than four names may appear as joint holders)

U.S.$[•] in principal amount of this Note, and all rights in respect thereof, and irrevocably requests the Registrar to transfer such principal amount of this Note on the books kept for registration thereof.

Dated

Signed

Notes:

(i)	The signature to this transfer must correspond with the name as it appears on the face of this Note.

(ii)	A representative of the Noteholder should state the capacity in which he signs e.g. executor.

(iii)

The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

(iv)	Any transfer of Notes shall be in the minimum amount of U.S.$200,000.

SCHEDULE 3

Form of Original Global Note

ISIN: XS2126193379

YANDEX N.V.

(incorporated with limited liability in the Netherlands with registered number 27265167)

U.S.$1,250,000,000 0.75 per cent. Convertible Notes due 2025

Global Note

The Notes in respect of which this Global Note is issued form part of the series designated as specified in the title (the “Notes”) of Yandex N.V. (the “Issuer”), with its corporate seat in Schiphol, the Netherlands.

The Issuer hereby certifies that The Bank of New York Depository (Nominees) Limited is, at the date hereof, entered in the register of Noteholders as the holder of Notes in the principal amount of

U.S.$1,250,000,000

(ONE THOUSAND TWO HUNDRED AND FIFTY MILLION US DOLLARS)

or such other amount as is shown on the register of Noteholders as being represented by this Global Note and is duly endorsed (for information purposes only) in the third column of Schedule A to this Global Note. For value received, the Issuer promises to pay the person who appears at the relevant time on the register of Noteholders as holder of the Notes in respect of which this Global Note is issued, such amount or amounts as shall become due and payable from time to time in respect of such Notes and otherwise to comply with the Conditions referred to below. Each payment will be made to, or to the order of, the person whose name is entered on the Register as holder at the close of business on the record date which shall be on the Clearing System Business Day immediately prior to the date for payment, where “Clearing System Business Day” means Monday to Friday inclusive except 25 December and 1 January.

The Notes are constituted by a trust deed dated 3 March 2020 (the “Trust Deed”) between the Issuer, and BNY Mellon Corporate Trustee Services Limited as trustee (the “Trustee”) and are subject to the Trust Deed and the terms and conditions (the “Conditions”) set out in Schedule 1 to the Trust Deed, as modified by the provisions of this Global Note. Terms defined in the Trust Deed have the same meaning when used herein.

This Global Note is evidence of entitlement only.

Title to the Notes passes only on due registration on the register of Noteholders and only the duly registered holder is entitled to payments on Notes in respect of which this Global Note is issued.

Exchange for Definitive Registered Notes

This Global Note is exchangeable in whole but not in part (free of charge to the holder) for Definitive Registered Notes if this Global Note is held on behalf of Euroclear or Clearstream, Luxembourg or the Alternative Clearing System (each as defined under “Notices” below) and any such clearing system is closed for business for a continuous period of 14 days or more (other than by reason of legal holidays) or announces an intention permanently to cease business or does in fact do so by such holder giving notice to the Principal Paying, Transfer and Conversion Agent. On or after the Exchange Date the holder of this Global Note may surrender this Global Note to or to the order of the Registrar and, upon such surrender of this Global Note, the Paying, Transfer and Conversion Agent shall annotate Schedule A hereto. In exchange for this Global Note, the Issuer shall deliver, or procure the delivery of, an equal aggregate principal amount of duly executed and authenticated Definitive Registered Notes.

“Exchange Date” means a day falling not less than 60 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Registrar is located and in the cities in which Euroclear and Clearstream, Luxembourg or, if relevant, the Alternative Clearing System (each as defined under “Notices” below) are located.

Except as otherwise described herein, this Global Note is subject to the Conditions and the Trust Deed and, until it is exchanged for Definitive Registered Notes, its holder shall be entitled to the same benefits as if it were the holder of the Definitive Registered Notes for which it may be exchanged and as if such Definitive Registered Notes had been issued on the date of this Global Note.

The Conditions shall be modified with respect to Notes represented by this Global Note by the following provisions:

Notices

So long as this Global Note is held on behalf of Euroclear Bank SA/NV (“Euroclear”) or Clearstream Banking S.A. (“Clearstream, Luxembourg”) or such other clearing system as shall have been approved by the Trustee (the “Alternative Clearing System”), notices required to be given to Noteholders may be given by their being delivered to Accountholders (as defined below) through Euroclear and Clearstream, Luxembourg or, as the case may be, the Alternative Clearing System, rather than by notification to Noteholders as required by the Conditions in which case such notices shall be deemed to have been given to Noteholders on the date of delivery to Accountholders through Euroclear and Clearstream, Luxembourg or, as the case may be, the Alternative Clearing System.

Prescription

Any claim in respect of principal, interest and other amounts payable in respect of this Global Note will become void unless it is presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest or any other amounts) from the appropriate Relevant Date (as defined in Condition 3).

Conversion

For so long as this Global Note is held on behalf of any one or more of Euroclear, Clearstream, Luxembourg or the Alternative Clearing System, Conversion Rights (as defined in the Conditions) may be exercised as against the Issuer at any time during the conversion period, as provided in Condition 6(a), by the delivery to or to the order of the Principal Paying, Transfer and Conversion Agent in accordance with the standard procedures of Euroclear, Clearstream, Luxembourg or the Alternative Clearing System of one or more Conversion Notices duly completed by or on behalf of a holder of a book-entry interest representing entitlements to the Global Note (each such person, an “Accountholder”). Upon exercise of any Conversion Rights, the Paying, Transfer and Conversion Agent shall annotate Schedule A hereto accordingly.

Trustee’s Powers

In considering the interests of Noteholders while the Global Note is held on behalf of a clearing system, the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its Accountholders and may consider such interests, and treat such Accountholders, as if such Accountholders were holders of the Global Note.

Redemption at the Option of Noteholders

The option of the Noteholders provided for in Condition 7(e), may be exercised by the delivery by an Accountholder of a duly completed notice to the Principal Paying, Transfer and Conversion Agent in accordance with the standard procedures of Euroclear, Clearstream, Luxembourg or the

Alternative Clearing System within the time limits set out in Condition 7(e), substantially in the form of the Put Exercise Notice, available from the Principal Paying, Transfer and Conversion Agent and stating the principal amount of the Notes in respect of which the option is exercised. Upon exercise of such option, the Paying, Transfer and Conversion Agent shall annotate Schedule A hereto accordingly.

Redemption at the Option of the Issuer

The options of the Issuer provided for in Condition 7(b)] and Condition 7(c) shall be exercised by the Issuer giving notice to the Accountholders through Euroclear and Clearstream, Luxembourg or, as the case may be, the Alternative Clearing System within the time limits set out in, and containing the information required by, Condition 7(b) or, as the case may be, Condition 7(c). Upon exercise of such option and, in the case of Condition 7(c), subject to the option of the Noteholders provided for in Condition 7(c), the Paying, Transfer and Conversion Agent shall annotate Schedule A hereto accordingly.

Purchase and Cancellation

Cancellation of any Note represented by this Global Note which is required by the Conditions to be cancelled will be effected by reduction in the principal amount of this Global Note on its presentation to or to the order of the Principal Paying, Transfer and Conversion Agent for notation in Schedule A hereto.

Noteholder’s Tax Option

The option of the Noteholders provided for in Condition 7(c) shall be exercised by the delivery by an Accountholder of a duly completed Noteholder’s Tax Exercise Notice in accordance with the standard procedures of Euroclear, Clearstream, Luxembourg or the Alternative Clearing System within the time limits set out in and containing the information required by Condition 7(c) to the Principal Paying, Transfer and Conversion Agent. Upon exercise of such option, the Principal Paying, Transfer and Conversion Agent shall annotate Schedule A hereto accordingly.

The statements set forth in the legend above are an integral part of the Notes in respect of which this Global Note is issued and by acceptance thereof each holder or beneficial owner agrees to be subject to and bound by the terms and provisions set forth in such legend.

This Global Note shall not be valid or become obligatory for any purpose until authenticated by or on behalf of the Registrar.

This Global Note and any non-contractual obligations arising out of or in connection with it are governed by and shall be construed in accordance with English law.

In witness whereof the Issuer has caused this Global Note to be signed on its behalf.

Dated 3 March 2020

YANDEX N.V.

Authorised Signatory	Authorised Signatory

This Global Note is authenticated without recourse, warranty or liability by or on behalf of the Registrar.

THE BANK OF NEW YORK MELLON SA/NV, LUXEMBOURG BRANCH

By:

Authorised Signatory

Schedule A

Schedule of Reductions in Principal Amount of Notes in respect of which this Global Note is Issued

The following reductions in the principal amount of the Notes in respect of which this Global Note is issued have been made as a result of: (i) exercise of the Conversion Right attaching to the Notes, or (ii) redemption of the Notes, or (iii) purchase and cancellation of the Notes or (iv) issue of Definitive Registered Notes in respect of the Notes:

Date of Conversion/
Redemption/
Purchase and			Notation made by or
Cancellation/ Issue	Amount of decrease	Principal Amount of	on behalf of the
of Definitive	in principal amount	this Global Note	Principal Paying,
Registered Notes	of this Global Note	following such	Transfer and
(stating which)	(U.S.$)	decrease (U.S.$)	Conversion Agent

Form of Transfer

FOR VALUE RECEIVED the undersigned hereby transfers to

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF TRANSFEREE)

(not more than four names may appear as joint holders)

U.S.$[•] in principal amount of this Note, and all rights in respect thereof, and irrevocably requests the Registrar to transfer such principal amount of this Note on the books kept for registration thereof.

Dated

Signed

Notes:

(i)	The signature to this transfer must correspond with the name as it appears on the face of this Note.

(ii)	A representative of the Noteholder should state the capacity in which he signs e.g. executor.

(iii)

The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

(iv)	Any transfer of Notes shall be in the minimum amount of U.S.$200,000.

SCHEDULE 4

Provisions for Meetings of Noteholders

Interpretation

1                                     In this Schedule the following expressions have the following meanings:

1.1                            “Electronic Consent” has the meaning set out in paragraph 20;

1.2                            “Extraordinary Resolution” means a resolution passed (i) at a meeting of Noteholders duly convened and held in accordance with these provisions by or on behalf of Noteholder(s) of not less than 75 per cent. of the aggregate principal amount of the Notes outstanding, (ii) by a Written Resolution or (iii) by an Electronic Consent; and

1.3                            “Written Resolution” means a resolution in writing signed by or on behalf of Noteholders representing in aggregate not less than 75 per cent. of the aggregate principal amount of the Notes outstanding.

2

2.1                            A holder of a Note may by an instrument in writing (a “form of proxy”) in the form available from the specified office of any Agent in English signed by the holder or, in the case of a corporation, executed under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation and delivered to any Agent not later than 48 hours before the time fixed for any meeting, appoint any person as (a “proxy”) to act on his or its behalf in connection with any meeting or proposed meeting of Noteholders.

2.2                            A holder of a Note which is a corporation may by delivering to any Agent not later than 48 hours before the time fixed for any meeting a resolution of its directors or other governing body in English authorise any person to act as its representative (a “representative”) in connection with any meeting or proposed meeting of Noteholders.

2.3                            Any proxy appointed pursuant to paragraph 2.1 above or representative appointed pursuant to paragraph 2.2 above shall so long as such appointment remains in force be deemed, for all purposes in connection with any meeting or proposed meeting of Noteholders specified in such appointment, to be the holder of the Notes to which such appointment relates and the holder of the Notes shall be deemed for such purposes not to be the holder. The Issuer and the Trustee shall be entitled to assume that any proxy has been validly appointed and that such appointment remains in effect unless notice of revocation is given to the Issuer at its registered office not less than 24 hours prior to the time fixed for the meeting or, thereafter, to the chairman of the meeting.

2.4                            Forms of proxy shall be valid for so long as the relevant Notes shall be duly registered in the name(s) of the registered holder(s) certified in the name of the appointor but not otherwise and notwithstanding any other provision of this Schedule 4 and during the validity thereof the proxy shall, for all purposes in connection with any meeting of holders of Notes, be deemed to be the holder of the Notes to which such form of proxy relates.

3                                      Each of the Issuer and the Trustee at any time may, and the Trustee (subject to its being indemnified and/or secured and/or pre-funded to its satisfaction) upon a request in writing of Noteholders holding not less than one-tenth in principal amount of the Notes for the time being outstanding shall, convene a meeting of Noteholders. Whenever any such party is about to convene any such meeting, it shall forthwith give notice in writing to each other party of the day, time and place of the meeting and of the nature of the business to be transacted at it. Every such meeting shall be held at such time and place as the Trustee may approve.

4                                      At least 21 days’ notice (exclusive of the day on which the notice is given and of the day on which the meeting is held) specifying the day, time and place of meeting shall be given to the Noteholders. A copy of the notice shall in all cases be given by the party convening the meeting to each of the other parties. Such notice shall also specify, unless the Trustee otherwise agrees, the nature of the resolutions to be proposed.

5                                      A meeting that has been validly convened in accordance with paragraph 4 above, may be cancelled by the person who convened such meeting by giving at least 7 days’ notice (exclusive of the day on which the notice is given or deemed to be given and of the day of the meeting) to the Noteholders (with a copy to the Trustee where such meeting was convened by the Issuer or to the Issuer where such meeting was convened by the Trustee). Any meeting cancelled in accordance with this paragraph 5 shall be deemed not to have been convened.

6                                      A person (who may, but need not, be a Noteholder) nominated in writing by the Trustee may take the chair at every such meeting but if no such nomination is made or if at any meeting the person nominated shall not be present within 15 minutes after the time fixed for the meeting, the Noteholders present shall choose one of their number to be chairman, failing which the Issuer may appoint a chairman. The chairman of an adjourned meeting need not be the same person as was chairman of the original meeting.

7                                      At any such meeting any one or more persons present in person holding Notes or being proxies or representatives and holding or representing in the aggregate not less than one tenth in principal amount of the Notes for the time being outstanding shall (except for the purpose of passing an Extraordinary Resolution) form a quorum for the transaction of business and no business (other than the choosing of a chairman) shall be transacted at any meeting unless the requisite quorum be present at the commencement of business. The quorum at any such meeting for passing an Extraordinary Resolution shall (subject as provided below) be one or more persons present in person holding Notes or being proxies or representatives and holding or representing in the aggregate a clear majority in principal amount of the Notes for the time being outstanding; provided that at any meeting the business of which includes any of the matters specified in the proviso to paragraph 17.8, the quorum shall be one or more persons present in person holding Notes or being proxies or representatives and holding or representing in the aggregate not less than two-thirds of the aggregate principal amounts of the Notes outstanding.

8                                      If within 15 minutes from the time fixed for any such meeting a quorum is not present, the meeting shall, if convened upon the requisition of Noteholders, be dissolved. In any other case it shall stand adjourned (unless the Issuer and the Trustee agree that it be dissolved) for such period, not being less than 14 days nor more than 42 days, and to such place, as may be decided by the chairman. At such adjourned meeting one or more persons present in person holding Notes or voting certificates or being proxies or representatives (whatever the principal amount of the Notes so held or represented) shall form a quorum and may pass any resolution and decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had a quorum been present at such meeting; provided that at any adjourned meeting at which is to be proposed an Extraordinary Resolution for the purpose of effecting any of the modifications specified in the proviso to paragraph 17.8, the quorum shall be one or more persons so present holding Notes or being proxies or representatives and holding or representing in the aggregate not less than one-half in principal amount of the Notes for the time being outstanding. If a quorum is not present within 15 minutes from the time fixed for a meeting so adjourned, the meeting shall be dissolved.

9                                      The chairman may with the consent of (and shall if directed by) any meeting adjourn such meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

10                               At least 10 days’ notice (exclusive of the day on which the notice is given and of the day of the adjourned meeting) of any meeting adjourned through want of a quorum shall be given in the same manner as for an original meeting and such notice shall state the quorum required at such adjourned meeting. It shall not, however, otherwise be necessary to give any notice of an adjourned meeting.

11                               Every question submitted to a meeting shall be decided in the first instance by a show of hands and in case of equality of votes the chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) which he may have as a Noteholder or as a proxy or representative.

12                               At any meeting, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman, the Issuer, the Trustee or by one or more persons holding one or more Notes or being proxies or representatives and holding or representing in the aggregate not less than one-fiftieth in principal amount of the Notes for the time being outstanding, a declaration by the chairman that a resolution has been carried or carried by a particular majority or lost or not carried by any particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

13                               If at any meeting a poll is so demanded, it shall be taken in such manner and (subject as provided below) either at once or after such an adjournment as the chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuation of the meeting for the transaction of any business other than the question on which the poll has been demanded.

14                               Any poll demanded at any meeting on the election of a chairman or on any question of adjournment shall be taken at the meeting without adjournment.

15                               The Issuer and the Trustee (through their respective representatives) and their respective financial and legal advisers may attend and speak at any meeting of Noteholders. No one else may attend at any meeting of Noteholders or join with others in requesting the convening of such a meeting unless he is the holder of a Note or is a proxy or a representative.

16                               At any meeting on a show of hands every person who is present in person and who produces a Note or is a proxy or a representative shall have one vote and on a poll every person who is so present shall have one vote in respect of each U.S.$1 (or, in the case of meetings of holders of Notes denominated in another currency, as the Trustee in its absolute discretion may decide) in principal amount of the Notes so produced or represented or in respect of which he is a proxy or a representative. Without prejudice to the obligations of proxies, any person entitled to more than one vote need not use all his votes or cast all the votes to which he is entitled in the same way.

17                               A meeting of Noteholders shall, subject to the Conditions, in addition to the powers given above, but without prejudice to any powers conferred on other persons by this Trust Deed, have power exercisable by Extraordinary Resolution:

17.1                     to sanction any proposal by the Issuer or the Trustee for any modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of the Noteholders against the Issuer or against any of its property whether such rights shall arise under this Trust Deed, the Agency Agreement or otherwise;

17.2                     to sanction any scheme or proposal for the exchange, substitution or sale of the Notes for, or the conversion of the Notes into, or the cancellation of the Notes in consideration of, shares, stock, notes, Notes, debentures, debenture stock and/or other obligations and/or securities of the Issuer or any other body corporate formed or to be formed, or partly for or into or in consideration of such shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or securities as aforesaid;

17.3                     to assent to any modification of this Trust Deed or the Conditions that relate to the rights appertaining to the Notes which shall be proposed by the Issuer or the Trustee;

17.4                     to authorise anyone to concur in and do all such things as may be necessary to carry out and to give any authority, direction or sanction which under this Trust Deed or the Notes is required to be given by Extraordinary Resolution;

17.5                     to appoint any persons (whether Noteholders or not) as a committee or committees to represent the interests of the Noteholders and to confer upon such committee or committees any powers or discretions which the Noteholders could themselves exercise by Extraordinary Resolution;

17.6                     to approve a person proposed to be appointed as a new Trustee and to remove any Trustee;

17.7                     to approve the substitution of any entity for the Issuer (or any previous substitute) as principal debtor under this Trust Deed (for the avoidance of doubt, nothing in this paragraph shall be interpreted to mean that the consent of the Bondholders is required in relation to any substitution that the Trustee may otherwise agree to under Clause 16.2 of the Trust Deed); and

17.8                     to discharge or exonerate the Trustee from any liability in respect of any act or omission for which it may become responsible under this Trust Deed or the Notes; provided that the special quorum provisions contained in the proviso to paragraph 7 and, in the case of an adjourned meeting, in the proviso to paragraph 8 shall apply in relation to any Extraordinary Resolution for the purpose of paragraph 17.2 or 17.7 (unless, in the case of paragraph 17.7, such substitution is made in compliance with Clause 16 of the Trust Deed) or for the purpose of making any modification to the provisions contained in this Trust Deed, the Conditions or the Notes which would have the effect of:

17.8.1           changing the Final Maturity Date, the Call Date (other than deferring the Call Date), the End of Period Restricted Date (other than bringing forward the End of Period Restricted Date) or any dates for payment of interest or any other amount in respect of the Notes; or

17.8.2           modifying the circumstances in which the Issuer or Noteholders are entitled to redeem the Notes pursuant to Condition 7(b), 7(c) or 7(e) (other than removing the right of the Issuer to redeem the Notes pursuant to Condition 7(b) or (c)); or

17.8.3           reducing or cancelling the principal amount of, or interest on, the Notes or to reduce the amount payable on redemption of the Notes; or

17.8.4           modifying the basis for calculating the interest or any other amount payable in respect of the Notes; or

17.8.5           modifying the provisions relating to, or cancelling, the Conversion Rights including the circumstances in which Conversion Rights may be exercised or the rights of Noteholders to receive Class A Shares and/or the Cash Conversion Amount and/or the Alternative Settlement Cash Amount on exercise of Conversion Rights pursuant to the Conditions (other than pursuant to or as a result of any amendments to the Conditions or the Trust Deed made pursuant to and in accordance with the provisions of Condition 6(n) in order to effect a Conversion Right Transfer or Condition 11(g) following or as part of a Newco Scheme (“Newco Scheme Modification”) and other than a reduction to the Conversion Price or an increase in the number of Class A Shares and/or Cash Conversion Amount and/or Alternative Settlement Cash Amount to be issued or paid to Noteholders on exercise of Conversion Rights); or

17.8.6           increasing the Conversion Price (other than in accordance with the Conditions or pursuant to a Newco Scheme Modification) or to reduce the number of Class A Shares to be issued, or reduce the Cash Conversion Amount and/or the Alternative Settlement Cash Amount payable, to Noteholders on exercise of Conversion Rights; or

17.8.7           changing the currency or denomination of the Notes or of any payment in respect of the Notes; or

17.8.8           changing the governing law of the Notes, the Trust Deed, the Agency Agreement or the Calculation Agency Agreement (other than in the case of a substitution of the Issuer (or any previous substitute or substitutes) under Condition 14(c)), or

17.8.9           modifying the provisions concerning the quorum required at any meeting of Noteholders or the majority required to pass an Extraordinary Resolution; or

17.8.10    amending this proviso.

No consent or approval of Noteholders shall be required in connection with any Conversion Right Transfer effected in accordance with Condition 6(n) or any Newco Scheme Modification.

18                               An Extraordinary Resolution passed at a meeting of Noteholders duly convened and held in accordance with this Trust Deed shall be binding upon all the Noteholders, whether or not present at such meeting and whether or not they vote in favour, and each of the Noteholders shall be bound to give effect to it accordingly. The passing of any such resolution shall be conclusive evidence that the circumstances of such resolution justify the passing of it.

19                               Minutes of all resolutions and proceedings at every such meeting shall be made and entered in the books to be from time to time provided for that purpose by the Issuer or the Trustee and any such minutes, if purporting to be signed by the chairman of the meeting at which such resolutions were passed or proceedings transacted or by the chairman of the next succeeding meeting of Noteholders, shall be conclusive evidence of the matters contained in them and until the contrary is proved every such meeting in respect of the proceedings of which minutes have been so made and signed shall be deemed to have been duly convened and held and all resolutions passed or proceedings transacted at it to have been duly passed and transacted.

20                               Subject to the following sentence, a Written Resolution may be contained in one document or in several documents in like form, each signed by or on behalf of one or more of the Noteholders.

For so long as the Notes are in the form of a Global Note registered in the name of a common depositary for Euroclear, Clearstream, Luxembourg or another clearing system, or a nominee of any of the above then, in respect of any resolution proposed by the Issuer or the Trustee:

20.1                     Electronic Consent: where the terms of the resolution proposed by the Issuer or the Trustee (as the case may be) have been notified to the Noteholders through the relevant clearing system(s) as provided in sub-paragraphs (i) and/or (ii) below, each of the Issuer and the Trustee shall be entitled to rely upon approval of such resolution given by way of electronic consents communicated through the electronic communications systems of the relevant clearing system(s) to the Principal Paying, Transfer and Conversion Agent or another specified agent and/or the Trustee in accordance with their operating rules and procedures by or on behalf of the Noteholder(s) of not less than 75 per cent. of the aggregate principal amount of the Notes outstanding (the “Required Proportion”) (“Electronic Consent”) by close of business on the Relevant Date. Any resolution passed in such manner shall be binding on all Noteholders even if the relevant consent or instruction proves to be defective. Neither the Issuer nor the Trustee shall be liable or responsible to anyone for such reliance;

(i)                                  When a proposal for a resolution to be passed as an Electronic Consent has been made, at least 10 days’ notice (exclusive of the day on which the notice is given and of the day on which affirmative consents will be counted) shall be given to the Noteholders through the relevant clearing system(s). The notice shall specify, in sufficient detail to enable Noteholders to give their consents in relation to the proposed resolution, the method by which their consents may be given (including, where applicable, blocking of their accounts in the relevant clearing system(s)) and the time and date (the “Relevant Date”) by which they must be received in order for such consents to be validly given, in each case subject to and in accordance with the operating rules and procedures of the relevant clearing system(s).

(ii)                               If, on the Relevant Date on which the consents in respect of an Electronic Consent are first counted, such consents do not represent the Required Proportion, the resolution shall, if the party proposing such resolution (the “Proposer”) so determines, be deemed to be defeated. Such determination shall be notified in writing to the other party or parties to the Trust Deed. Alternatively, the Proposer may give a further notice to Noteholders that the resolution will be proposed again on such date and for such period as shall be agreed with the Trustee (unless the Trustee is the Proposer). Such notice must inform Noteholders that insufficient consents were received in relation to the original resolution and the information specified in sub-paragraph (i) above. For the purpose of such further notice, references to “Relevant Date” shall be construed accordingly.

For the avoidance of doubt, an Electronic Consent may only be used in relation to a resolution proposed by the Issuer or the Trustee which is not then the subject of a meeting that has been validly convened in accordance with paragraph 3 above, unless that meeting is or shall be cancelled or dissolved; and

20.2                     Written Resolution: where Electronic Consent is not being sought, for the purpose of determining whether a Written Resolution has been validly passed, the Issuer and the Trustee shall be entitled to rely on consent or instructions given in writing directly to the Issuer and/or the Trustee, as the case may be, (a) by accountholders in the clearing system with entitlements to such Global Note or, (b) where the accountholders hold any such entitlement on behalf of another person, on written consent from or written instruction by the person identified by that accountholder as the person for whom such entitlement is held. For the purpose of establishing the entitlement to give any such consent or instruction, the Issuer and the Trustee shall be entitled to rely on any certificate or other document issued by, in the case of (a) above, Euroclear, Clearstream, Luxembourg or any other relevant alternative clearing system (the “relevant clearing system”) and, in the case of (b) above, the relevant clearing system and the accountholder identified by the relevant clearing system for the purposes of (b) above. Any resolution passed in such manner shall be binding on all Noteholders, even if the relevant consent or instruction proves to be defective. Any such certificate or other document shall be conclusive and binding for all purposes. Any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system (including Euroclear’s EUCLID or Clearstream, Luxembourg’s CreationOnline system) in accordance with its usual procedures and in which the accountholder of a particular principal or nominal amount of the Notes is clearly identified together with the amount of such holding. Neither the Issuer nor the Trustee shall be liable to any person by reason of having accepted as valid or not having rejected any certificate or other document to such effect purporting to be issued by any such person and subsequently found to be forged or not authentic.

A Written Resolution and/or Electronic Consent shall take effect as an Extraordinary Resolution. A Written Resolution and/or Electronic Consent will be binding on all Noteholders, whether or not they participated in such Written Resolution and/or Electronic Consent.

21                               Subject to all other provisions contained in this Trust Deed the Trustee may without the consent of the Noteholders prescribe such further regulations regarding the holding of meetings of Noteholders and attendance and voting at them as the Trustee may in its sole discretion determine including particularly (but without prejudice to the generality of the foregoing) such regulations and requirements as the Trustee thinks reasonable:

21.1                     so as to satisfy itself that persons who purport to requisition a meeting in accordance with paragraph 3 or who purport to make any requisition to the Trustee in accordance with this Trust Deed are in fact Noteholders; and

21.2                     so as to satisfy itself that persons who purport to attend or vote at any meeting of Noteholders are entitled to do so in accordance with this Trust Deed.

SCHEDULE 5

Form of Director’s Certificate

[ON THE HEADED PAPER OF THE ISSUER]

To:                         BNY Mellon Corporate Trustee Services Limited

One Canada Square

London E14 5AL

United Kingdom

[Date]

Dear Sirs

YANDEX N.V.

U.S.$1,250,000,000 0.75 per cent. Convertible Notes due 2025

This certificate is delivered to you in accordance with Clause 10.5 of the Trust Deed dated 3 March 2020 (the “Trust Deed”) and made between Yandex N.V. (the “Issuer”) and BNY Mellon Corporate Trustee Services Limited (the “Trustee”). All words and expressions defined in the Trust Deed shall (save as otherwise provided herein or unless the context otherwise requires) have the same meanings herein. The undersigned, having made all reasonable enquiries to the best of [his/her] knowledge, information and belief:

(a)                              As at [•](1), no Event of Default or Potential Event of Default or Fundamental Change Event or Delisting Event existed [other than [•]](2) and no Event of Default or Potential Event of Default or Fundamental Change Event or Delisting Event had existed at any time since [•](3) [the Certification Date (as defined in the Trust Deed) of the last certificate delivered under Clause 10.5(4)]/[the date of this Trust Deed] [other than [•]](5); and

(a)                              From and including [•](3) [the Certification Date of the last certificate delivered under Clause 10.5]4/[the date of this Trust Deed] to and including [•](1), the [Issuer] confirms that there has been no breach in respect of its obligations under the Trust Deed [other than [•]](6) and that no Fundamental Change Event or Delisting Event [other than [•]](7) has occurred.

For and on behalf of

Director

(1)                                Specify a date not more than 5 days before the date of delivery of the certificate.

(2)                                If any Event of Default or Potential Event of Default did exist, give details; otherwise delete.

(3)                                Insert date of Trust Deed in respect of the first certificate delivered under Clause 10.5, otherwise delete.

(4)                                Include unless the certificate is the first certificate delivered under Clause 10.5, in which case delete.

(5)                                If any Event of Default or Potential Event of Default did exist, give details; otherwise delete.

(6)                                If the Issuer has failed to comply with any obligation(s), give details; otherwise delete.

(7)                                If a Fundamental Change Event or Delisting Event has occurred, give details; otherwise delete.

This deed is delivered on the day and year first before written.

EXECUTED AS A DEED BY

YANDEX N.V.

By:

/s/ Arkady Volozh

Authorised signatory

Signature page to Trust Deed

EXECUTED AND DELIVERED AS A DEED BY

BNY MELLON CORPORATE TRUSTEE SERVICES LIMITED

Acting by two of its lawful Attorneys:

Attorney:	/s/ Marilyn Chau

Attorney:	/s/ Martin Olcese

In the presence of:

Witness name: Jonathan Rogers

Signature:	/s/ Jonathan Rogers

Address: One Canada Square, London E14 5AL

Signature page to Trust Deed